   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               MAXTOR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                           3572                          77-0123732
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)            IDENTIFICATION NO.)

                              510 COTTONWOOD DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 432-1700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL R. CANNON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                              510 COTTONWOOD DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 432-1700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              GREGORY M. GALLO, ESQ.                              RAYMOND B. CHECK, ESQ.
             DIANE HOLT FRANKLE, ESQ.                              DAVID W. HIRSCH, ESQ.
               JEFFREY D. BALL, ESQ.                        CLEARY, GOTTLIEB, STEEN & HAMILTON
         GRAY CARY WARE & FREIDENRICH LLP                            ONE LIBERTY PLAZA
                400 HAMILTON AVENUE                              NEW YORK, NEW YORK 10006
         PALO ALTO, CALIFORNIA 94301-1825                             (212) 225-2000
                  (650) 328-6561

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM         PROPOSED MAXIMUM
    TITLE OF SHARES           AMOUNT TO BE            AGGREGATE PRICE             AGGREGATE                AMOUNT OF
   TO BE REGISTERED           REGISTERED(1)            PER SHARE(2)            OFFERING PRICE         REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock,
  $0.01 par value(4)...          shares                      $                  $150,000,000                $41,700
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par
  value(5).............          shares                      $                  $300,000,000                $83,400
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Includes             shares which the underwriters have the option to
    purchase to cover overallotments, if any.

(2) Estimated solely for the purpose of computing the registration fee.

(3) Computed pursuant to Rule 457(o) based upon the maximum aggregate offering price of all of the securities listed in this table.

(4) Common stock which may be offered by Maxtor Corporation or Hyundai Electronics America.

(5) Common stock which may be delivered by DECS Trust IV pursuant to certain beneficial interests in the trust which may be offered by DECS Trust IV as described herein.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: (1) a prospectus relating to an offer by Maxtor to sell newly issued shares of common stock and an offer by Hyundai Electronics America to sell outstanding shares of Maxtor common stock; and (2) a prospectus relating to the delivery by DECS Trust IV of shares of Maxtor common stock owned by Hyundai Electronics America that
may be delivered on             , 2002, pursuant to the terms of certain
beneficial interests in DECS Trust IV.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 21, 1998

PROSPECTUS

                                                  SHARES

                           [MAXTOR CORPORATION LOGO]

                                  COMMON STOCK

                              $         PER SHARE
                           -------------------------

     Maxtor Corporation is selling                shares of its common stock and
Hyundai Electronics America is selling           shares of Maxtor common stock.
Maxtor will not receive any proceeds from the sale of the shares by Hyundai Electronics America. The underwriters named in this prospectus may purchase up
to           additional shares of common stock from Maxtor and Hyundai
Electronics America under certain circumstances.

     In a separate offering, DECS Trust IV is offering                DECS. The
terms of the DECS provide that DECS Trust IV may distribute shares of Maxtor common stock owned by Hyundai Electronics America to DECS holders on or about
             , 2002, or earlier in certain circumstances, if DECS Trust IV is
liquidated. DECS Trust IV may distribute an additional                shares of
Maxtor common stock owned by Hyundai Electronics America to cover rights to purchase additional DECS granted to the underwriters of the DECS offering.

     Maxtor's common stock is quoted on the Nasdaq National Market under the symbol "MXTR." The last reported sale price of the common stock on the Nasdaq
National Market on           , 1999, was $     per share.
                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           -------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Public Offering Price.......................................    $          $
Underwriting Discounts......................................    $          $
Proceeds to Maxtor (before expenses)........................    $          $
Proceeds to Hyundai Electronics America (before expenses)...    $          $

     The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about           ,
1999.
                            ------------------------
SALOMON SMITH BARNEY
        HAMBRECHT & QUIST
                LEHMAN BROTHERS
                        MERRILL LYNCH & CO.
                                NATIONSBANC MONTGOMERY SECURITIES LLC
             , 1999

                                [MAXTOR GRAPHIC]

     References in this prospectus to "Korea" are to the Republic of Korea. Certain technical terms used throughout this prospectus are defined in the Glossary appearing immediately prior to the consolidated financial statements at the end of this prospectus. Maxtor(R) and No Quibble(R) are registered trademarks of Maxtor. The Maxtor logo, DiamondMax(TM) and Formula 4(TM) are trademarks of Maxtor. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Relationship Between Maxtor and Hyundai.....................   20
Where You Can Find More Information.........................   24
Price Range of Our Common Stock.............................   25
Dividend Policy.............................................   25
Capitalization..............................................   26
Dilution....................................................   27
Selected Consolidated Financial Data........................   28
Management's Discussion and Analysis of Financial Condition
  and
  Results of Operations.....................................   29
Business....................................................   41
Management..................................................   54
Certain Transactions........................................   58
Selling Stockholder.........................................   61
Underwriting................................................   62
Legal Matters...............................................   64
Experts.....................................................   64
Glossary....................................................   65
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     You should read the following summary together with the information set forth under the heading "Risk Factors" and in the financial statements and accompanying notes appearing elsewhere in this prospectus.

MAXTOR CORPORATION

     We are a leading provider of hard disk drives for desktop computers. Our DiamondMax product family consists of 3.5 inch hard disk drives with storage capacities which range from 3.4 gigabytes to 17.2 gigabytes and industry-leading performance. Our customers are desktop computer manufacturers, including Compaq, Dell and IBM; distributors, including Bell Micro and Ingram; and retailers, including Best Buy, CompUSA and Staples.

OUR TURNAROUND

     During the mid-1980's, we were a leading technology innovator in the hard disk drive industry. We completed an initial public offering of our common stock in 1986. An overly complex business strategy led to a dramatic decline in our financial performance during the late 1980's and early 1990's. Hyundai Electronics America acquired all of the outstanding stock of Maxtor through a series of transactions in 1994 and 1996.

     In July 1996, we hired Michael R. Cannon, our current Chief Executive Officer and President and a 20 year veteran of the hard disk drive industry, to lead our turnaround. Mr. Cannon immediately took a number of steps to position us to become a significant provider of hard disk drives to leading computer manufacturers. These steps included:

     - improving product performance and quality;

     - improving the timeliness of our new product introductions (also known as time-to-market introduction);

     - reducing the amount of time required to produce new products in large volume (also known as time-to-volume production); and

     - refocusing our sales and marketing efforts.

     As a result of these actions, our performance has improved significantly during a difficult period in the hard disk drive industry. Our turnaround achievements include:

     - time-to-market leadership in storage capacity with our DiamondMax 2880 (2.8 gigabytes per disk), DiamondMax 3400 (3.4 gigabytes per disk) and DiamondMax 4320 (4.3 gigabytes per disk) hard disk drives;

     - significantly improved time-to-volume production results in the first full quarter of production of our DiamondMax 2160 (1.4 million units), DiamondMax 2880 (1.3 million units) and DiamondMax 3400 (2.8 million units);

     - increased revenues from leading computer manufacturers, including Compaq, Dell and IBM, from 3.7% of total revenue in the second quarter of 1996 to 54.5% of total revenue in the third quarter of 1998;

     - increased units shipped per quarter from 1.3 million units in the first quarter of 1997 to 4.3 million units in the third quarter of 1998;

     - increased market share of the desktop hard disk drive market in terms of units shipped from 5.6% in the first quarter of 1997 to 16.7% in the third quarter of 1998, according to International Data Corporation; and

     - among the lowest selling, general and administrative costs as a percentage of revenue in the hard disk drive industry for the 1997 fiscal year and the first nine months of 1998.

     Cumulatively, these changes have led to significantly improved financial results. During the first nine months of 1997 and 1998, our revenue grew by 82.2% from $922.3 million to $1,680.7 million, while gross margins improved from 1.9% to 11.8% over the same period.

OUR STRATEGY

     We seek to be the dominant provider of hard disk drives to leading desktop computer manufacturers, distributors and retailers. Our strategy to achieve this goal includes:

     - effectively integrating new technology;

     - leveraging design excellence;

     - capitalizing on flexible manufacturing;

     - increasing market share with leading desktop computer manufacturers;

     - maintaining customer satisfaction; and

     - broadening our product portfolio.

OUR RECENT PUBLIC OFFERING

     In the third quarter of 1998, we completed a public offering of approximately 49.7 million shares of our common stock. Our net proceeds from the offering were approximately $329.4 million.

OUR RELATIONSHIP WITH HYUNDAI

     Hyundai Electronics America owns approximately 46.7% of our common stock prior to this stock offering. Hyundai Electronics America will own approximately
     % of our common stock after this offering (assuming the underwriters do not exercise their right to purchase any additional shares of our common stock in the stock offering). We have a number of agreements with Hyundai Electronics America and its parent and subsidiary corporations that are intended to address ongoing relationships.

HOW TO REACH US

     Maxtor is incorporated in Delaware. Our principal executive offices are located at 510 Cottonwood Drive, Milpitas, California 95035. Our telephone number at that address is (408) 432-1700.

                               THE STOCK OFFERING

Common stock offered by Maxtor..............................  shares
Common stock offered by Hyundai Electronics America.........  _______  shares
     Total common stock offered.............................  shares
Common stock outstanding after the stock offering(1)(2).....  shares
Common stock held by Hyundai Electronics America immediately after the stock offering..................................  shares
Nasdaq National Market symbol...............................  "MXTR"

-------------------------
(1) Based on the number of shares outstanding as of             , 1999. Excludes
           shares of our common stock issuable upon the exercise of options outstanding under our Amended and Restated 1996 Stock Option Plan with a
    weighted average exercise price of $     per share.

(2) Assumes no exercise of the underwriters' right to purchase additional shares in the stock offering.

                               THE DECS OFFERING

     DECS Trust IV is offering for sale in a separate, concurrent offering
               DECS, plus up to an additional                DECS to be sold
only under certain circumstances. On or about           , 2002, or upon earlier
liquidation of DECS Trust IV in certain circumstances, DECS Trust IV will distribute common stock owned by Hyundai Electronics America (or, at Hyundai Electronics America's option, the cash equivalent) and/or such other consideration as is delivered by Hyundai Electronics America to DECS Trust IV under its purchase agreement with the DECS Trust IV, to the holders of the DECS, at the rate specified in the DECS prospectus.

                                USE OF PROCEEDS

     Our anticipated net proceeds from the sale of our common stock in the stock
offering are estimated to be approximately $          million (approximately
$          million if the underwriters fully exercise their right to purchase additional shares of common stock in the stock offering), after deducting the underwriting discounts and estimated offering expenses payable by Maxtor. We will not receive any proceeds from the sale of shares by Hyundai Electronics America or from the sale of the DECS.

     We will use the proceeds for capital expenditures, working capital and general corporate purposes, including the possible repayment of outstanding indebtedness. Pending such uses, we will invest the net proceeds of the stock offering in investment grade, interest-bearing securities.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                                 (IN MILLIONS)

                                            FISCAL     NINE MONTHS       FISCAL            NINE MONTHS ENDED
                                          YEAR ENDED      ENDED        YEAR ENDED    -----------------------------
                                          MARCH 30,    DECEMBER 28,   DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                             1996        1996(1)          1997           1997            1998
                                          ----------   ------------   ------------   -------------   -------------
                                                                                      (UNAUDITED)     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.................................   $1,269.0      $ 798.9        $1,424.3        $922.3         $1,680.7
Gross profit (loss).....................       72.7        (90.0)           71.4          17.2            197.9
Total operating expenses................      182.0        148.5           168.8         124.6            174.3(2)
Income (loss) from operations...........     (109.3)      (238.5)          (97.4)       (107.4)            23.6(2)
Interest expense........................      (11.8)       (18.0)          (36.5)        (27.5)           (24.1)
Net income (loss).......................     (122.8)      (256.3)         (109.9)(3)    (133.0)             1.2(2)

                                                                  THREE MONTHS ENDED
                                --------------------------------------------------------------------------------------
                                 JUNE 28,     SEPTEMBER 27,   DECEMBER 27,    MARCH 28,     JUNE 27,     SEPTEMBER 26,
                                   1997           1997            1997          1998          1998           1998
                                -----------   -------------   ------------   -----------   -----------   -------------
                                (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
QUARTERLY STATEMENT OF
  OPERATIONS DATA:
Revenue.......................    $283.1         $392.2          $502.0        $549.6        $531.3         $599.8
Gross profit..................       2.8           21.5            54.2          62.3          62.4           73.2
Total operating expenses......      40.9           42.2            44.2          64.0          50.3           60.0
Income (loss) from
  operations..................     (38.1)         (20.7)           10.0          (1.7)         12.1           13.2
Interest expense..............      (8.7)         (10.9)           (9.0)         (8.8)         (8.7)          (6.6)
Net income (loss).............     (46.6)         (31.4)           23.1(3)      (10.3)          5.4            6.1

                                                                 AT SEPTEMBER 26, 1998
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(4)
                                                              -----------   --------------
                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $162.2          $
Total assets................................................     743.2
Short-term borrowings, including current portion of
  long-term debt............................................       5.3
Total current liabilities...................................     477.7
Long-term debt and capital lease obligations due after one
  year......................................................     145.1
Total stockholders' equity..................................     120.4

-------------------------
(1) We changed our fiscal year during the period ended December 28, 1996 to conform to the fiscal year of Hyundai Electronics America.

(2) Total operating expenses, income from operations and net income for the nine months ended September 26, 1998 reflect a $11.0 million compensation charge related to certain variable accounting features of our 1996 Stock Option Plan. Without this compensation charge, we would have had total operating expenses of $163.3 million, income from operations of $34.6 million and net income of $12.2 million. We amended and restated our 1996 Stock Option Plan to remove the variable features and to provide for fixed award options.

(3) Includes recovery of a $20.0 million fully-reserved note from International Manufacturing Services, Inc.

(4) As adjusted to reflect the sale of             shares of our common stock in
    the stock offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by Maxtor and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial also may impair our business operations.

     Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition or results of operations. In such an event, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT OF $771.8 MILLION

     We have a history of significant losses. During each of the 19 consecutive quarters ended September 27, 1997, we incurred significant operating losses ranging from $125.5 million to $3.1 million per quarter, with net losses ranging from $130.2 million to $4.5 million. These losses were primarily a result of the following:

     - delayed product introductions;

     - product performance and quality problems;

     - low manufacturing yields and under-utilization of manufacturing capacity;

     - high operating and interest expenses; and

     - overall market conditions in the hard disk drive industry, including fluctuations in demand and declining average selling prices.

     As of September 26, 1998, we had an accumulated deficit of approximately $771.8 million. If we do not address successfully the factors that led to our history of losses, we will not be profitable in the future. Even if we successfully address these factors, we still may not be profitable in the future.

OUR AVERAGE SELLING PRICES ARE DECLINING

     It is very difficult to achieve and maintain profitability and revenue growth in the hard disk drive industry because the average selling price of a hard disk drive rapidly declines over the commercial life of such product. This is true even for those products that are competitive and introduced into the market in a timely manner. Average selling prices decline even further when, as is often the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. We anticipate that average selling prices of our products will continue to decline for the foreseeable future.

UNLESS WE CONSISTENTLY EXECUTE, WE WILL HAVE SIGNIFICANT LOSSES

     Most of our products are sold to desktop computer manufacturers. Such manufacturers use the quality, storage capacity, performance and price characteristics of hard disk drives to select, or qualify, their hard disk drive suppliers. Such manufacturers typically seek to qualify three or four suppliers for each hard disk drive product generation. To qualify consistently with these manufacturers, and thus succeed in the desktop hard disk drive industry, we must execute consistently on our product development and manufacturing processes to be among the first-to-market introduction and first-to-volume production at leading storage capacity per disk with competitive prices and high quality. Once a manufacturer has chosen its hard disk drive suppliers for a given desktop computer product, it generally will purchase hard disk drives from those suppliers for the commercial life of that product line. If we miss a qualification opportunity, we may not have another opportunity to do business with that manufacturer until we introduce our next generation of products. The effect of missing a product qualification opportunity is magnified by the limited number of high volume manufacturers of personal computers. If we do not reach the market or deliver volume production in a timely manner, we may lose opportunities to qualify our products, our gross margins probably will decline due to rapidly declining average selling prices, and we probably will lose market share.

SUBSTANTIAL DEPENDENCE ON THE DESKTOP COMPUTER MARKET

     While there has been significant growth in the demand for desktop computers over the past several years, according to International Data Corporation, the growth rate in the desktop computer market has slowed in recent quarters. Because of our reliance on the desktop segment of the personal computer market, we will be affected more by changes in market conditions for desktop computers than would a company with a broader range of products. Any decrease in the demand for desktop computers could cause a decrease in the demand for our products.

     Although our current products are designed for the largest segment of the hard disk drive market, the desktop computer market, demand may shift to other market segments over time. We also believe that to remain a significant supplier of hard disk drives to major manufacturers of personal computers, we will need to offer a broader range of hard disk drive products to our customers. Therefore, we will need to develop and manufacture new products that address additional hard disk drive market segments and emerging technologies to remain competitive in the hard disk drive industry. Examples of potentially important market segments that our current products are not designed to address include:

     - the client-server market;

     - lower cost, lower performance personal computer systems (typically below $699); and

     - laptop personal computers.

     To specifically address these or additional market segments, we would have to reengineer some of our existing technology and develop new technology. Certain of our competitors have significant advantages over us in one or more of these and other potentially significant new or growing market segments. Any failure by us to successfully develop and introduce new products to address specifically these additional market segments could have a material adverse effect on our business, financial condition and results of operations.

A SIGNIFICANT AMOUNT OF OUR REVENUE COMES FROM A FEW CUSTOMERS

     We sell most of our products to a limited number of customers. During the nine months ended September 26, 1998, three customers, Dell, Compaq and IBM, accounted for approximately 27%, 16% and 10%, respectively, of our revenue, and our top ten customers accounted for approximately 83% of our revenue. During the fiscal year ended December 27, 1997, two customers, Compaq and Dell, accounted for approximately 21% and 10%, respectively, of our revenue, and our top ten customers accounted for approximately 60% of our revenue.

     We believe that a relatively small number of customers will continue to account for a significant portion of our revenue for the foreseeable future, and that the proportion of our revenue from such customers could continue to increase in the future. These customers have a wide variety of suppliers to choose from and therefore can make substantial demands on us. Our customers generally are not obligated to purchase any minimum volume of products from us and generally are able to terminate their relationship with us at anytime. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, our business, financial condition and results of operations could be materially and adversely affected.

OUR QUARTERLY RESULTS FLUCTUATE SIGNIFICANTLY

     Our recent revenue growth rates may not be sustainable. You should not use our past results to predict future performance. Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Our future performance will depend on many factors, including the following:

     - our ability to be consistently among the first-to-volume production with competitive products;

     - fluctuations in the demand for hard disk drives as a result of the cyclical and seasonal nature of the desktop computer industry;

     - the availability of and efficient use of manufacturing capacity;

     - changes in product or customer mix;

     - our existing competitors introducing better products at competitive prices before we do;

     - new competitors entering our market;

     - our ability to manage successfully the complex and difficult process of qualifying our products with our customers;

     - our customers canceling, rescheduling or deferring significant orders for our products, particularly in anticipation of new products or enhancements from us or our competitors;

     - the ability of certain of our distribution and retail customers to return unsold products for credit;

     - the ability of certain of our distribution and retail customers to receive lower prices retroactively on their inventory of our products when we lower prices on our products;

     - our ability to purchase enough components and raw materials at competitive prices which allow us to make a profit;

     - the availability of adequate capital resources;

     - increases in research and development expenditures, particularly as a percentage of revenue, required to maintain our competitive position;

     - changes in our strategy;

     - personnel changes; and

     - other general economic and competitive factors.

     Many of our operating expenses are relatively fixed and difficult to reduce or modify. As a result, the fixed nature of our operating expenses will magnify any adverse effect of a decrease in revenue on our results of operations.

     As a result of these and other factors, we believe that period to period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline.

WE MUST MANAGE OUR GROWTH

     In July 1996, we began to modify our management and operational structures. Our revenues generally have been growing since the first quarter of 1997. Our restructuring activities and revenue growth have placed, and we expect will continue to place, a significant strain on our personnel and resources. Our ability to maintain the advantages of the restructuring and to manage future growth will depend on our ability to:

     - continue to improve our information and control systems;

     - hire, train, retain, manage and motivate an expanding employee base; and

     - maintain effective cost controls.

OUR CUSTOMERS ARE PLACING NEW AND COSTLY DEMANDS ON US

     Our customers are adopting more sophisticated business models that place additional strains on our business. For example, many personal computer manufacturers, including some of our largest personal computer manufacturing customers, are starting to adopt build-to-order manufacturing models that reduce their component inventories and related costs and enable them to tailor their products more specifically to the needs of their customers.

     Some of our personal computer manufacturing customers also are considering or have implemented a "channel assembly" model in which the manufacturer ships a minimal computer system to the dealer or other assembler, and component suppliers (including hard disk drive manufacturers such as us) ship parts directly to the dealer or other assembler for installation at its location. Finally, certain of our manufacturing customers have adopted just-in-time inventory management processes that require component suppliers to maintain inventory at or near the customer's production facility. These new business models require us to hold our products in inventory longer, which increases our risk of inventory obsolescence and average selling price decline. These changing models also increase our capital requirements and costs, complicate our inventory management strategies, and make it difficult for us to match our manufacturing plans with projected customer demand.

THE HARD DISK DRIVE MARKET IS HIGHLY COMPETITIVE

     Although our share of the desktop hard disk drive market has increased steadily since the first quarter of 1997, this market segment and the hard disk drive market in general are intensely competitive even during periods when demand is stable. We compete primarily with manufacturers of 3.5-inch hard disk drives for the personal computer industry, including:

     - Fujitsu Limited;

     - Quantum Corporation;

     - Samsung Electronic Company Limited;

     - Seagate Technology, Inc.; and

     - Western Digital Corporation.

     We also could face significant competition from other companies, such as International Business Machines Corporation, in our current markets or in other markets into which we may expand our product portfolio.

     Many of our competitors have a number of significant advantages over us, including:

     - a larger market share;

     - a broader array of product lines;

     - preferred vendor status with some of our customers;

     - extensive name recognition and marketing power; and

     - significantly greater financial, technical and manufacturing resources.

     Unlike us, some of our competitors make many of their own components which may provide them with certain benefits including lower costs. Our competitors also may:

     - consolidate or establish strategic relationships among themselves to lower their product costs or to otherwise compete more effectively against us;

     - lower their product prices to gain market share; or

     - bundle their products with other products to increase demand for their products.

     In addition, new competitors could emerge and rapidly capture market share.

     If we fail to compete successfully against current or future competitors, our business, operating results and financial condition may be materially and adversely affected.

DEMAND FOR OUR PRODUCTS FLUCTUATES

     We currently offer a single product family that is designed for desktop computers. As a result, the demand for our products is dependent on the overall demand for desktop computers. The desktop computer and hard disk drive markets tend to go through periods of rapid growth followed by periods of oversupply and rapid price and gross margin erosion. This environment makes it difficult for us and our customers to reliably forecast demand for our products. We do not have long-term supply contracts with our customers, and our customers often can defer or cancel orders with limited notice and without significant penalty.

WE MUST EFFECTIVELY RESPOND TO CHANGING TECHNOLOGY; TRANSITION TO GIANT MAGNETO-RESISTIVE HEAD TECHNOLOGY

     Our future performance will depend on our ability to enhance current products and to develop and introduce volume production of new competitive products on a timely and cost-effective basis. We also must keep pace with and correctly anticipate technological developments and evolving industry standards and methodologies. Advances in magnetic, optical or other technologies, or the development of entirely new technologies, could lead to new competitive products that have better performance and/or lower prices than our products. Examples of such new technologies include giant magneto-resistive head technology (which already has been introduced by IBM and Fujitsu and which Western Digital reportedly will use in its products under an agreement with IBM) and optically-assisted recording technologies (which currently are being developed by companies such as TeraStor Corporation and Seagate). We intend to incorporate giant magneto-resistive head technology into future products. We have decided not to pursue optically-assisted recording technologies at this time. Our inability to introduce or achieve volume production of new competitive products on a timely and cost-effective basis has in the past and in the future could have a material adverse effect on our business, financial condition and results of operations.

TO DEVELOP NEW PRODUCTS, WE MUST EFFECTIVELY INTEGRATE PARTS FROM THIRD PARTIES

     Unlike some of our competitors, we do not manufacture any of the parts used in our products. Instead, our products incorporate parts designed by and purchased from third parties. Consequently, the success of our products is dependent on our ability to gain access to and integrate parts that use leading-edge technology. To successfully manage these integration projects we must:

     - obtain high quality parts;

     - be able to hire skilled personnel;

     - effectively integrate different products from a variety of vendors; and

     - manage difficult scheduling and delivery problems.

     Our success will depend on our ability to develop and maintain relationships with key suppliers.

WE ARE DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS

     A number of the parts used in our products are available from only one or a limited number of outside suppliers. Currently, we purchase digital signal processor/controller and spin/servo integrated circuits only from Texas Instruments, Inc. and purchase channel integrated circuits only from Lucent Technologies, Inc. As we have experienced in the past, some of the parts we require may periodically be in short supply. As a result, we must allow for significant ordering lead times for certain parts. In addition, our cancellation of orders for parts due to cut-backs in production caused by market oversupply, reduced demand, transition to new products or technologies or otherwise can result in us paying significant cancellation charges to suppliers. We order the majority of our parts on a purchase order basis and only have limited long-term volume purchase agreements with certain existing suppliers. If we cannot obtain sufficient quantities of high quality parts when we need them, our business, financial condition and results of operations could be materially and adversely affected.

WE ARE DEPENDENT ON MICHAEL R. CANNON AND OUR OTHER KEY PERSONNEL; THREAT OF LITIGATION OVER OUR HIRING PRACTICES

     Our success depends upon the continued contributions of our key employees many of whom, and in particular Michael R. Cannon, our President and Chief Executive Officer, would be extremely difficult to replace. We do not have employment contracts with any of our key personnel other than:

     - Mr. Cannon;

     - Paul J. Tufano, our Senior Vice President, Finance and Chief Financial Officer;

     - William F. Roach, our Senior Vice President, Worldwide Sales and
       Marketing;

     - Dr. Victor B. Jipson, our Senior Vice President, Engineering;

     - Phillip C. Duncan, our Vice President, Human Resources; and

     - K.H. Teh, our Vice President, Worldwide Manufacturing.

     We also do not have key person life insurance on any of our personnel. Most of our senior management and a significant number of our other employees have been with us for less than three years. Worldwide competition for skilled employees in the hard disk drive industry is extremely intense. We believe that some of our competitors recently have made targeted efforts to recruit employees from us and such efforts have resulted in us losing some skilled managers. If we are unable to retain our existing employees or to hire and integrate new employees, our business, financial condition and results of operations could be materially and adversely affected.

     Companies in the hard disk drive industry whose employees accept positions with competitors often claim that such competitors have engaged in unfair hiring practices. We may receive such claims in the future as we seek to hire qualified employees. We could incur substantial costs in defending ourselves against any such claims.

OUR TAX LIABILITY MAY INCREASE IN THE FUTURE

     Due to our net operating losses ("NOLs"), NOL carryforwards and favorable tax status in Singapore, we have not incurred any significant foreign, U.S. federal, state or local income taxes for any recent fiscal periods. There will be a significant reduction in, and potential elimination of, the NOL carryforwards available to us for U.S. federal, state and local income tax purposes as a result of recent events. As a result, our U.S. tax liability may increase substantially in the future.

     Events resulting in reduction and potential elimination of our NOL carryforwards include:

     - use of our NOLs to offset our income resulting from our receipt of a $400 million dividend in June 1998 from Maxtor Singapore;

     - use of our NOLs to offset income of Hyundai Electronics America and/or other Hyundai Electronics America affiliates with respect to consolidated or combined tax returns for periods from early 1996 to August 1998 (the "Affiliation Period") during which we were a member of a consolidated or combined tax group with Hyundai Electronics America (the "HEA Tax Group") for U.S. state and local income tax purposes; and

     - the July 1998 public offering of our common stock, which caused an "ownership change" for U.S. federal income tax purposes, resulting in a limitation on the amount of NOL carryforward that may be used annually to offset our income with respect to our post-Affiliation Period income tax returns. The annual limitation is based on the value of all of our outstanding stock immediately before the ownership change multiplied by 5.15%.

     In December 1997, our Singapore subsidiary, Maxtor Peripherals (S) Pte. Ltd was granted pioneer tax status in Singapore, thus exempting it from paying Singapore income taxes until June 30, 2003, subject to the ongoing satisfaction of certain conditions. Maxtor Singapore is eligible for up to two additional two-year extensions of this pioneer tax status, subject to the satisfaction of certain additional conditions. Maxtor Singapore may not be able to satisfy or, if satisfied, to maintain compliance with, the required conditions. If Maxtor Singapore is unable to satisfy and maintain compliance with the required conditions and is unable to obtain a waiver of any such failure, it would lose its pioneer tax status, or would be ineligible for such extensions, which could have a material adverse effect on our business, financial condition and results of operations.

     During the Affiliation Period, Hyundai Electronics America, Hyundai Electronics America affiliates and Maxtor filed separate income tax returns in certain foreign countries and certain U.S. state and local jurisdictions. Under an agreement between Maxtor, Hyundai Electronics America and other Hyundai Electronics America affiliates (the "Tax Allocation Agreement"), we agreed to pay our allocable share of the total consolidated or combined tax return liability for returns related to the Affiliation Period, we allowed Hyundai Electronics America and other Hyundai Electronics America affiliates to take advantage of our tax attributes, such as our NOLs and tax credits and we were entitled to use Hyundai Electronics America's tax attributes.

     The Hyundai Electronics America Tax Group has used substantial amounts of our NOLs and other tax attributes. Under the Tax Allocation Agreement, neither Hyundai Electronics America nor Maxtor is required to reimburse the other for any utilization of the other member's NOLs or other tax attributes, except that each party must reimburse the other for any additional use of the party's tax attributes as a result of any return or amended return related to the Affiliation Period filed after September 15, 1999, or as a result of any taxing authority adjustment to Affiliation Period returns made after September 15, 1999.

     We remain liable for our share of the total consolidated or combined tax return liability. There can be no assurance that our share of the consolidated or combined tax liability will not be increased as a result of subsequent events, such as taxing authority audit adjustments or the filing of amended returns affecting either our items of gain, income, loss, deduction or credit or another member's items of gain, income, loss, deduction or credit. We have agreed to indemnify or reimburse Hyundai Electronics America if there is any increase in our share of the consolidated or combined tax return liability resulting from revisions to our taxable income or revisions to another Hyundai Electronics America Tax Group member's taxable income, except to the extent such revisions to another Hyundai Electronics America Tax Group member's taxable income are made after September 15, 1999.

     Hyundai Electronics America recently sold all of the stock which it formerly owned of Symbios, Inc. and TV/COM International, Inc., causing these entities to cease to be members of the Hyundai Electronics America Tax Group. Under agreements related to these sales, Hyundai Electronics America agreed that Symbios and TV/COM no longer have any obligations under the Tax Allocation Agreement. Because we did not agree to assume any additional liability related to these sales, Hyundai Electronics America should bear the burden of any of Symbios' and TV/COM's former liabilities under the Tax Allocation Agreement.

     Taxing authorities may, by law, generally assess us for the total amount, and not just our share, of any consolidated or combined tax return deficiencies of the entire Hyundai Electronics America Tax Group which relate to the Affiliation Period. There can be no assurance that the Hyundai Electronics America Tax Group will satisfy all of its tax obligations or that additional liabilities will not be assessed for such periods. Hyundai Electronics America has agreed to indemnify and reimburse us if we are required to pay any tax, interest or penalty to any taxing authority related to any separate tax return of any member of the Hyundai Electronics America Tax Group other than us, and if we are required to pay to any taxing authority any amount in excess of our share of the consolidated or combined tax return liability.

RISKS ASSOCIATED WITH $150.3 MILLION IN DEBT

     We historically have operated with a significant amount of debt as compared to our equity. At September 26, 1998, we had outstanding approximately $150.3 million in principal amount of indebtedness. We incurred $24.1 million in interest expense in the first nine months of 1998 and $36.5 million in the fiscal year ended December 31, 1997. We also have an asset securitization program under which we sell our accounts receivable on a non-recourse basis. At September 26, 1998, $125.0 million of accounts receivable was securitized under the program. We must meet certain conditions in order to continue this program.

     Following the stock offering, we will continue to be subject to the risks associ-ated with a large amount of debt, including:

     - principal and interest repayment obligations that require the expenditure of substantial amounts of cash;

     - our potential inability to repay principal or interest when due;

     - our potential violation of loan covenants that could result in a default on the debt, such debt becoming immediately payable and legal actions against us; and

     - adverse effects of interest expense on our business, financial condition and results of operations.

SINGLE MANUFACTURING FACILITY; FUTURE NEED FOR ADDITIONAL CAPACITY

     Our volume manufacturing operations currently are based in a single facility in Singapore. A fire, flood, earthquake or other disaster or condition affecting our facility could have a material adverse effect on our business, financial condition and results of operations.

     We may need additional manufacturing capacity beyond the capabilities of our current facility as early as the beginning of the year 2000. Although we believe that manufacturing facilities will be available, our inability to timely obtain a facility or facilities which allow us to meet our customers' demands may limit our growth and could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NEED MORE CAPITAL IN THE FUTURE BECAUSE THE HARD DISK DRIVE BUSINESS IS CAPITAL INTENSIVE

     Our business is capital intensive, and we may need more capital in the future. Our future capital requirements will depend on many factors, including:

     - the rate of our sales growth;

     - the level of our profits or losses;

     - the timing and extent of our spending to support facilities upgrades and product development efforts;

     - the timing and size of business or technology acquisitions; and

     - the timing of introductions of new products and enhancements to our existing products.

     We may issue additional equity to raise capital. Any future equity financing will decrease existing stockholders' percentage equity ownership and may, depending on the price at which the equity is sold, result in significant economic dilution to such stockholders. Furthermore, our board of directors is authorized under our charter documents to issue preferred stock with rights, preferences or privileges senior to those of our common stock without stockholder approval.

     While we currently do not have a revolving credit facility, we intend to obtain one in the near future. However, we believe that current market conditions for such facilities are not as favorable as they have been at certain times in the past, and that for various reasons the number of potential lenders actively providing credit facilities to companies in the data storage industry may have decreased recently, and that the terms on which the remaining potential lenders are willing to offer such facilities have become significantly more restrictive and/or costly. Consequently, the terms and conditions under which we might obtain such a facility are uncertain. Any failure to obtain adequate credit facilities on acceptable terms could have a material and adverse effect on our business, financial condition and results of operations.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY; RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT

     We have patent protection on some of our technology. We may not receive patents for our current or future patent applications, and any patents that we have or that are issued to us may be invalidated, circumvented or challenged. Moreover, the rights granted under any such patents may not provide us with any competitive advantages. Finally, our competitors may develop or otherwise acquire equivalent or superior technology.

     We also rely on trade secret, copyright and trademark laws, as well as the terms of our contracts to protect our proprietary rights. We may have to litigate to enforce patents issued or licensed to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief.

     We may have to obtain licenses of other parties' intellectual property and pay royalties. If we are unable to obtain such licenses, we may have to stop production of our products or alter our products. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our protective measures in these countries may be inadequate to protect our proprietary rights. Any failure to enforce and protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

     When we were a majority-owned subsidiary of Hyundai Electronics America, we had the benefit of certain third party intellectual property rights on terms that may have been more favorable than would have been available to us if we had not been a majority-owned subsidiary of Hyundai Electronics America. We may not be able to obtain similar rights in the future on terms as favorable.

     Similar to certain other providers of hard disk drives, we have received correspondence from Papst-Motoren GmbH and Papst Licensing (collectively "Papst") claiming infringement of at least 13 hard disk drive motor patents. The patents relate to motors that we purchase from motor vendors and the use of such motors in hard disk drives. While we believe that we have valid defenses if a lawsuit is filed, the results of any litigation are inherently uncertain and there is no assurance that Papst will not assert other infringement claims relating to current patents, pending patent applications and future patents or patent applications. Additionally, there is no assurance that Papst will not initiate a lawsuit against us or that we will be able to successfully defend ourselves against such a lawsuit. A favorable outcome for Papst in such a lawsuit could result in the issuance of an injunction against us or our products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or, in the case of a finding of a willful infringement, treble damages and could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON OUR INTERNATIONAL OPERATIONS; WE FACE RISKS FROM OUR INTERNATIONAL SALES

     We conduct most of our manufacturing and testing operations and purchase a substantial portion of our key parts outside the U.S. We also sell a significant portion of products to foreign distributors and retailers. Our dependence on revenue from international sales and our need to manage international operations each involves a number of inherent risks, including:

     - economic slowdown and/or downturn in the computer industry in such foreign markets;

     - international currency fluctuations;

     - general strikes or other disruptions in working conditions;

     - political instability;

     - trade restrictions;

     - changes in tariffs;

     - the difficulties associated with staffing and managing international operations;

     - generally longer periods to collect receivables;

     - unexpected changes in or impositions of legislative or regulatory requirements;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse taxes; and

     - delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers.

     The specific economic conditions in each country will impact our international sales. For example, our international contracts are denominated primarily in U.S. dollars. Significant downward fluctuations in currency exchange rates against the U.S. dollar could cause our products to become relatively more expensive to distributors and retailers in those countries. In addition, we attempt to manage the impact of foreign currency exchange rate changes by entering into short-term, foreign exchange contracts. If we do not effectively manage the risks associated with international operations and sales, our business, financial condition and results of operations could be materially and adversely affected.

STORMEDIA; LEGAL PROCEEDINGS

     We currently are involved in a lawsuit with StorMedia Incorporated ("StorMedia"), which arises out of an agreement among us, StorMedia and Hyundai Electronics Industries Co. Ltd. that became effective on November 17, 1995. In that agreement, StorMedia agreed to supply disk media to us. StorMedia's disk media did not meet our specifications and functional requirements as required by the agreement and we ultimately terminated the agreement.

     After a lawsuit was filed against StorMedia by certain of StorMedia's stockholders in September 1996 which alleged, in part, that StorMedia failed to perform under the agreement with Maxtor and Hyundai Electronics America, StorMedia sued Hyundai Electronics Industries, Mong Hun Chung (Hyundai Electronics Industries' Chairman), Dr. Chong Sup Park (Hyundai Electronics America's President and our then President who signed the agreement on our behalf) and K.S. Yoo (the individual who signed the agreement on behalf of Hyundai Electronics Industries) (collectively the "Original Defendants") in federal court (the "Federal Suit"). In the Federal Suit, StorMedia alleged that at the time Hyundai Electronics Industries entered into the agreement, it knew that it would not and could not purchase the volume of products that it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million.

     In December 1996, we filed a complaint against StorMedia and William Almon (StorMedia's Chairman and Chief Executive Officer) in a Colorado state court seeking approximately $100 million in damages and alleging, among other claims, breach of contract, breach of implied warranty of fitness and fraud under the StorMedia Agreement (the "Colorado Suit"). This proceeding was stayed pending resolution of the Federal

Suit. The Federal Suit was permanently dismissed early in February 1998. On February 24, 1998, StorMedia filed a new complaint in a California state court for $206 million, alleging fraud and deceit against the Original Defendants and negligent misrepresentation against Hyundai Electronics Industries and us (the "California Suit"). On May 18, 1998, the stay on the Colorado Suit was lifted by the Colorado state court. Our motion to dismiss, or in the alternative, stay the California Suit, is pending. On September 9, 1998, the California Suit was stayed pending resolution of the Colorado Suit. On October 11, 1998, StorMedia filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Act. This bankruptcy filing caused an automatic stay of proceedings against StorMedia, including the Colorado Suit. StorMedia has not prosecuted its claims against us since it filed for bankruptcy protection.

     We believe we have valid defenses against the claims alleged by StorMedia and intend to defend ourselves vigorously. However, due to the nature of litigation and because the pending lawsuits are in the very early pre-trial stages, we cannot determine the possible loss, if any, that ultimately may be incurred either in the context of a trial or as a result of a negotiated settlement. The litigation could result in significant diversion of time by our technical personnel, as well as substantial expenditures for future legal fees. After considering the nature of the claims and facts relating to the litigation, including the results of preliminary discovery, our management believes that the resolution of this litigation will not have a material adverse effect on our business, financial condition or results of operations. However, the results of these proceedings, including any potential settlement, are uncertain. Any resolution against us could have a material adverse effect on our business, financial condition and results of operations.

     We have been notified of other claims, including claims of patent infringement. While the final outcome of these claims cannot be determined at this time, we believe that resolution of these claims will not have a material adverse effect on our business, financial condition or results of operations. We have not reserved any amounts in our financial statements for any legal claims or actions.

WARRANTY EXPOSURE

     Our products may contain defects. We generally warrant our products for three years. Our standard warranty contains a limit on damages and an exclusion of liability for consequential damages and for negligent or improper use of the product. We establish a reserve, at the time of product shipment, in an amount equal to our estimated warranty expenses. We had warranty reserves of $22.7 million and $31.6 million as of December 27, 1997 and September 26, 1998, respectively. While we believe that our warranty reserves will be sufficient, the failure to maintain sufficient warranty reserves or the unenforceability of our liability limitations could have a material adverse effect on our business, financial condition and results of operations.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE

     Our stock price and the number of shares traded each day has varied greatly. We expect these fluctuations to continue due to factors including:

     - quarterly fluctuations in operating results;

     - announcements of new products by us or our competitors;

     - gains or losses of significant customers;

     - changes in stock market analysts' estimates;

     - the presence or absence of short-selling of our common stock; and

     - events affecting other companies that the market deems comparable to us.

     Our stock price also may be affected by events relating to Hyundai Electronics America and Hyundai Electronics Industries, including sales of our common stock by Hyundai Electronics America or the perception that such sales may occur (due to the financial condition of Hyundai Electronics America or otherwise). Finally, our stock price may be subject to extreme fluctuations in response to general economic conditions in the U.S., Korea, Southeast Asia and elsewhere, such as interest rates, inflation rates, exchange rates, unemployment rates, and trade surpluses and deficits. It is likely that in some future quarter or quarters our operating results will be below the expectations of stock market analysts or investors. In such event, our stock price probably will decline.

     Additionally, we do not know how or whether investors in the DECS offering will resell the DECS. Any market that develops for the DECS could reduce the demand for our common stock or otherwise negatively affect the market for our common stock.

ENVIRONMENTAL MATTERS

     We use only a limited variety of chemicals in our manufacturing and research operations. However, we are subject to a wide range of environmental protection regulations in the U.S. and Singapore. While we have not experienced any material adverse effect on our operations as a result of such laws, future regulations may have a material adverse effect on our business, financial condition and results of operations. We believe that we are in compliance in all material respects with all present environmental regulations. In the U.S., environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it often is difficult to estimate the future impact of environmental matters, including potential liabilities. If we have to make significant capital expenditures or pay significant expenses in connection with future remedial actions or to continue to comply with applicable environmental laws, our business, financial condition and results of operations could be materially and adversely affected.

EFFECT OF ANTITAKEOVER PROVISIONS

     We have a number of protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interests and the best interests of our stockholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Maxtor. Such provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. Such provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

     The first of these provisions is Section 203 of the Delaware General Corporation Law. Section 203 places significant restrictions on a public Delaware corporation's ability to engage in any merger, asset or stock sale, or other transaction resulting in a financial benefit to a stockholder holding 15% or more of the corporation's voting stock.

     In addition, our charter documents allow our board of directors to issue up to 95 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Maxtor, thereby delaying, deferring or preventing a change in control of Maxtor. Furthermore, such preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, the issuance of such preferred stock could have a material adverse effect on our stock price. We currently do not plan to issue shares of preferred stock.

     Our charter documents also contain a number of protective measures including provisions:

     - dividing our board of directors into three classes serving staggered three-year terms with only one of the three classes being elected each year;

     - requiring cause to remove directors;

     - granting our board of directors the exclusive right to set the authorized number of directors and to fill vacancies on our board of directors;

     - requiring that any action required or permitted to be taken by our stockholders be effected at a duly called annual or special meeting of the stockholders instead of by a consent in writing;

     - providing that only our board of directors, the Chairman of our board of directors, or the Chief Executive Officer can call special meetings of the stockholders;

     - requiring advance notice for stockholder proposals or director nominations by stockholders; and

     - requiring the affirmative vote of at least two-thirds of our outstanding voting stock, voting as a single class to amend the above provisions.

     In addition, we have entered into a Stockholder Agreement with Hyundai Electronics America which grants Hyundai Electronics America certain rights to designate directors for nomination, requires Hyundai Electronics America to vote in favor of other board of director nominees so long as Hyundai Electronics America's rights to designate nominees are honored, and restricts Hyundai Electronics America's right to solicit proxies or acquire additional shares of our common stock.

THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR SALE; THE SALE OF SUCH SHARES MAY DEPRESS OUR STOCK PRICE

     Hyundai Electronics America, Maxtor and Maxtor's officers and directors have agreed that, during the period beginning from the date of this prospectus
and continuing to and including the date                days after the date of
this prospectus, they will not, with certain exceptions, offer, sell or otherwise dispose of any of our securities without the prior written consent of Salomon Smith Barney.

     If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following the stock offering, our stock price could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of the
stock offering, we will have outstanding                shares of common stock
(based upon shares outstanding as of             , 1999), assuming the
underwriters do not exercise their right to purchase additional shares of our
common stock and no exercise of outstanding options after             , 1999. Of
these shares, the        shares sold in the stock offering and the 49,731,225
shares sold in our July 1998 public offering are freely tradable. Of the
remaining        shares,
          shares are eligible for sale in the
public market as follows:

      NUMBER OF SHARES          DATE
      ----------------        --------


     The table above excludes options to purchase                shares of our
common stock that were outstanding at                , 1999. Any shares
distributed by DECS Trust IV will be freely tradable and may be resold without further registration with the SEC.

                    RELATIONSHIP BETWEEN MAXTOR AND HYUNDAI

     In 1994, Hyundai Electronics Industries and certain of its affiliates purchased 40% of our outstanding common stock for $150.0 million in cash. In early 1996, Hyundai Electronics America acquired all of the remaining shares of our publicly-held common stock in a tender offer and merger for $215.0 million in cash and also acquired all of our common stock held by Hyundai Electronics Industries and its affiliates. Immediately following the stock offering, Hyundai
Electronics America will own approximately      % of our outstanding common
stock (approximately      % if the underwriters fully exercise their right to
purchase additional shares in the stock offering).

     Hyundai Electronics Industries, Hyundai Electronics America and Maxtor have entered into certain agreements described below governing certain relationships between the parties. Because Hyundai Electronics America controlled Maxtor at the time these agreements were negotiated, these agreements did not result from "arms' length" negotiations. In addition, many of the agreements relate to matters that inherently arise only between a company and its parent or affiliated companies, and so are not susceptible to comparison to similar agreements negotiated at arms' length. These agreements resulted from negotiations between our management representatives and representatives of Hyundai Electronics America and Hyundai Electronics Industries, with the participation of each parties' respective legal counsel and other advisors. The agreements were intended, when taken together, to reflect reasonable tradeoffs and benefits for all parties. In negotiating these agreements the parties sought to take into account, to the extent available, terms of arms' length agreements and the terms that already had been negotiated between Hyundai Electronics Industries (and its affiliates) and Maxtor at the time of Hyundai Electronics Industries' initial investment in Maxtor. We might have received more favorable terms from an unaffiliated party in some or all of the agreements, although we believe some of the agreements may have more favorable terms than those available from unaffiliated parties.

     Conflicts of interest may arise from time to time in the future between Maxtor and Hyundai Electronics America or its affiliates in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, corporate opportunities, tax matters, intellectual property matters, indemnity agreements, registration rights, sales or distributions by Hyundai Electronics America of all or any portion of its ownership interest in Maxtor or Hyundai Electronics America's attempt to assert control over the management and affairs of Maxtor. We may not be able to resolve any potential conflict and if the conflict is resolved, we might have had a more favorable resolution if we were dealing with an unaffiliated party.

     Our board of directors has established an affiliated transactions committee which is comprised entirely of directors who are not employed by Hyundai Electronics America, any affiliate thereof or Maxtor. Our board of directors has adopted resolutions requiring this Affiliated Transactions Committee to review any material transactions between Maxtor on the one hand, and Hyundai Electronics America or its affiliates on the other. We also have certain provisions in our Amended and Restated Certificate of Incorporation concerning the conduct of certain affairs of Maxtor as they may involve Hyundai Electronics America and its affiliates on the one hand and Maxtor on the other.

     Hyundai Electronics America could decide to sell or otherwise dispose of all or a portion of its holdings of our common stock at some future date following the stock offering and the DECS offering, subject to certain agreements between Hyundai Electronics America and the underwriters. Holders of our common stock other than Hyundai Electronics America might not be allowed to participate in any transaction involving a transfer of a controlling interest in Maxtor by Hyundai Electronics America. Such a transaction could adversely affect the trading price of our common stock or the interests of the holders of our common stock who do not participate in such transaction.

     The documents we summarize below are filed with the SEC as exhibits to our registration statement in connection with our July 1998 public offering. You should read the full text of the documents if you want a complete description of their terms.

INDEBTEDNESS TO HYUNDAI ELECTRONICS AMERICA

     Hyundai Electronics America occasionally advanced cash to us for working capital prior to our July 1998 public offering. We had outstanding aggregate principal indebtedness of $55.0 million owing to Hyundai Electronics America as of September 26, 1998 under a subordinated note due July 31, 2001, bearing interest at six-month LIBOR plus 2%, due semi-annually. We have a right to prepay this note without penalty in increments of at least $1 million.

IBM LICENSE AND LICENSE FEES

     Hyundai Electronics Industries has licenses to certain IBM patents under a license agreement with IBM. IBM has agreed to provide a royalty-free license to an entity that ceases to be a majority-owned subsidiary of Hyundai Electronics Industries, as long as a request is timely made and certain other conditions are met. After our July 1998 public offering, we ceased to be a majority-owned subsidiary of Hyundai Electronics America, which is a majority-owned subsidiary of Hyundai Electronics Industries. Accordingly, Hyundai Electronics America and Maxtor requested this license, and IBM has provided a draft license agreement. We are finalizing the license agreement with IBM, which will cover the period from the date we ceased to be a majority-owned subsidiary of Hyundai Electronics America. Hyundai Electronics Industries is required under the IBM license agreement to pay IBM a license fee, payable in installments through 2007. Although the license agreement between IBM and Maxtor will be royalty-free, under the sublicense agreement between Hyundai Electronics Industries and us, we agreed to pay IBM a portion of the license fee otherwise due from Hyundai Electronics Industries under the license agreement between Hyundai Electronics Industries and IBM payable in annual installments, when such amounts are due from Hyundai Electronics Industries to IBM.

CERTAIN INTELLECTUAL PROPERTY INDEMNIFICATION AND PATENT CROSS LICENSE BETWEEN HYUNDAI ELECTRONICS INDUSTRIES AND MAXTOR

     Hyundai Electronics Industries agreed to indemnify us for any losses from third party claims arising after we ceased to be a majority-owned subsidiary of Hyundai Electronics America, if those claims would have been covered under patent license agreements between Hyundai Electronics Industries or its affiliates other than Maxtor and such third party, and which were in existence at the time Maxtor was a majority-owned subsidiary of Hyundai Electronics America. We ceased to be a majority-owned subsidiary of Hyundai Electronics America on the date of the closing of our July 1998 public offering. These indemnifications survive through July 2001, and the maximum dollar amount for which Hyundai Electronics Industries is liable under the indemnification provisions is $25.0 million. In addition, Hyundai Electronics Industries and Maxtor have granted each other royalty-free patent licenses covering patents owned, or licensable without the payment of royalties or other consideration to third parties, by each party through August 31, 2003 relating to certain fields of use. Maxtor and Hyundai Electronics Industries also have agreed to indemnify each other for losses from the other party's action or inaction under the license agreement between Hyundai Electronics Industries and IBM including any nonpayment of license fees. Maxtor's maximum liability under this indemnity agreement is the total amount of money due to IBM under the sublicense agreement and actual interest costs and/or exchange rate losses incurred by Hyundai Electronics Industries.

STOCKHOLDER AGREEMENT

     Hyundai Electronics America, Hyundai Electronics Industries and Maxtor are parties to a stockholder agreement. The stockholder agreement does not bind any Hyundai entity other than Hyundai Electronics America, Hyundai Electronics Industries, their successors and entities controlled by either of them ("Hyundai Affiliates"), Maxtor and/or entities controlled by Maxtor.

     Registration Rights. Under the terms of the stockholder agreement, if we propose to register any of our securities under the Securities Act of 1933, either for our own account or the account of other stockholders exercising registration rights, Hyundai Electronics America and its transferees are entitled to notice of such registration and are entitled to include shares of such common stock therein. However, the underwriters of any offering have the right to limit the number of shares included in such registration. In addition, Hyundai Electronics America and certain transferees may require us, on not more than five occasions, to file a registration statement under the Securities Act with respect to minimum specified amounts and value of shares held by Hyundai Electronics America or such transferees. We are required to use reasonable commercial efforts to effect such registration, subject to certain conditions and limitations. Registration of such shares under the Securities Act would result in such shares becoming freely tradable and could have an adverse effect
on the market price for our common stock. In                , Hyundai
Electronics America entered into an agreement with us supplementing and modifying the terms of Hyundai Electronic America's registration rights relating to the stock offering and DECS offering, to allocate expenses for such offerings, to provide for indemnification to Maxtor relating to the DECS offering, to agree to the allocation of the over-allotment option, if exercised, and certain other matters.

     Rights Regarding Our Board of Directors. When the Hyundai Affiliates beneficially own less than a majority, but at least 30% of our outstanding voting stock, Hyundai Electronics America has the right to designate for nomination one director in each of the three classes of our board of directors. Such designee must be reasonably satisfactory to the nominating committee of the board of directors. The remaining directors are to be nominated by the nominating committee, subject to the approval of a majority of our directors who are not employed by or serving as paid consultants for Hyundai Electronics America, Maxtor or either of their affiliates. Hyundai Electronics America has the right to designate for nomination one director in each of two classes at any time when the Hyundai Affiliates beneficially own less than 30% but at least 20% of our outstanding voting stock, and one director if the Hyundai Affiliates beneficially own less than 20% but at least 10% of our outstanding voting stock. Again, each designee must be reasonably satisfactory to the nominating committee. If a vacancy occurs with respect to a director which Hyundai Electronics America had the right to designate initially, and Hyundai Electronics America has the right at such time to designate a director for nomination in such director's class, Hyundai Electronics America is entitled to designate a director to fill the vacancy. If we nominate for election those persons designated by Hyundai Electronics America, the Hyundai Affiliates are required to vote their shares of voting stock in favor of all directors nominated in accordance with the stockholder agreement. Hyundai Electronics America's right to designate directors for nomination terminates when the Hyundai Affiliates beneficially own less than 10% of the outstanding voting stock.

     Three out of our eight directors are employees of Hyundai Electronics America or Hyundai Electronics Industries.

     Prohibition on Certain Proxy Solicitations. The Hyundai Affiliates are not permitted to make any solicitation of proxies either with regard to the election of directors or other proposals, except in response to a solicitation of proxies by a person other than our management in an election contest or otherwise. This prohibition on proxy solicitation terminates when the Hyundai Affiliates beneficially own less than 20% of the outstanding voting stock.

     Standstill and Right to Maintain Ownership; Substantial Stock
Ownership. Hyundai Affiliates are not permitted to acquire additional shares of our voting stock except for two reasons. First, Hyundai Affiliates may purchase voting stock if a third party makes a tender offer or exchange offer for at least 40% of our voting stock or accumulates more than 20% of our voting stock, unless these actions by the third party have been approved by a majority of our directors who are not employees of any Hyundai entity or Maxtor. Second, Hyundai Affiliates may purchase voting stock through December 31, 2000, if as a result of an issuance of common stock or other equity securities by us, Hyundai Affiliates will own in the aggregate less than 30% of our outstanding voting stock, plus one share (the "Minimum Ownership") following such issuance. In the second case, Hyundai Electronics America is permitted to purchase shares of our common stock in the open market, subject to our trading window policies, only to the extent necessary to maintain the Minimum Ownership. Unless such purchases are made or Hyundai Electronics America otherwise directs, we will automatically sell Hyundai Electronics America the number of shares of common stock necessary to allow Hyundai Affiliates in the aggregate to maintain the Minimum Ownership, at fair market value as determined under the stockholder agreement. The prohibition on Hyundai Affiliates' acquisition of our voting stock terminates on the earlier of December 31, 2001 or such time as the Hyundai Affiliates beneficially own less than 20% of our outstanding voting stock.

     So long as Hyundai Electronics America owns a substantial percentage of our voting stock, it may be able to influence corporate policy decisions and determine the outcome of any matters submitted to our stockholders. A favorable vote of two-thirds of our outstanding voting stock is required to approve certain types of amendments to our Amended and Restated Certificate of Incorporation and stockholder-proposed amendments to our Amended and Restated Bylaws. Consequently, Hyundai Electronics America will be able to block such amendments so long as it owns at least one-third of our common stock, and will make approval of any such amendment more difficult to achieve if it disapproves of such amendment even if its ownership drops below one-third.

     Agreement Not to Compete. Hyundai Electronics America and Hyundai Electronics Industries also have agreed not to compete with us in the design, development, manufacture, marketing or sale of hard disk drives through July 2003. Despite this agreement, Hyundai Affiliates are permitted to make investments of up to 3% of the outstanding stock of a publicly traded corporation.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to the public from the SEC's web site at http:\\www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until the offering of the common stock is terminated. This prospectus is part of a registration statement on the Form S-3 that we filed with the SEC. The documents we incorporate by reference are:

     (1) Maxtor's Annual Report on Form 10-K/A for the fiscal year ended December 27, 1997;

     (2) Maxtor's Quarterly Report on Form 10-Q for the quarters ended March 28, 1998, June 27, 1998 and September 26, 1998; and

     (3) The description of our common stock that is contained in our Registration Statement on Form 8-A filed on July 28, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                               Maxtor Corporation
                              510 Cottonwood Drive
                           Milpitas, California 95035
                                 (408) 432-1700

     In addition, we will deliver a copy of our (1) Annual Report on Form 10-K/A for the fiscal year ended December 27, 1997 and (2) most recent Form 10-Q, without charge, to each person receiving a copy of this prospectus.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock has been trading publicly on the Nasdaq National Market under the symbol "MXTR" since July 31, 1998. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the Nasdaq National Market. Our fiscal year end is the last Saturday of December, conforming to a 52/53-week year methodology.

                                                               HIGH     LOW
                                                              ------   ------
Fiscal 1999 First Quarter (through              , 1999).....  $        $
Fiscal 1998 Fourth Quarter..................................
Fiscal 1998 Third Quarter (from July 31, 1998)..............

     On              , 1999, the closing price of our common stock as reported
by the Nasdaq National Market was $     per share. As of              , 1999,
there were approximately                stockholders of record of our common
stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our stock. We do not anticipate paying cash dividends on our stock, including our common stock, in the near future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 26, 1998,
(1) on an actual basis and (2) on a pro forma basis as adjusted to reflect the sale of our common stock offered by us in the stock offering and the receipt and application of the proceeds therefrom, after deducting the estimated underwriting discount and offering expenses payable by us. This information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                            SEPTEMBER 26, 1998
                                                        --------------------------
                                                                           AS
                                                          ACTUAL        ADJUSTED
                                                        -----------    -----------
                                                        (UNAUDITED)    (UNAUDITED)
                                                              (IN THOUSANDS)
Short-term borrowings, including current portion of
  long-term debt......................................   $   5,261       $
                                                         =========       ======
Long-term debt:
  Long-term debt due to affiliates....................   $  55,000       $
  Long-term debt and capital lease obligations due
     after one year...................................      90,051
                                                         ---------       ------
          Total long-term debt........................     145,051
                                                         =========       ======
Stockholders' equity:
  Preferred stock, $0.01 par value, 95,000,000 shares
     authorized; no shares issued and outstanding,
     actual; no shares issued and outstanding, as
     adjusted.........................................          --
  Common stock, $0.01 par value, 250,000,000 shares
     authorized; 94,257,791 shares issued and
     outstanding, actual;                shares issued
     and outstanding, as adjusted.....................         943
Additional paid-in capital............................     878,019
Unrealized gain on investments in equity securities...      13,234
Accumulated deficit...................................    (771,778)
                                                         ---------       ------
     Total stockholders' equity.......................     120,418
                                                         ---------       ------
     Total capitalization.............................   $ 265,469       $
                                                         =========       ======

                                    DILUTION

     As of             , 1998, our net tangible book value was approximately
$          , or $     per share of common stock, based on                shares
of common stock outstanding. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to our sale of shares of our common stock in the stock offering at an assumed
public offering price of $     per share, and after deducting the estimated
underwriting discounts and commissions and estimated offering expenses payable
by us, our as adjusted net tangible book value as of             , 1998 would
have been approximately                , or $     per share. This represents an
immediate increase in net tangible book value of $     per share of common stock
to existing stockholders and an immediate dilution in net tangible book value of
$     per share to investors purchasing shares of common stock in the stock offering. The following table illustrates this per share dilution:

Assumed public offering price per share..............            $
                                                                 ------
Net tangible book value per share as of             ,
  1999...............................................  $
Increase in net tangible book value per share
  attributable to new investors......................
                                                       ------
Net tangible book value per share after stock
  offering...........................................
                                                                 ------
Dilution per share to new investors..................            $
                                                                 ======

     The calculation of net tangible book value and other computations above
assume no exercise of outstanding options. As of             , 1999,
               shares of common stock were issuable upon exercise of outstanding
stock options at a weighted average exercise price of $     per share. To the
extent the outstanding options are exercised with exercise prices below the public offering price, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The table below sets forth our selected consolidated financial data for, and as of the end of, each of the fiscal periods indicated. The selected consolidated financial data for the fiscal years ended March 26, 1994, March 25, 1995, and March 30, 1996, have been derived from our consolidated financial statements audited by Ernst & Young LLP. The selected consolidated financial data for the nine-month period ended December 28, 1996 and the fiscal year ended December 27, 1997 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, included elsewhere in this prospectus. The selected consolidated financial data for the nine-month period ended September 26, 1998 is derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the indicated period. Operating results for the nine months ended September 26, 1998 are not necessarily indicative of the results that may be expected for the full year.

                                            FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS    FISCAL YEAR     NINE MONTHS
                                               ENDED         ENDED         ENDED         ENDED          ENDED           ENDED
                                             MARCH 26,     MARCH 25,     MARCH 30,    DECEMBER 28,   DECEMBER 27,   SEPTEMBER 26,
                                               1994          1995          1996         1996(1)          1997           1998
                                            -----------   -----------   -----------   ------------   ------------   -------------
                                                                                                                     (UNAUDITED)
                                                             (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue...................................   $1,152.6       $ 906.8      $1,269.0       $ 798.9        $1,424.3       $1,680.7
Cost of revenue...........................    1,205.0         850.7       1,196.3         888.9         1,352.9        1,482.8
                                             --------       -------      --------       -------        --------       --------
      Gross profit (loss).................      (52.4)         56.1          72.7         (90.0)           71.4          197.9
                                             --------       -------      --------       -------        --------       --------
Operating expenses:
  Research and development................       97.2          60.7          94.7          87.8           106.2          110.3
  Selling, general and administrative.....       78.9          81.6          82.8          60.7            62.6           53.0
  Stock compensation expense..............         --            --            --            --              --           11.0(2)
  Other...................................       19.5         (10.2)          4.5            --              --             --
                                             --------       -------      --------       -------        --------       --------
      Total operating expenses............      195.6         132.1         182.0         148.5           168.8          174.3(2)
                                             --------       -------      --------       -------        --------       --------
Income (loss) from operations.............     (248.0)        (76.0)       (109.3)       (238.5)          (97.4)          23.6(2)
Interest expense..........................      (10.0)         (8.4)        (11.8)        (18.0)          (36.5)         (24.1)
Interest and other income.................        2.3           4.2           1.1           1.0            25.0(3)         3.9
                                             --------       -------      --------       -------        --------       --------
Income (loss) before income taxes.........     (255.7)        (80.2)       (120.0)       (255.5)         (108.9)           3.4(2)
Provision for income taxes................        1.9           2.0           2.8           0.8             1.0            2.2
                                             --------       -------      --------       -------        --------       --------
Net income (loss).........................   $ (257.6)      $ (82.2)     $ (122.8)      $(256.3)       $ (109.9)(3)   $    1.2(2)
                                             ========       =======      ========       =======        ========       ========
Net income (loss) per
  share -- diluted(4).....................   $ (16.00)      $ (3.25)     $  (5.94)      $    --        $     --       $   0.02
                                             ========       =======      ========       =======        ========       ========
Shares used in per share calculation (in
  thousands)..............................     16,102        25,292        20,677            --              --         54,491
                                             ========       =======      ========       =======        ========       ========
Pro forma net loss per share -- diluted...   $     --       $    --      $     --       $(17.62)       $  (3.62)      $   0.02
                                             ========       =======      ========       =======        ========       ========
Shares used in pro forma share calculation
  (in thousands)..........................         --            --            --        14,552          30,350         55,491
                                             ========       =======      ========       =======        ========       ========
BALANCE SHEET DATA:
Total assets..............................   $  492.4       $ 381.8      $  442.5       $ 314.5        $  555.5       $  743.2
Total current liabilities.................      265.7         236.0         413.1         412.9           552.2          477.7
Long-term debt and capital lease
  obligations due after one year..........      107.4         102.0         100.2         229.1           224.3          145.1
Total stockholders' equity (deficit)......      119.2          43.9         (71.1)       (327.5)         (221.0)         120.4

-------------------------
(1) We changed our fiscal year during the period ended December 28, 1996 to conform our fiscal year to that of Hyundai Electronics America.

(2) Total operating expenses, income from operations, income before income taxes and net income for the nine months ended September 26, 1998 reflect a $11.0 million compensation charge related to certain variable accounting features of our option plan. Without such charge, we would have had total operating expenses of $163.3 million, income from operations of $34.6 million, income before income taxes of $14.4 million and net income of $12.2 million. Our 1996 Stock Option Plan was amended and restated to remove the variable features and provide for fixed award options. See Note 10 of notes to consolidated financial statements.

(3) Includes recovery of a $20.0 million fully-reserved note from International Manufacturing Services.

(4) Net loss per share information for the fiscal periods ended December 28, 1996 and December 27, 1997 have not been presented since such information is not meaningful due to the limited number of shares of common stock outstanding at that time.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with our financial statements and the notes thereto which appear elsewhere in this prospectus. This prospectus contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors." In addition to the other information in this prospectus, investors should consider carefully the following discussion and the information set forth under "Risk Factors" in evaluating us and our business before purchasing our common stock in the stock offering.

     We are a leading provider of hard disk drives for desktop computers. Our DiamondMax product family consists of 3.5 inch hard disk drives with storage capacities which range from 3.4 gigabytes to 17.2 gigabytes and industry-leading performance.

REVENUE RECOGNITION

     We generally recognize revenue upon shipment to our customers. Sales to certain distributors and retailers are governed by agreements providing limited rights of return, as well as price protection on unsold merchandise. Accordingly, we record reserves upon shipment for estimated returns, exchanges and credits for price protection. We also record reserves for the estimated cost to repair or replace products under warranty at the time of sale. We warrant our products against defects in parts and labor for a period of three years from the date of shipment with an additional three months allowed for distributors to account for "shelf life."

CHANGE IN FISCAL YEAR

     During 1996, we changed our fiscal year end to be consistent with the fiscal year end of Hyundai Electronics America. The fiscal year end changed from the last Saturday of March, the date used in our previous filings of our Form 10-K with the SEC, to the last Saturday of December, conforming to a 52/53-week year methodology.

RESULTS OF OPERATIONS

Quarterly Results of Operations

     The following table sets forth certain quarterly financial information for each of the six quarters in the six quarter period ended September 26, 1998. This information is derived from our unaudited consolidated financial statements, prepared on a basis consistent with our audited consolidated financial statements which appear elsewhere in this prospectus. In the opinion of our management, this information includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of such information. Past quarterly operating results are not necessarily indicative of the results that may be expected for future periods. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of Maxtor included elsewhere in this prospectus. Quarterly results are based on fiscal quarters of thirteen weeks in duration ending on the last Saturday of each quarter.

                                                                     THREE MONTHS ENDED
                                 -------------------------------------------------------------------------------------------
                                  JUNE 28,      SEPTEMBER 27,    DECEMBER 27,     MARCH 28,      JUNE 27,      SEPTEMBER 26
                                    1997            1997             1997           1998           1998            1998
                                 -----------    -------------    ------------    -----------    -----------    -------------
                                 (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                                                        (IN MILLIONS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue........................    $283.1          $392.2           $502.0         $549.6         $531.3          $599.8
Cost of revenue................     280.3           370.7            447.8          487.3          468.9           526.6
                                   ------          ------           ------         ------         ------          ------
         Gross profit..........       2.8            21.5             54.2           62.3           62.4            73.2
                                   ------          ------           ------         ------         ------          ------
Operating expenses:
  Research and development.....      25.5            26.7             27.6           33.4           36.7            40.2
  Selling, general and
    administrative.............      15.4            15.5             16.6           15.9           18.4            18.6
  Stock compensation expense...        --              --               --           14.7(1)        (4.8)(1)         1.2(1)
                                   ------          ------           ------         ------         ------          ------
  Total operating expenses.....      40.9            42.2             44.2           64.0(1)        50.3(1)         60.0(1)
                                   ------          ------           ------         ------         ------          ------
Income (loss) from
  operations...................     (38.1)          (20.7)            10.0           (1.7)(1)       12.1(1)         13.2(1)
Interest expense...............      (8.7)          (10.9)            (9.0)          (8.8)          (8.7)           (6.6)
Interest and other income......       0.4             0.4             22.4(2)         0.3            2.1             1.5
                                   ------          ------           ------         ------         ------          ------
Income (loss) before income
  taxes........................     (46.4)          (31.2)            23.4(2)       (10.2)(1)        5.5(1)          8.2(1)
Provision for income taxes.....       0.2             0.2              0.3            0.1            0.1             2.1
                                   ------          ------           ------         ------         ------          ------
Net income (loss)..............    $(46.6)         $(31.4)          $ 23.1(2)      $(10.3)(1)     $  5.4(1)       $  6.1(1)
                                   ======          ======           ======         ======         ======          ======

                                                                     THREE MONTHS ENDED
                                 ------------------------------------------------------------------------------------------
                                  JUNE 28,      SEPTEMBER 27,    DECEMBER 27,     MARCH 28,      JUNE 27,      SEPTEMBER 26
                                    1997            1997             1997           1998           1998            1998
                                 -----------    -------------    ------------    -----------    -----------    ------------
AS A PERCENTAGE OF REVENUE:
Revenue........................     100.0%          100.0%          100.0%          100.0%         100.0%         100.0%
Cost of revenue................      99.0            94.5            89.2            88.7           88.3           87.8
                                    -----           -----           -----           -----          -----          -----
         Gross profit..........       1.0             5.5            10.8            11.3           11.7           12.2
                                    -----           -----           -----           -----          -----          -----
Operating expenses:
  Research and development.....       9.0             6.8             5.5             6.0            6.9            6.7
  Selling, general and
    administrative.............       5.5             4.0             3.3             2.9            3.5            3.1
  Stock compensation expense...        --              --              --             2.7(1)        (0.9)(1)        0.2(1)
                                    -----           -----           -----           -----          -----          -----
         Total operating
           expenses............      14.5            10.8             8.8            11.6(1)         9.5(1)        10.0(1)
                                    -----           -----           -----           -----          -----          -----
Income (loss) from
  operations...................     (13.5)           (5.3)            2.0            (0.3)(1)        2.2(1)         2.2(1)
Interest expense...............      (3.0)           (2.7)           (1.8)           (1.7)          (1.6)          (1.1)
Interest and other income......       0.1             0.1             4.5(2)          0.1            0.4            0.3
                                    -----           -----           -----           -----          -----          -----
Income (loss) before income
  taxes........................     (16.4)           (7.9)            4.7(2)         (1.9)(1)        1.0(1)         1.4(1)
Provision for income taxes.....       0.1             0.1             0.1              --             --            0.4
                                    -----           -----           -----           -----          -----          -----
Net income (loss)..............     (16.5)           (8.0)            4.6(2)         (1.9)(1)       (1.0)(1)        1.0(1)
                                    =====           =====           =====           =====          =====          =====

-------------------------
(1) Total operating expenses, loss from operations, loss before income taxes and net loss for the three months ended March 28, 1998 reflect a $14.7 million compensation charge related to certain variable accounting features of our 1996 Stock Option Plan. Without such charge, we would have had total operating expenses of $49.3 million, income from operations of $13.0 million, income before income taxes of $4.5 million and net income of $4.4 million. During the second quarter of 1998, variable plan accounting adjustments resulted in a benefit of $4.8 million. Without such benefit, the quarter ended June 27, 1998 would have reflected total operating expenses of $55.1 million, income from operations of $7.3 million, income before income taxes of $0.7 million and net income of $0.6 million. During the third quarter of 1998, adjustments which related to the amortization of compensation costs incurred when our 1996 Stock Option Plan was variable resulted in a charge of $1.2 million. Without such charge, the quarter ended September 26, 1998 would have reflected total operating expenses of $58.8 million; income from operations of $14.4 million, income before income taxes of $9.4 million and net income of $7.3 million. Our 1996 Stock Option Plan was amended and restated to remove the variable features and provide for fixed award options. See Note 10 of notes to consolidated financial statements.

(2) Includes recovery of a $20.0 million fully-reserved note from International Manufacturing Services.

     Revenue. During the six quarter period ended September 26, 1998, our revenue grew by 111.9%, increasing from $283.1 million in the second quarter of 1997 to $599.8 million in the third quarter of 1998. The increase in revenue is attributable primarily to an increase in unit shipments arising from improved time-to-market introduction and time-to-volume production and a shift in our customer base to desktop computer manufacturers. Revenue growth from increased unit shipments was offset partially by continued rapid price erosion in the hard disk drive market as a whole, which resulted in declining average selling prices throughout the period. We believe that the effect of hard disk drive market average selling price declines on our average selling prices was mitigated partially by our improved time-to-market introduction and time-to-volume production and by a Maxtor trend toward shipping higher-capacity hard disk drives, which tend to have higher initial average selling prices.

     From the second quarter of 1997 to the third quarter of 1998, revenue from sales to desktop computer manufacturers increased from 50.2% to 77.8% of our revenue. During this period, sales as a percentage of our revenue to three of the largest desktop computer manufacturers, Compaq, Dell and IBM, increased from 23.2% to 54.5%.

     Cost of Revenue; Gross Profit. Cost of revenue consists principally of the cost of hard disk drive components purchased from outside vendors, labor and manufacturing overhead. During the six quarter period ended September 26, 1998, gross profit improved from a profit of $2.8 million in the second quarter of 1997 to a profit of $73.2 million in the third quarter of 1998. Gross margin improved, quarter-over-quarter during this period, increasing from 1.0% in the second quarter of 1997 to 12.2% in the third quarter of 1998. The quarter-over-quarter improvement in gross margin is due primarily to the timely introduction of new, higher margin products that achieved market acceptance and higher manufacturing yields. Gross margin also was affected favorably by improved product designs that led to improved manufacturing yields and lower component costs. Growth of our gross margins, however, was constrained partially by continued rapid price erosion in the hard disk drive market as a whole that resulted in declining average selling prices for our products throughout the period.

Operating Expenses

     Research and Development Expense. During each of the quarters in the six quarter period ended September 26, 1998, we made substantial R&D investments. Our R&D expense as a percentage of revenue decreased from 9.0% in the second quarter of 1997 to 5.5% in the fourth quarter of 1998, while the absolute dollar level of R&D spending during the last three quarters of the 1997 fiscal year remained relatively constant. The decrease in

R&D expense as a percentage of revenue was due to an increase in our revenue. Over the first three quarters of 1998, however, R&D spending increased to $40.2 million, or 6.7% of revenue, in the third quarter of 1998 from $27.6 million, or 5.5% of revenue, in the fourth quarter of 1997. This increase was due to our efforts to develop new products for the desktop computer market and future products in other hard disk drive market segments. We anticipate that R&D expenses will continue to increase in absolute dollars during 1998 due to continuing efforts to diversify our product portfolio.

     Selling, General and Administrative Expense. SG&A expenses consist mainly of employee-related expenses, including sales commissions and outside services. During the six quarter period ended September 26, 1998, our SG&A expenses as a percentage of revenue decreased from a high of 5.5% in the second quarter of 1997 to 3.1% in the third quarter of 1998. The decrease in SG&A expenses as a percentage of revenue during this six quarter period is due to the increase in our revenue combined with our ongoing cost control efforts. We anticipate that SG&A expenses will increase in absolute dollars during 1998 due to continuing expenses related to expected increased sales activity.

     Stock Compensation Expense. In 1996, we adopted our 1996 Stock Option Plan pursuant to which substantially all of our domestic employees and certain international employees received options that were required to be accounted for as variable options. These options, which were granted between May 1996 and October 1997, required remeasurement of any intrinsic compensation element at each reporting date determined by the difference between the estimated current fair value of our stock and the exercise price of the options. In the first quarter of 1998, we amended and restated our 1996 Stock Option Plan to remove the variable features and all grants subsequent to October 1997 have been subject to fixed terms. In the second quarter of 1998, we offered and re-issued new fixed award options in exchange for options previously issued under variable terms, thereby eliminating the requirement to remeasure these options in subsequent periods. Compensation expense has been reflected in our financial statements in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Appreciation Rights and Other Variable Stock Option or Award Plans." Accordingly, we recorded non-cash compensation expense of $1.2 million and $11.0 million for the three and nine-month periods ended September 26, 1998, respectively. The remaining unrecognized compensation element will be reflected in quarterly charges, decreasing sequentially from the third quarter of 1998 through the second quarter of 2001. During 1997, we also granted options to the employees of MMC Technology, a wholly owned subsidiary of Hyundai Electronics America. MMC Technology has agreed to reimburse us for any compensation expense arising from such grants.

     Interest Expense. During the six quarter period ended September 26, 1998, our interest expense as a percentage of revenue declined from a high of 3.0% in the second quarter of 1997 to a low of 1.1% in the third quarter of 1998. During the second and third quarters of 1997, our interest expense in absolute dollars increased due to a growth in short-term borrowings used to fund our operations. During the fourth quarter of 1997 and first three quarters of 1998, our interest expense in absolute dollars declined due to conversion of $200.0 million of subordinated debt held by Hyundai Electronics America into equity in Maxtor with an associated reduction in interest payments, and a reduction in other debt of $244.1 million, approximately $200.0 million of which was paid using proceeds from our July 1998 public offering. The benefits derived from such debt reductions were, however, partially offset prior to our July 1998 public offering by an increase in our interest expense due to higher interest rates applied to our intercompany loan from Hyundai Electronics America and bank credit facilities, in each case as a result of the higher cost of borrowing resulting from changes in the economic environment in Korea.

     Interest and Other Income. During the six quarter period ended September 26, 1998, our interest and other income remained relatively constant at approximately 0.2% of revenue, except for a one time event in the fourth quarter of 1997 which related to a $20.0 million fully-reserved note issued to us by International Manufacturing Services and a one time event in the second quarter of 1998 which related to the recovery of $1.8 million interest receivable on the International Manufacturing Services note.

Nine months ended September 27, 1997 compared to nine months ended September 26, 1998

                                                             NINE MONTHS ENDED
                                                       -----------------------------
                                                       SEPTEMBER 27,   SEPTEMBER 26,
                                                           1997            1998
                                                       -------------   -------------
                                                        (UNAUDITED)     (UNAUDITED)
                                                               (IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue..............................................     $ 922.3        $1,680.7
Cost of revenue......................................       905.1         1,482.8
                                                          -------        --------
          Gross profit...............................        17.2           197.9
                                                          -------        --------
Operating expenses:
  Research and development...........................        78.6           110.3
  Selling, general and administrative................        45.9            53.0
  Stock compensation expense.........................          --            11.0(1)
                                                          -------        --------
          Total operating expenses...................       124.6           174.3(1)
                                                          -------        --------
Income (loss) from operations........................      (107.4)           23.6(1)
Interest expense.....................................       (27.5)          (24.1)
Interest and other income............................         2.6             3.9
                                                          -------        --------
Income (loss) before income taxes....................      (132.3)            3.4(1)
Provision for income taxes...........................         0.7             2.2
                                                          -------        --------
Net income (loss)....................................     $(133.0)       $    1.2(1)
                                                          =======        ========

                                                             NINE MONTHS ENDED
                                                       -----------------------------
                                                       SEPTEMBER 27,   SEPTEMBER 26,
                                                           1997            1998
                                                       -------------   -------------
AS A PERCENTAGE OF REVENUE:
Revenue..............................................      100.0%          100.0%
Cost of revenue......................................       98.1            88.2
                                                           -----          ------
          Gross profit...............................        1.9            11.8
                                                           -----          ------
Operating expenses:
  Research and development...........................        8.5             6.6
  Selling, general and administrative................        5.0             3.2
  Stock compensation expense.........................         --             0.6(1)
                                                           -----          ------
          Total operating expenses...................       13.5            10.4(1)
                                                           -----          ------
Income (loss) from operations........................      (11.6)            1.4(1)
Interest expense.....................................       (3.0)           (1.4)
Interest and other income............................        0.3             0.2
                                                           -----          ------
Income (loss) before income taxes....................      (14.3)            0.2(1)
Provision for income taxes...........................        0.1             0.2
                                                           -----          ------
Net income (loss)....................................      (14.4)            0.1(1)
                                                           =====          ======

-------------------------
(1) Total operating expenses, income from operations, income before income taxes and net loss for the nine months ended September 26, 1998 reflect a $11.0 million compensation charge related to certain variable accounting features of our 1996 Stock Option Plan. Without such charge, we would have had total operating expenses of $163.3 million, income from operations of $34.6 million, income before income taxes of $14.4 million and net income of $12.2 million. Our 1996 Stock Option Plan has been amended and restated to remove the variable features and provide for fixed award options. See Note 10 of notes to consolidated financial statements.

     Revenue. From the first nine months of 1997 to the first nine months of 1998, revenue grew by 82.2%, increasing from $922.3 million to $1,680.7 million, respectively. This increase in revenue is attributable primarily to an increase in unit shipments arising from improved time-to-market introduction and time-to-volume production and a shift in our customer base to desktop computer manufacturers. Revenue growth from increased unit shipments was partially offset by continued rapid price erosion in the hard disk drive market as a whole, which resulted in declining average selling prices throughout the period. We believe that the effect of hard disk drive market average selling price declines on our average selling prices was contained partially by our improved time-to-market introduction and time-to-volume production and by a Maxtor trend toward shipping higher-capacity hard disk drives, which tend to have higher initial average selling prices.

     From the first nine months of 1997 to the first nine months of 1998, revenue from sales to desktop computer manufacturers increased from 57.5% to 75.4% of our revenue. During this period, sales to three of the largest desktop computer manufacturers, Compaq, Dell and IBM, increased from 28.3% to 53.5% of our revenue.

     Gross Profit. Gross profit improved from a profit of $17.2 million for the first nine months of 1997 to a profit of $197.9 million in the first nine months of 1998. Gross margin increased from 1.9% in the first nine months of 1997 to 11.8% in the first nine months of 1998. The improvement in gross margin is due to the timely introduction of new, higher margin products which achieved market acceptance and higher manufacturing yields. Gross margin also was favorably affected by improved product designs which led to improved manufacturing yields and lower component costs. Growth of our gross margin, however, was constrained partially by continued rapid price erosion in the hard disk drive market as a whole, which resulted in declining average selling prices for our products.

Operating Expenses

     Research and Development Expense. R&D expense as a percentage of revenue decreased from 8.5% in the first nine months of 1997 to 6.6% in the first nine months of 1998, while the absolute dollar level of R&D spending during the same periods increased from $78.6 million to $110.3 million. This increase in absolute dollars was due to our efforts to develop new products for the desktop computer market and future products in other hard disk drive market segments.

     Selling, General and Administrative Expense. SG&A expense as a percentage of revenue declined from 5.0% in the first nine months of 1997 to 3.2% during the first nine months of 1998, while the absolute dollar level of SG&A expenses increased slightly from $45.9 million to $53.0 million, respectively. The decrease in SG&A expenses as a percentage of revenue between these periods was due to the increase in our revenues combined with our ongoing cost control efforts.

     Stock Compensation Expense. In 1996, we adopted our 1996 Stock Option Plan, pursuant to which substantially all of our domestic employees and certain international employees received options which were required to be accounted for as variable options. As a consequence, we recorded non-cash compensation expense of $11.0 million in the first nine months of 1998, related to the difference between the estimated fair market value of our stock and the exercise price of the options granted under our 1996 Stock Option Plan between May 1996 and October 1997. If this expense were not incurred, we would have realized net income of $12.2 million for the first nine months of 1998. In the second quarter of 1998, we amended and restated our 1996 Stock Option Plan to remove the features which resulted in variable accounting.

     Interest Expense. Interest expense as a percentage of revenue declined from 3.0% in the first nine months of 1997 to 1.4% in the first nine months of 1998, while the absolute dollar level of interest expense decreased from $27.5 million in the first nine months of 1997 to $24.1 million in the first nine months of 1998. The decrease in the absolute dollar amount of our interest expense between the first nine months of 1997 and the first nine months of 1998 was due primarily to the retirement of $244.0 million of debt in the fourth quarter of 1997 and the first quarter of 1998. We had $349.2 million of short-term and $224.0 million of long-term credit borrowings outstanding at September 27, 1997, as compared to $5.3 million current portion of long-term debt and $145.1 million of long-term borrowings outstanding at September 26, 1998.

     Interest and Other Income. Interest and other income increased slightly from $2.6 million to $3.9 million between the first nine months of 1997 and the first nine months of 1998. The increase was primarily due to the increase in cash and cash equivalents generated from the July 1998 public offering.

YEAR 2000 COMPLIANCE

Year 2000 Issue Described

     Many currently installed computer systems and software products are coded to accept, store or report only two digit entries in date code fields. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This is the "Year 2000 Issue." As a result, computer systems and/or software used by many companies, including Maxtor and our vendors and customers, will need to be upgraded to comply with such Year 2000 requirements. We could be impacted by Year 2000 Issues occurring in our own infrastructure or faced by our major distributors, suppliers, customers, vendors and financial service organizations. Such Year 2000 Issues could include information errors, significant information system failures, or failures of equipment, vendors, suppliers or customers. Any disruption in our operations as a result of Year 2000 Issues, whether by us or a third party, could have a material adverse effect on our business, financial condition and results of operations.

Our Hard Disk Drives Comply

     Our hard disk drives are able to operate in the Year 2000 and beyond. The Year 2000 Issue is only relevant to hardware and software components that use or affect time and date data or system settings. In the case of our hard disk drives, the ability to operate correctly in the next century is dependent on the software and programming loaded on our hard disk drives by the system. Since our hard disk drives have no inherent time or date function, they will not determine whether a given system, or any software on a given system, will operate correctly or incorrectly in the next century. As a result, all of our hard disk drives are able to receive, store and retrieve data, and operate with a system or software that is Year 2000 compliant without modification.

Our State of Readiness

     Overview. To address internal Year 2000 readiness activities, we have implemented a corporate program to coordinate efforts across all business functions and geographic areas, which includes addressing risks associated with business partners and other third-party relationships. Our internal Year 2000 readiness program is separated into four phases: (1) Awareness, (2) Inventory,
(3) Assessment and (4) Resolution. We are currently in the "assessment" phase and expect to have substantially completed all four phases by the end of 1999. Additionally, we are in the process of forming a Year 2000 Project Office to coordinate the foregoing corporate program. We also are considering engaging external Year 2000 consultants to assist with methodology and process of the inventory, assessment and resolution phases. We target substantial completion of "assessment" by the end of the first quarter of 1999. There can be no assurance that we will be able to complete all four phases in a timely manner, if at all, or that the process will adequately address the Year 2000 Issue.

     Core IT Systems. We have implemented the R3 system from SAP A.G. The SAP system is designed to automate more fully our business processes and is certified by SAP A.G. as Year 2000 compliant. The initial step of this implementation was completed in early October 1998 and included most of the major functional areas of our business.

     Other Information Technology Systems. Our other information technology systems include factory information and control systems, computer aided design systems, banking interface systems, electronic data interchange systems, credit card processing, customer call management, human resources systems, non-United States payroll processing, and shipment and just in time delivery management systems. We have determined that most of our human resources systems, factory information systems, call management system, non-United States payroll processing and supplier just-in-time delivery management systems are not Year 2000 compliant. We have completed our assessment of our human resources and United States payroll processing systems and have engaged vendors to repair or replace these systems. The assessment of other information technology systems has not yet been completed. Assessment will continue for these systems to determine the level of risk of business interruption for each system and assignment of priority to resolution activities. Resolution priority will be assigned to repair or replacement of items that affect new product development, volume production and distribution.

     Non-Information Technology Systems. Our non-information technology systems include departmental and personal automated applications used in all of our functional areas, building systems such as heating, cooling, and air purification, component and hard disk drive test equipment, and manufacturing equipment. Assessment of our non-information technology systems is underway. Assessment will include determination of the level of risk of business interruption associated with a failure of the non-information technology system and assignment of priority to resolution activities. Resolution priority will be assigned to repair or replacement of items that affect new product development, volume production and distribution.

     Vendors and Suppliers. Our vendors and suppliers include the sources of materials used in our hard disk drives, the sources of the equipment and supplies used by us in the conduct of our business, as well as our landlord's, financial institutions, and other service providers. Inventory of our suppliers is underway. Assessment will include determination of the level of risk of business interruption associated with a failure of a vendor or supplier because of the Year 2000 Issue and assignment of priority to resolution activities. We intend to seek written assurance of Year 2000 compliance from our vendors and suppliers whose Year 2000 compliance is important to our business.

     Customers. Our assessment of our Year 2000 issues with our customers will dovetail with similar activities which our customers will engage in with respect to Maxtor. Several of our customers, including Compaq, Dell and IBM, have begun the process of asking us for written assurances that our hard disk drives do not have Year 2000 Issues and that our business will not be affected by the Year 2000 Issue.

The Costs to Address Our Year 2000 Issues

     We have not determined historic or period costs which may have been incurred in connection with the resolution of Year 2000 Issues. We do not have any projections of costs which may be incurred in future periods to resolve Year 2000 Issues. We have not determined whether such costs would be material.

The Risks of Our Year 2000 Issues

     Resolution of the foregoing has been and will be complex, expensive and time intensive and could be adversely affected by various risk factors, including without limit:

          - any failure to provide adequate training to employees;

          - any failure to retain skilled personnel to implement the SAP system or find suitable replacements for such personnel;

          - any expansion of the scope of the implementation plan due to unanticipated changes in our business or findings in our awareness, inventory or assessment of risk;

          - any failure to devise and run appropriate testing procedures that accurately reflect the demands that will be placed on new systems following implementation;

          - any failures by vendors or other third parties to accurately assess their own Year 2000 readiness or the Year 2000 readiness of their respective vendors and other third parties and any resulting failures; and

          - any failure to develop and implement adequate fall-back, work around or other contingency plans in the event that difficulties or delays arise.

     It has been widely predicted that a significant amount of litigation surrounding business interruptions will arise out of Year 2000 Issues. It is uncertain whether, or to what extent, we may be affected by such litigation. Because our hard disk drives are able to operate in the Year 2000 and beyond, we do not anticipate exposure to material product defect or similar litigation. Any such litigation, however, could have a material adverse effect on our business, financial condition and results of operations. We also may not receive any assistance, damages or other relief as a result of our initiation of any litigation related to the Year 2000 Issue. Our inability to implement our Year 2000 plans or to otherwise address Year 2000 Issues in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

Our Contingency Plans

     As part of the four-step process outlined above, specific contingency plans will be developed in connection with the assessment and resolution to the risks identified. We have established certain information technology contingency plans, and we are continuing to develop such plans regarding each specific area of risk associated with the Year 2000 Issue. There is no assurance that we will complete contingency plans that address risks which actually arise or that any such contingency plans will properly address their intended purposes if they are implemented. In addition, we do not have and do not anticipate obtaining any insurance policy which contains material coverage for potential injuries or damages related to or caused by the Year 2000 Issue.

LIQUIDITY AND CAPITAL RESOURCES

     At September 26, 1998, we had $162.2 million in cash and cash equivalents as compared to $16.9 million at December 27, 1997. In August 1998, we completed an underwritten public offering of 49,731,225 shares of our common stock. We received $329.4 million net of offering costs and underwriters' commissions.

     Operating activities provided net cash of $222.1 million for the nine-month period ended September 26, 1998 as compared to utilizing net cash of $142.0 million for the nine-month period ended September 27, 1997. Cash provided by operating activities for the nine months ended September 26, 1998 was generated principally by operations and a decrease in working capital. The increase in cash generated from operations was due primarily to increased sales and improved margins. We used $55.4 million in investing activities during the nine months ended September 26, 1998, principally for the purchase of plant and equipment. In this nine-month period, we reduced short and long-term debt by $239.1 million using approximately $200.0 million of the proceeds from our July 1998 public offering and cash from operations.

     At September 26, 1998, we had approximately $145.0 million of long-term unsecured debt and $5.3 million in current portion of long term debt which were comprised of $55.0 million evidenced by a three year subordinated note issued to Hyundai Electronics America and $95.0 million of publicly-traded Convertible Subordinate Debentures, due March 1, 2012. Our outstanding 5.75% Convertible Subordinated Debentures are entitled to annual sinking fund payments of $5.0 million which commenced March 1, 1998. These debentures no longer are convertible into our common stock or any other security of Maxtor. The $55.0 million note was issued to Hyundai Electronics America to replace an existing revolving line of credit. This note is due on July 31, 2001 and bears interest at a rate equal to six-month LIBOR plus 2% due semiannually.

     We also have a $200.0 million asset securitization program with Fleet National Bank under which we sell our eligible trade accounts receivable on a non-recourse basis through a special purpose vehicle. At September 26, 1998, $125.0 million of accounts receivable was securitized under the program.

     We have been investing significant amounts of capital to increase the capacity and enhance the productivity of our manufacturing facilities and update our information technology systems. In the nine-month period ended September 26, 1998 and the fiscal year ended December 27, 1997, we made total capital expenditures of $61.6 million and $82.5 million, respectively. During 1998 and 1999, capital expenditures are expected to be approximately $100.0 million and $130.0 million, respectively, to be used principally for adding manufacturing capacity and implementing new and updating existing information technology systems.

     We believe that the proceeds that we will receive in the stock offering, together with cash generated from operations and borrowing capacity, will be sufficient to fund our operations through at least the next 12 months. We require substantial working capital to fund our business, particularly to finance accounts receivable and inventory, and to invest in property and equipment. We may seek long-term financing arrangements, including a line of credit to fund our future capacity expansion plans, as necessary. However, our cash needs will depend on, among other things, demand in the desktop hard disk drive market and pricing conditions. There can be no assurance that lower than expected revenue, increased expenses, decisions to increase capacity or other events, including the acquisition of technology, products or businesses, will not cause us to seek more capital, or to seek capital sooner than currently expected. If we need additional capital, there can be no assurance that such additional financing can be obtained, or, if obtained, that it will be available on satisfactory terms. The failure to obtain additional financing on satisfactory terms would also hinder our ability to invest in capital expenditures or in research and development and could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

     When we were a majority-owned subsidiary of Hyundai Electronics America, we had the benefit of certain third-party intellectual property rights on terms that may have been more favorable than would have been available to us if we had not been a majority-owned subsidiary of Hyundai Electronics America. On June 25, 1998, we entered into an agreement with Hyundai Electronics America whereby we agreed to pay an allocated share of the license fees associated with certain third party rights in annual installments ranging

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

from $1.0 million to $2.3 million through 2007. There can be no assurance that we will be able to obtain similar rights in the future on terms as favorable as those currently available to us.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued SFAS No 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. We are evaluating the requirements of SFAS 131 and the effects, if any, on our current reporting and disclosures.

     In March 1998, the Accounting Standards Executive Committee issued SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. The SOP is effective for transactions entered into for fiscal years beginning after December 15, 1998. We have reviewed the provisions of the SOP and do not believe adoption of this standard will have a material effect upon our results of operations, financial position or cash flows.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires us to recognize all derivatives on our balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings. SFAS 133 is effective for fiscal years beginning after June 15, 1999, but companies can adopt SFAS 133 earlier. We are evaluating the requirements of SFAS 133, but do not expect this pronouncement to materially impact our financial position or results of operations.

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

                                    BUSINESS

     We are a leading provider of hard disk drive storage products for desktop computer systems. Our DiamondMax product family consists of 3.5-inch hard disk drives with storage capacities which range from 3.4 gigabytes to 17.2 gigabytes. These products have high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, magneto-resistive head technology and a digital signal processor-based electronic architecture that, when combined, provide industry-leading benchmark performance. On October 1, 1998, we announced our newest hard disk drive product, the DiamondMax 4320. The DiamondMax 4320 is our seventh hard disk drive using magneto-resistive head technology, our eighth hard disk drive utilizing our digital signal processor-based electronic architecture and our tenth hard disk drive based on our Formula 4 mechanical structure. Our customers are desktop computer manufacturers, including Compaq, Dell and IBM; distributors, including Bell Micro and Ingram; and retailers, including Best Buy, CompUSA and Staples.

COMPANY BACKGROUND

     We were founded in 1982 and completed an initial public offering of common stock in 1986. In the mid-1980's, we were a leading technology innovator in the hard disk drive industry. As is true today, the hard disk drive industry during the 1980's was intensely competitive and characterized by rapid technological change, rapid rates of product and technology obsolescence, changing customer requirements, dramatic shifts in market share and significant erosion of average selling prices. In an effort to mitigate the risks associated with these factors, we pursued all major product segments in the hard disk drive market, utilizing multiple product families and technology platforms. This costly strategy added significant complexity to the business which caused us to delay or miss a number of key product introductions and ultimately led to the deterioration of our overall financial condition. As a result of this deterioration, we sold 40% of our outstanding common stock to Hyundai Electronics Industries and its affiliates in 1994.

THE MAXTOR TURNAROUND

     In early 1996, Hyundai Electronics America acquired all of the remaining publicly-held shares of our common stock as well as all of our common stock then held by Hyundai Electronics Industries and its affiliates. Shortly thereafter, Hyundai Electronics America invested in renewed efforts to revitalize Maxtor. In July 1996, we hired Michael R. Cannon, our current Chief Executive Officer and President and a 20 year veteran of the hard disk drive industry, who had previously served in senior management positions in the systems storage division at IBM, SyQuest Technology and Control Data Corporation. With a view toward capturing business at leading desktop computer manufacturers, Mr. Cannon identified four key areas requiring improvement:

     Corporate Leadership. To provide strong leadership and the required focus on execution, we recruited seasoned, industry veterans for key senior management positions. In addition to Mr. Cannon, key management position additions included:

     - Paul J. Tufano, our Senior Vice President, Finance, and Chief Financial Officer, who previously had spent more than 17 years in a variety of management positions at IBM;

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

     - William F. Roach, our Senior Vice President, Worldwide Sales and Marketing, who previously had spent 20 years in a variety of sales and marketing management positions at Quantum and Intel; and

     - K.H. Teh, our Vice President, Worldwide Manufacturing, who previously had spent 20 years in a variety of manufacturing management positions at Iomega, Quantum and SyQuest.

     These new senior managers joined Dr. Victor B. Jipson, our Senior Vice President, Engineering, who has been at Maxtor since December 1995 and had previously spent 16 years at IBM in a variety of research, technical strategy, product strategy, research and development, and general management positions. In addition, we added personnel with significant industry experience to our engineering, manufacturing, procurement, human resources and sales and marketing departments.

     Cost Competitiveness. In the third quarter of 1996, we aggressively moved to reduce our cost structure. We stopped using a hard disk drive manufacturing facility owned and operated by Hyundai Electronics Industries in Korea and consolidated our volume hard disk drive manufacturing facilities in Singapore. We also closed our sub-assembly manufacturing facility in Thailand and sold our majority interest in International Manufacturing Services, our former printed circuit board division, to certain members of International Manufacturing Services management and institutional investors. These actions helped reduce our workforce by approximately 54% by October of 1996. We also removed layers of management and implemented strict discretionary expense controls. In addition, we improved the productivity of our research and development expenditures by simplifying our technology and product roadmap to focus on desktop computer hard disk drives using a single core technology platform.

     Timely Introduction of New Products. Our new management team took a number of steps designed to improve time-to-market introduction, time-to-volume production, quality, performance and manufacturability of our products, and the effectiveness and efficiency of our research and development expenditures. In particular, we:

     - simplified our product and technology roadmap by canceling our 5.25-inch and 2.5-inch programs;

     - focused our research and development efforts on a single core technology platform that includes magneto-resistive head technology and a digital signal processor-based electronic architecture, which we believe are capable of supporting rapid extension of our product and technology roadmap; and

     - restructured our product development process by creating an advanced technology group, which is responsible for assessing new technology viability, developing early prototypes and exploiting common design architectures, and by strengthening our existing product design teams, which are responsible for taking the building blocks provided by the advanced technology group and designing high performance, highly manufacturable, cost-effective products which meet customer specifications.

     Customer/Channel Mix. Recognizing that the vast majority of the growth in the desktop computer market was being captured by a limited number of leading personal computer manufacturers, our new management team simplified our sales channels and focused our sales and marketing resources on establishing Maxtor as a preferred supplier to leading desktop computer manufacturers and a limited number of leading distributors and retailers. To improve overall customer satisfaction and capture accounts with leading

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

desktop computer manufacturers, we took a number of steps to improve product quality and created dedicated account support teams for our major desktop computer manufacturer clients, emphasizing senior management involvement in developing and maintaining customer relationships.

TURNAROUND RESULTS

     As a result of the changes described above, our performance has improved significantly during a period of severe fluctuations in the overall hard disk drive market.

     Timely Introduction of New Products. Our restructured manufacturing and product development processes, as well as a simplified product and technology roadmap, enabled us to complete one of the fastest transitions in the industry from hard disk drives utilizing thin-film head technology to 100% use of magneto-resistive head technology by the end of the fourth quarter of 1997. With our DiamondMax 2160 and 2880, we demonstrated significantly improved time-to-volume manufacturing in the fourth quarter of 1997 and the second quarter of 1998 by producing 1.4 and 1.3 million units of these products, respectively, during their first full quarters of production. In the first quarter of 1998, we established ourselves as a time-to-market entry leader with our 2.8 gigabytes per disk hard disk drive, the DiamondMax 2880. In the second quarter of 1998, we continued our trend of being a time-to-market leader with a
3.4 gigabytes per disk hard disk drive, the DiamondMax 3400, and the DiamondMax Plus 2500, our first 7200 RPM product. Our time-to-market leadership continued in the fourth quarter of 1998 with the introduction of our 4.3 gigabytes per disk hard disk drive, the DiamondMax 4320. These improvements, in turn, enabled us to increase our units shipped per quarter from 1.3 million units during the first quarter of 1997 to 4.3 million units in third quarter of 1998, and increased our share of the desktop hard disk drive market in terms of units shipped from 5.6% in the first quarter of 1997 to 16.7% in the third quarter of 1998.

     Customer/Channel Mix. Our new focus on leading desktop computer manufacturers led to significant improvements in our customer/channel mix. For example, our revenue from shipments to Compaq, Dell and IBM have increased from approximately 3.7% of total revenue in the second quarter of 1996 to 54.5% of our total revenue in the third quarter of 1998. We also became a leading supplier of desktop hard disk drives to Dell in less than 6 months and were a leading provider of desktop hard disk drives shipped to the domestic retail channel during 1997. Cumulatively, these changes have resulted in significantly improved financial results. We increased revenues by 82.2%, from $922.3 million to $1,680.7 million for the first nine months of 1997 and 1998, respectively, and improved gross margins from 1.9% to 11.8% for the same periods.

     Cost Competitiveness. Our cost competitiveness initiatives led to a significant reduction of operating expenses. Our selling, general and administrative expense as a percentage of revenue was among the lowest in the industry for the 1997 fiscal year and the first nine months of 1998.

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

INDUSTRY BACKGROUND

     The Desktop Hard Disk Drive Market. According to International Data Corporation, the desktop computer segment is the largest segment of the worldwide personal computer market, accounting for approximately 80% of global personal computer shipments in 1997. As a result, desktop computers were the leading source of demand for hard disk drives, accounting for more than 75% of all hard disk drive units shipped worldwide in 1997, according to International Data Corporation. The demand for desktop computers and, therefore, desktop computer hard disk drives, continues to grow in part due to:

     - continued improvements in desktop computing price to performance ratios, including the emergence of the sub-$1000 desktop computer;

     - the rapid accumulation of data resulting from the digitization of information previously stored in paper form;

     - larger file sizes created by multimedia-intensive applications;

     - the exchange of increasing volumes of data among users across the Internet and intranets with the proliferation of collaborative computing; and

     - increased demand for desktop computer upgrades as a result of Year 2000 compliance efforts.

     Future demand growth for hard disk drives also may be driven by new and emerging hard disk drive markets. In November 1998, International Data Corporation forecasted that the worldwide desktop computer segment of the hard disk drive market would grow from approximately 107 million units in 1998 to 192 million units in 2002, reflecting a compound annual growth rate of approximately 15.6%.

     Hard Disk Drive Technology. The basic operation of a hard disk drive has not changed materially since its introduction in the 1950s. To improve the performance of hard disk drives, hard disk drive manufacturers have concentrated their efforts on optimizing the performance of the various components of the hard disk drive.

     The main components of the hard disk drive are the head disk assembly and the printed circuit board. The head disk assembly includes the head, media (disks), head positioning mechanism (actuator) and spin motor. These components are contained in a hard base plate protective package in a contamination-free environment. The printed circuit board includes custom integrated circuits, an interface connector to the host computer and a power connector.

     The head disk assembly is comprised of one or more disks positioned around a spindle hub that rotates the disks by a spin motor. Disks are made of a smooth substrate to which a thin coating of magnetic materials is applied. Each disk has a head suspended directly above it, which can read data from or write data to the spinning disk. The sensor element of the head, also known as the slider, is getting progressively smaller, resulting in reduced material costs.

     The integrated circuits on the printed circuit board typically include a drive interface and a controller. The drive interface receives instructions from the computer, while the controller directs the flow of data to or from the disks, and controls the heads. The location of data on each disk is logically maintained in tracks, divided into sectors. The computer sends instructions to read data from or write data to the disks based on track and sector locations. Industry standard interfaces are utilized to allow the disk drive to communicate with the computer.

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

     A key performance metric in the hard disk drive industry is "areal density," which is the measure of stored bits per square inch on the recording surface of a disk. An increase in areal density allows a hard disk drive provider to decrease the price per megabyte stored by increasing overall storage capacity per disk, thus reducing product costs through reduced component requirements. During 1996 and 1997, certain hard disk drive providers began transitioning to magneto-resistive heads. Prior to this transition, most hard disk drives utilized thin-film inductive recording heads. Magneto-resistive heads have discrete read and write structures which provide more signal than the older thin-film inductive heads. This results in significantly higher areal densities, which increases storage capacity per disk and improves manufacturing margin and product reliability. Hard disk drive providers are evaluating or implementing a number of technological innovations designed to further increase hard disk drive performance and reduce product costs, including attempting to simplify the electronic architecture by combining the traditional servo-control functions of the digital signal processor-based electronic architecture and the error recovery and interface management functions of traditional hard disk drive microprocessors on a single integrated circuit. Moreover, to consistently achieve timely introduction and rapid volume production of new products, some hard disk drive providers are striving to simplify their product design processes by focusing on creating extendible core technology platforms which utilize common firmware and mechanical designs and re-use of manufacturing tooling and application specific integrated circuits across various product generations and product lines.

     Hard Disk Drive Market Challenges. Personal computer manufacturers compete in a consolidating market. The top ten personal computer manufacturers accounted for greater than 50% of all personal computer units shipped during 1997 and the first six months of 1998. These personal computer manufacturers use the quality, storage capacity and performance characteristics of hard disk drives to select their hard disk drive providers. Personal computer manufacturers typically seek to qualify three or four providers for a given hard disk drive product generation. To qualify consistently with personal computer manufacturers and thus succeed in the desktop hard disk drive industry, a hard disk drive provider must consistently execute on its product development and manufacturing processes in order to be among the first-to-market introduction and first-to-volume production at leading storage capacity per disk with competitive prices. Failure to reach the market on time or to deliver timely volume production usually results in significantly decreased gross margins due to rapidly declining average selling prices and dramatic losses in market share. Successful achievement on the performance parameters, however, is only part of the competitive equation. As personal computer manufacturers seek to develop successful business models, they also are requiring their hard disk drive vendors to maintain high levels of quality to enable low cost of ownership and adapt their inventory management models to be compatible with the emerging build-to-order business model in the personal computer industry.

OUR SOLUTION

     We have established ourselves as a leading provider of high quality, high performance hard disk drives to major desktop computer manufacturers, distributors and retailers. Our management team has extensive hard disk drive industry experience across all functional areas. As a result, we have been able to define and implement the key business processes necessary to fulfill the needs of our customers. These processes focus on the efficient, timely and cost-effective integration of leading-edge technology to create highly manufacturable hard disk drives. Moreover, our senior management team rigorously monitors these processes in an effort to ensure consistent execution and prompt response to customer demands. We intend to strengthen our leadership position in the desktop hard disk drive industry by consistently executing these fundamental business processes.

OUR STRATEGY

     We seek to be the dominant provider of hard disk drives to leading desktop computer manufacturers, distributors and retailers. Our strategy to achieve this goal includes the following elements:

     Effectively Integrate New Technology. In 1996, we overhauled our research and development process by augmenting our traditional product development teams with a new advanced technology group. The advanced technology group's purpose is to monitor and evaluate advancements in hard disk drive technology for possible integration into our future products. This group also works closely with our product development teams and strategic component vendors to:

     - obtain early access to the latest hard disk drive component technology;

     - allow for flexibility in choosing state-of-the-art components; and

     - ensure viability of new product technologies and components prior to product design.

     Through this process, we intend to continue to integrate new technologies into our existing core technology platform and to strengthen our ability to introduce high quality, highly manufacturable, high performance hard disk drive products with industry leading time-to-volume production on a consistent basis. As a result of this process, we were able to complete one of the fastest transitions to 100% magneto-resistive head hard disk drives in the industry by the end of 1997.

     Leverage Design Excellence. Our product development methodology reduces risks associated with design changes by focusing on common firmware and mechanical designs, and re-use of manufacturing tooling and application specific integrated circuits. Through this process, we have created a technology platform which is used as the common core of each of our current hard disk drive products and which we believe is extendible into products for new and emerging hard disk drive market opportunities. To reduce the overall cost of ownership of our hard disk drive products, we use a robust mechanical architecture designed to reduce defects that result from customer mishandling during installation. We also work closely with leading component suppliers in an effort to ensure that adequate tolerances are designed into our products to achieve high manufacturing yields and product quality. By utilizing this product development methodology, we have successfully introduced and achieved timely volume production of seven generations of magneto-resistive head hard disk drives in less than 2 years.

     Capitalize on Flexible Manufacturing. Our Singapore manufacturing facility utilizes a flexible cell-based process that enables us to:

     - dedicate manufacturing cells to particular customers, thereby allowing us to identify, isolate and remedy manufacturing defects quickly, resulting in improved product quality, faster time-to-volume production and improved overall customer satisfaction;

     - simultaneously manufacture multiple product configurations;

     - quickly reconfigure the facility to respond to customer change requests and changes in product and customer mix;

     - effectively adapt our inventory management model to the emerging build-to-order business model employed by certain of our desktop computer manufacturer customers; and

     - add incremental capacity as needed at a relatively low cost.

     This flexible cell-based process, when coupled with our product design methodology, has enabled us to significantly improve time-to-volume production. For example, we manufactured 2.8 million units of our DiamondMax 3400 in the third quarter of 1998, the first full quarter of production.

     Increase Market Share With Leading Desktop Computer Manufacturers. We intend to continue to achieve leading time-to-volume production of high quality, high performance hard disk drives to capture additional market share with leading personal computer manufacturers. Our quarterly market share of the desktop hard disk drive market in terms of units shipped increased from 5.6% in the first quarter of 1997 to 16.7% in the third quarter of 1998. Shipments to Compaq, Dell and IBM accounted for 3.7% of our total revenue in the quarter ended June 29, 1996 and increased to 54.5% in the quarter ended September 26, 1998.

     Maintain Customer Satisfaction. We believe we distinguish ourselves from our competitors by focusing on ease of doing business and overall customer satisfaction. For example, our "No Quibble" service program has been well received by our customers. We also have begun to place significant attention on total supply chain management to align our business model with the evolving build-to-order manufacturing business model of certain desktop computer manufacturers. We use our flexible, cell-based manufacturing process coupled with a just-in-time inventory model to rapidly respond to the changing needs of our key desktop computer manufacturer customers. To further automate and improve the efficiency of our total supply chain management, we are in the process of installing new enterprise resource planning and related software.

     Broaden Product Portfolio. To capture higher margin opportunities and meet the needs of our desktop computer manufacturer customers, we intend to leverage our existing technology platform and product development methodology to develop hard disk drive products for the enterprise data storage market and the high performance desktop and the sub-$1000 desktop computer market segments. To this end, on June 15, 1998, we introduced the DiamondMax Plus 2500, our first 7200 RPM hard disk drive, which is designed for the high performance desktop computer market. We also intend to explore opportunities in a number of other emerging hard disk drive markets.

PRODUCT DEVELOPMENT/TECHNOLOGY

     One of the most important changes undertaken as part of our turnaround was the restructuring of our product development process to separate the enabling technology development phase from the product design phase. In early 1996, we suffered from poor product quality and performance and products that were late to market. This contrasts sharply with 1998 as we now enjoy strong customer relationships based on excellent product quality, time-to-volume production leadership and industry-leading performance.

     Enabling Technology Development Phase. The advanced technology group is responsible for the enabling technology development phase, including:

     - working closely with our product design teams and strategic component suppliers to create a variety of state-of-the-art technologies to be used in our future products;

     - developing early prototypes to ascertain the stability and manufacturability of our planned products; and

     - analyzing the latest head, disk, channel, motor and application specific integrated circuit technologies and designs to broaden and strengthen our technology platform.

     This group also focuses on leveraging our current proven technology platform by re-using as much electronic and mechanical technology as possible in each successive product generation. In an effort to deliver the highest product quality possible, the advanced technology group begins its review of emerging technologies as early as possible, normally 18 months before such technologies might be included in our products. For example, our advanced technology group currently is evaluating giant magneto-resistive technology and pico sliders from a variety of head suppliers for inclusion in our future products. Giant magneto-resistive technology is designed to increase drive capacity and reliability by significantly improving amplitude sensitivity and providing the basis for significant future increases in areal density and improved manufacturing margin. Pico sliders are smaller than nano sliders and are designed to provide improved performance at lower costs.

     Product Design Phase. The creation of the advanced technology group as part of our turnaround freed our existing product design group from the responsibility of assessing the viability of new and emerging technologies and allowed it to concentrate on improving product performance, robustness, manufacturability, quality and materials costs. The product design group also is responsible, in part, for executing our new product introduction process. This process is a highly disciplined review procedure designed to ensure that new product designs meet clearly specified criteria in terms of yield, scrap, quality, productivity and production ramp rates prior to release into volume production.

PRODUCTS

     We currently provide hard disk drives exclusively for the desktop computer market. Our DiamondMax product family consists of 3.5-inch hard disk drives with storage capacities ranging from approximately 3.4 gigabytes to 17.2 gigabytes. Our products have a number of features including high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, magneto-resistive head technology and a digital signal processor-based electronic architecture that, when combined, provides industry-leading performance. On October 1, 1998, we announced our newest hard disk drive product, the DiamondMax 4320. The DiamondMax 4320 is our seventh magneto-resistive head hard disk drive, our eighth disk drive utilizing our digital signal processor-based electronic architecture and our tenth hard disk drive based on our Formula 4 mechanical structure.

     The table below sets forth key performance metrics for our seven generations of magneto-resistive products introduced since December of 1996.

                       DIAMONDMAX    DIAMONDMAX     DIAMONDMAX    DIAMONDMAX    DIAMONDMAX    DIAMONDMAX   DIAMONDMAX
                         1280*         1750*          2160*         2880*          3400       PLUS 2500       4320
                       ----------   ------------   ------------   ----------   ------------   ----------   ----------
Maximum Capacity
 (GB)................    5.12           7.00           8.40         11.52         13.6          10.0         17.2
Capacity per Disk
 (GB)................    1.28           1.75           2.16         2.88          3.40          2.50         4.32
Rotational Speed
 (RPM)...............    5400           5400           5400         5400          5400          7200         5400
First Shipment
 Date................  Dec. 1996     June 1997      Sept. 1997    March 1998    June 1998     June 1998    Oct. 1998

-------------------------
* No longer in volume production.

     Our DiamondMax product family has won a number of recent editorial and industry awards including:

WINDOWS Magazine        Winlist for DiamondMax Plus 2500 -- December 1998
Computer Reseller News  CRN Test Center Recommended for DiamondMax 4320
                        -- November 1998
Staples                 1997 Products Category Development Award -- September
                        1998
Storage Review          Editor's Choice Award for DiamondMax Plus 2500 and
                        DiamondMax 2880 -- Summer 1998
WINDOWS Magazine        Winlist for DiamondMax 2880 -- July 1998
PC WORLD Magazine       World Class Awards -- Best Hard Drive DiamondMax 2160
                        -- June 1998
WINDOWS Magazine        Win 100 for DiamondMax 2160 -- June 1998
WINDOWS Magazine        Win 100 for DiamondMax 1750 -- June 1998
VARBusiness             1998 Product Report Award for DiamondMax Family -- May
                        1998
Computer Reseller News  CRN Test Center Recommended for DiamondMax 2880
                        -- April 1998
WINDOWS Magazine        Winlist for DiamondMax 2160 -- February 1998
BYTE Magazine           Best Overall: Server Class Drive -- DiamondMax 2160
                        -- February 1998
BYTE Magazine           Best Overall: Desktop Drive -- DiamondMax
                        1280 -- February 1998
CompUSA                 1997 Accessories Vendor of the Year
WINDOWS Magazine        Win 100 for DiamondMax 1280 -- July 1997
Home PC                 Reviewer's Choice DiamondMax 1280 -- May 1997
WINDOWS Magazine        Recommended List DiamondMax 1280 -- April 1997

MANUFACTURING/QUALITY

     To be competitive, we must manufacture high quality, highly manufacturable, high performance hard disk drives with industry leading time-to-volume production at competitive costs. Our hard disk drive manufacturing operations consist primarily of the final assembly of high-level subassemblies built to our specifications and testing of completed products.

     Manufacturing. Pilot production of our products, as well as cost reduction, quality and product improvement engineering on current products, are conducted at our Longmont, Colorado facility. We manufacture our hard disk drives in volume at a single facility in Singapore which uses a flexible, cell-based process. The Singapore facility consists of modular production units ("MPUs"), each of which contains a number of modular work cells ("MWCs"). Each MWC essentially is a mini-serial production line consisting of all of the tooling and test equipment necessary to build and test an hard disk drive. Each MPU is responsible for managing the supply of the components and other parts required by its MWCs. We coupled our cell-based manufacturing approach with a sophisticated factory information system that collects data from each MWC on various productivity and quality metrics.

     We have been investing significant amounts of capital to increase the capacity and enhance the productivity of our Singapore manufacturing facility. We believe that we will be able to add capacity at our current facility or another facility to provide sufficient capacity through at least the end of 1999.

     We may need additional manufacturing capacity beyond the capabilities of our current facility as early as the beginning of the year 2000. We currently are investigating additional manufacturing facilities within Singapore. In the summer of 1997, Hyundai Electronics Industries began construction of a 450,000 square foot manufacturing facility in Dalian, China for the purpose of making additional manufacturing capacity available to us. The Dalian facility is only partially completed and construction has been suspended. We believe significant additional capital expenditures will be required to complete the Dalian facility. Maxtor and Hyundai Electronics Industries have agreed to discuss in the future the terms under which the Dalian facility would be completed, and the terms for any purchase or lease of the Dalian facility.

     Quality. Consistent with our goal to establish Maxtor as a leader in product quality and overall customer satisfaction, we have implemented a corporate-wide quality program which focuses on the following:

     - robustness of design and improved design tolerances;

     - quality of incoming parts and factory process control; and

     - customer feedback, failure analysis and timely response.

     In addition, our quality, materials, enabling technology and product development groups work closely with leading component vendors in an effort to ensure sufficient tolerances are designed into our hard disk drives to achieve high manufacturing yields and product quality. Our Singapore facility also is ISO 9002 certified. Finally, our executives meet regularly with customers to exchange product quality information to facilitate rapid analysis of customer failures and timely implementation of corrective actions.

MATERIALS AND SUPPLIES

     We have developed and continue to develop strategic relationships with leading suppliers of many of the key components for our hard disk drive products. These relationships enable us to actively manage our supply chain to improve flexibility in choosing state-of-the-art components and to reduce component, inventory and overall product costs. In addition, our strategic suppliers work closely with our advanced technology group, enabling us to gain early access to leading-edge hard disk drive technology and to improve the overall efficiency of our product design process.

     We rely on a limited number of leading suppliers for the parts used in the manufacturing of our products, including magneto-resistive heads and head stack assemblies, media, custom integrated circuits, read channel integrated circuits, printed circuit boards and motor/baseplate assemblies. In general, we seek to have at least two or three suppliers for each of our component requirements. Custom application specific integrated circuits, including our digital signal processor controller chips, and channels, however, currently are sole-sourced from Texas Instruments and Lucent, respectively. Because of their custom nature, these products require significant design-in periods and long lead times. We outsource a majority of our printed circuit board assembly to International Manufacturing Services, an affiliate of Maxtor.

CUSTOMERS AND SALES CHANNELS

     From 1986 to 1997, chronic performance and quality issues, as well as being late to the market, had impacted adversely our ability to win business with leading desktop computer manufacturers. As a result, we were heavily dependent on sales to a large number of regional distributors which limited our ability to forecast periodic shipments and shifted our product mix toward lower performance, lower margin products. Recognizing that the majority of the growth in shipments in the desktop computer market was being captured by a limited number of desktop computer manufacturers, we simplified our sales channels and focused our sales and marketing efforts on becoming a significant provider of hard disk drives to leading desktop computer manufacturers, including Compaq, Dell, Gateway and IBM, and a limited number of leading distributors and retailers. By emphasizing overall customer satisfaction, product quality and performance and time-to-volume production, we believe that we have established a strong customer base.

     Manufacturers. Shipments to Compaq, Dell and IBM, our three primary desktop computer manufacturer customers, accounted for 3.7% of our total revenue in the quarter ended June 29, 1996 and increased to 54.5% in the quarter ended September 26, 1998. We believe that our success depends on our ability to maintain and further develop strong desktop computer manufacturer customer relationships and to provide products that fit the needs of the desktop computer manufacturer channel.

     Distributors. We use a select group of distributors to sell our products cost-effectively to the large number of geographically dispersed customers which tend to hold very small market shares of the overall desktop computer market, including value-added resellers, dealers, system integrators and small desktop computer manufacturers. Distributors accounted for 37.2% of revenue for the fiscal year ended March 30, 1996; 47.6% of revenue for the nine-month period ended December 28, 1996; 35.6% of revenue for the year ended December 27, 1997; and 24.6% of revenue for the nine-month period ended September 26, 1998. Distributors generally enter into non-exclusive agreements with us for purchase and redistribution of product on a quick turnover basis. Purchase orders are placed and revised on a weekly basis. We grant certain of our distributors price protection and limited rights to return product on a rotation basis. Our major distributors include Bell Micro and Ingram.

     Retailers. To increase awareness of the Maxtor brand name and benefit from the typically higher gross margins of the retail sales channel, we sell our retail-packaged products directly to major retailers such as computer superstores, warehouse clubs and computer electronics stores and authorized sales through distributors to smaller retailers.

Retailers accounted for 4.8% of revenue for the fiscal year ended March 30, 1996; 7.7% of revenue for the nine-month period ended December 28, 1996; 9.2% of revenue for the year ended December 27, 1997; and 8.7% of revenue for the nine-month period ended September 26, 1998. Our current retail customer base is in the United States and Canada; however, we have begun efforts to establish a retail channel presence in the emerging retail markets in Europe and Asia. We believe the retail channel complements other sales channels. Retailers supply aftermarket "upgrade" sector in which end-users purchase and install products to upgrade their computers. We grant certain of our retailers price protection and limited rights to return product on a rotation basis.

SALES AND MARKETING

     We employ 239 individuals who market and sell our products to leading desktop computer manufacturers, distributors and retailers. Sales offices are located throughout the U.S. and in Australia, France, Germany, Great Britain, Hong Kong, Japan, Korea, Singapore and Taiwan. Maxtor has formed multi-disciplined, dedicated account and channel teams focused on each of its current and target strategic desktop computer manufacturer, distributor and retail accounts. These teams generally are comprised of representatives from our sales, marketing, engineering and quality organizations. Our senior management also takes an active role in our sales efforts. Dedicated field sales and technical support personnel are located in close proximity to the manufacturing facilities of each of our desktop computer manufacturer customers.

     Our marketing and public relations functions are performed both internally and through outside firms. Public relations, direct marketing, worldwide packaging and marketing materials are targeted to various end-user segments. We utilize both consumer media and trade publications. We have programs under which qualifying resellers are reimbursed for certain advertising expenditures. We also have invested in direct marketing and customer satisfaction programs. We maintain ongoing contact with end-users through primary and secondary market research, focus groups, product registrations and technical support databases.

BACKLOG

     We generally sell standard products according to standard agreements or purchase order terms. Delivery dates are specified by purchase orders. Such orders may be subject to change, cancellation or rescheduling by the customer without significant penalties. The quantity actually purchased and shipment schedules are frequently revised to reflect changes in the customer's needs. In addition, orders for our products are filled for several large customers from just-in-time inventory warehouses, whereby orders are not placed ahead of time on our order entry backlog system. Instead, we receive a periodic forecast of requirements from the customer. Upon shipment from the just-in-time warehouse, the customer is invoiced. In light of these factors, backlog reporting as of any particular date may not be indicative of our actual revenue for any succeeding period and, therefore, is not necessarily an accurate predictor of our future revenue.

COMPETITION

     Maxtor competes primarily with manufacturers of 3.5-inch hard disk drives, including Fujitsu, Quantum, Samsung, Seagate and Western Digital, some of which have a larger share of the desktop hard disk drive market than Maxtor. Other companies, such as IBM, will be significant competitors in one or more of the markets into which we plan to expand our product portfolio, and could be significant competitors of Maxtor in our current market should they choose to commit substantial resources to providing desktop hard disk drives.

     We believe that important competitive factors in the hard disk drive market are quality, storage capacity, performance, price, time-to-market introduction, time-to-volume production, desktop computer manufacturer product qualifications, breadth of product lines, reliability and technical service and support. We believe we compete favorably with respect to these factors.

EMPLOYEES

     As part of our turnaround, we reduced our personnel from 9,330 in March 1996 to 4,330 in October 1996. Since October 1996, we have added significant personnel to our research and development, sales and marketing and production staffs. As of September 26, 1998, we had 5,686 employees worldwide, including 709 in engineering, research and development; 239 in marketing, sales and customer support; 4,564 in manufacturing; and 174 in general management and administration. As of September 26, 1998, we had 4,270 employees at our manufacturing facilities in Singapore and 72 employees at our foreign sales offices. None of our U.S. employees currently are represented by a labor organization; however, in May 1997, Maxtor Singapore recognized a labor union, the United Workers of Electronic and Electrical Industries. On November 27, 1998, Maxtor Singapore signed a three year collective bargaining agreement with the United Workers of Electronic and Electrical Industries. We believe that our employee relations are positive.

FACILITIES

     Our sales and administrative offices and advanced technology operations are located at a 180,087 square foot facility in Milpitas, California.

     We also maintain 373,457 square feet of engineering and pilot production facilities as well as administrative, marketing and materials facilities in Longmont, Colorado. All of our domestic facilities are leased. Our leases for our Longmont, Colorado facility begin to expire on December 31, 1999. We intend to explore opportunities for renewing our existing leases or entering into new leases for space in the Longmont area. There can be no assurance that we will be able to obtain additional space that can accommodate our needs or that, if obtained, such additional space will be available to us on terms at least as favorable as the terms governing our current leases.

     Our volume manufacturing facilities are located in Singapore. We own a 384,000 square-foot building in Singapore, situated on land leased through the year 2016 (subject to an option to renew for an additional 30 years).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding our directors and executive officers as of December 15, 1998:

             NAME                AGE                 POSITION WITH MAXTOR
             ----                ---                 --------------------
Dr. Chong Sup Park(1)..........  50    Chairman of the Board
Michael R. Cannon(1)...........  46    President, Chief Executive Officer and Director
Charles F. Christ(2)(3)........  59    Director
Thomas Chun(4).................  57    Director
Chang See Chung(2).............  46    Director
Charles Hill(1)(3)(4)..........  62    Director
Y. H. Kim......................  56    Director
Philip S. Paul(2)(3)(4)........  60    Director
Dr. Victor B. Jipson...........  46    Senior Vice President, Engineering
William F. Roach...............  54    Senior Vice President, Worldwide Sales and
                                       Marketing
Paul J. Tufano.................  45    Senior Vice President, Finance and Chief
                                       Financial Officer
Glenn H. Stevens...............  48    Vice President, General Counsel and Secretary
Phillip C. Duncan..............  48    Vice President, Human Resources
K. K. Kim......................  46    Vice President, Business Development
Misha Rozenberg................  36    Vice President, Quality
K. H. Teh......................  44    Vice President, Worldwide Manufacturing
David L. Beaver................  44    Vice President, Materials

-------------------------
(1) Member of the Nominating Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

(4) Member of the Affiliated Transactions Committee.

     Dr. Chong Sup Park has been Chairman of our board of directors since May 1998 and assumed the position of Chairman, President and Chief Executive Officer of Hyundai Electronics America in September 1996. Dr. Park also has been Chairman of MMC Technology's board of directors since January 1998. From September 1996 to May 1998, Dr. Park served as Vice Chairman of our board of directors. Dr. Park previously served as our President and Chief Executive Officer from February 1995 until his appointment as Vice Chairman. From 1993 until joining us in 1995, he was Chairman, President and Chief Executive Officer of Axil Computer, Inc., a workstation computer manufacturer and a Hyundai Business Group company, in Santa Clara, California. Dr. Park is also Corporate Executive Vice President of Hyundai Electronics Industries and formerly held various other management positions with Hyundai Electronics Industries, including the position of Senior Vice President, Semiconductor Sales and Marketing, which he held from 1990 to 1992. From 1985 to 1989, Dr. Park was President and Chief Executive Officer of Hyundai Electronics America.

     Michael R. Cannon has been our President, Chief Executive Officer and a member of our board of directors since July 1996. From 1993 until he joined us in 1996, Mr. Cannon held several senior management positions with IBM's Storage Systems division, including Vice President, Mobile and Desktop Business Unit; Vice President, Product Design; and Vice President, Worldwide Operations. From 1991 to 1993, he served as Senior Vice President of SyQuest, a removable disk drive company, and prior to joining SyQuest, he held the position of Vice President, Southeast Asia Operations, with Imprimis Technology. He is also a director of MMC Technology, a wholly owned subsidiary of Hyundai Electronics America.

     Charles F. Christ has been a member of our board of directors since August 1995. Mr. Christ has served as Chairman of the board of directors of MaxOptix Corporation since October 1998. He was President, Chief Executive Officer and a member of the board of directors of Symbios from 1997 to August 1998. From 1994 to 1997, Mr. Christ was Vice President and General Manager of the Components Division of Digital Equipment Corporation. From 1989 to 1990, Mr. Christ was a Senior Partner with the management consulting group of Coopers & Lybrand L.L.P. From 1986 to 1988, he was President and Chief Executive Officer of Digital Sound Corporation, a telecommunications voice processing company.

     Thomas Lyman Chun has been a member of our board of directors since December 1998. He has been President and Chief Executive Officer of Talkway, Inc. since January 1997. From 1985 to 1996, Mr. Chun was a member of the Board of Advisors of Logitech International S.A. and its predecessors. From 1995 and 1996, he also served Logitech in both consulting and employee roles. From 1991 to 1995, he served as Vice President, Strategy & Business Development and as Vice President & General Counsel of SyQuest Technology. From 1989 to 1990, he served as President and Chief Executive Officer of Cooper Software. From 1980 to 1988, he served in various capacities at Tandem Computers, including Vice President -- Corporate Projects and Vice President -- Legal Affairs. He also was Chairman of the Corporation for Open Systems from 1986 to 1987.

     Chang See Chung has been a member of our board of directors since May 1998. Mr. Chung has served as Senior Vice President of Hyundai Electronics America since May 1998. From 1995 to 1998, he served as Vice President, Strategic Planning and Corporate Coordination of Symbios. From 1976 to 1995, Mr. Chung held various management positions with Hyundai Electronics America, Hyundai Electronics Europe, Hyundai Electronics Industries and Hyundai Heavy Industries. Mr. Chung was previously the Chief Financial Officer and Treasurer of Hyundai Electronics America.

     Charles Hill has been a member of our board of directors since March 1992. He has been a Senior Research Fellow at the Hoover Institution since 1989. From 1983 to 1984, he served as Chief of Staff of the U.S. State Department and from 1982 to 1989 as Executive Assistant to former U.S. Secretary of State George P. Shultz. From 1992 to 1996, Mr. Hill was Special Consultant to the Secretary General of the United Nations. Presently, he is Diplomat-in-Residence and Lecturer in International Studies at Yale University.

     Y. H. Kim has been a member of our board of directors since January 1996. He has been President and representative Director of Hyundai Electronics Industries since September 1996. From 1989 to 1996, Mr. Kim was President and Chief Executive Officer of Hyundai Electronics America. Mr. Kim has been employed by the Hyundai group since 1971.

     Philip S. Paul has been a member of our board of directors since March 1998. Since 1991, he has managed Paul Capital Partners, L.P., a private equity firm. From 1985 to 1991, Mr. Paul was Chairman and Chief Executive Officer of Hillman Ventures, Inc., a venture capital firm specializing in technology investments. From 1982 to 1985, Mr. Paul was President and Chief Executive Officer of Machine Intelligence Corp., a robotics company.

     Dr. Victor B. Jipson has been our Senior Vice President, Engineering since December 1995. From 1991 to 1995, he was General Manager of IBM's Optical Storage Solutions business unit. From 1975 to 1991, Dr. Jipson held key management positions in research, technical strategy, product strategy and research and development with IBM.

     William F. Roach has been our Senior Vice President, Worldwide Sales and Marketing since January 1997. From 1989 to 1996, he held various sales and marketing positions with Quantum, an information storage products company, including Executive Vice President, Worldwide Sales, from 1994 to 1996. From 1977 to 1989, Mr. Roach held sales and marketing positions with Intel Corporation, a semiconductor company.

     Paul J. Tufano has been our Senior Vice President, Finance since November 30, 1998 and Chief Financial Officer since July 1996. From July 1996 to his appointment as Senior Vice President, Finance, Mr. Tufano served as our Vice President, Finance. From 1979 to 1996, Mr. Tufano held a variety of management positions at IBM. From 1995 to 1996, Mr. Tufano was Manager of Worldwide Logistics for IBM's Storage Systems division. Other management positions included Manager of Plans and Controls for IBM's Desktop and Mobile Storage products business unit, and Controller for IBM's San Jose, California facility. He is currently a director of International Manufacturing Services, an electronic manufacturing service company.

     Glenn H. Stevens has been our Vice President, General Counsel and Secretary since June 1994. From 1992 to 1994, Mr. Stevens had a private law practice. From 1979 to 1992, he held various positions within the legal department at U S WEST, Inc., a telecommunications products and services provider, including Chief Counsel and Secretary for its research and development organization and Chief Intellectual Property Counsel for the family of U S WEST, Inc. companies.

     Phillip C. Duncan has been our Vice President, Human Resources since August 1996. From 1994 to 1996, he was Vice President, International Sales and Marketing and Human Resources of Berkeley Systems, a software company. From 1992 to 1994, he held senior human resources management positions at SyQuest, and from 1990 to 1992, he held similar positions at Cirrus Logic, a semiconductor company.

     K. K. Kim has been our Vice President, Business Development since May 1994. From 1991 to 1994, Mr. Kim was Director of Corporate Planning Office for Hyundai Electronics Industries. Prior to 1991, he held various management positions with other companies affiliated with Hyundai Electronics America.

     Misha Rozenberg has been our Vice President, Quality since March 1998. From 1996 to 1998, he was Vice President, Supplier Engineering. From 1994 to 1996, Mr. Rozenberg was a Senior Director of Supplier Engineering with Conner Peripherals, Inc., a disk drive company. From 1990 to 1994, he was a Manager with Apple Computer.

     K. H. Teh has been our Vice President, Worldwide Manufacturing since May 1997. From 1996 to 1997, he was with Iomega, a removable disk drive company, where he had been Managing Director of its Malaysia manufacturing facility. From 1994 to 1996, he was a Managing Director, Malaysia Manufacturing, with Quantum, and was a Senior Director with SyQuest from 1993 to 1994.

     David L. Beaver has been our Vice President, Materials since May 1998. From 1994 to 1997, he was Director of Operations-Materials at EMASS, a data storage company, and from 1991 to 1994, he was Director of Corporate Materials Procurement at SyQuest.

     There are no family relationships among any of our directors or executive officers.

BOARD OF DIRECTORS

     Our board of directors consists of eight (8) members and is divided into three classes. Messrs. Chung, Hill and Paul are Class I directors, Messrs. Kim, Christ and Chun are Class II directors, and Dr. Park and Mr. Cannon are Class III directors. Class I, Class II and Class III directors serve until the annual meetings of stockholders to be held in 1999, 2000 and 2001, respectively, and until their respective successors are duly elected and qualified. Directors in a class are elected for a term of three years to succeed the directors in such class whose terms expire at such annual meeting.

BOARD COMMITTEES

     Our board of directors currently has four standing committees: an audit committee, a compensation committee, an affiliated transactions committee and a nominating committee. The Audit Committee currently consists of Messrs. Christ, Hill and Paul. The Audit Committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements and reviews and approves the planned scope of the annual audit. The Compensation Committee currently consists of Messrs. Christ, Chung and Paul. The Compensation Committee establishes compensation policies governing our executive officers, sets bonuses and salaries for certain officers of Maxtor, including the Chief Executive Officer, and administers or supervises the administration of our employee benefit programs and executive compensation programs. The Affiliated Transactions Committee currently consists of Messrs. Chun, Hill and Paul. The Affiliated Transactions Committee is responsible for reviewing all material transactions regarding contractual, corporate or business relations by and between us and any related or affiliated entity of Hyundai Electronics Industries or Hyundai Electronics America following the stock and DECS offerings. The Nominating Committee currently consists of Dr. Park and Messrs. Cannon and Hill. The Nominating Committee recommends from time to time candidates for nomination for election as members of our board of directors.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH HYUNDAI ELECTRONICS AMERICA

     In December 1995, Hyundai Electronics America loaned us $100 million, which was due on April 10, 1996 and accrued interest at LIBOR plus 0.65%, with interest payable at maturity. This $100 million loan was replaced in April 1996 with a one year $100 million revolving line of credit bearing interest at Hyundai Electronics America's cost of funds plus 0.10%, with interest payable quarterly. In July 1996, we borrowed an additional $35 million from Hyundai Electronics America due in August 1996, bearing interest at LIBOR plus 0.70% with interest payable at maturity; this loan was repaid at maturity. In April 1997, Hyundai Electronics America renewed the $100 million revolving line of credit and increased the borrowing limit to $150 million. Hyundai Electronics America increased the borrowing limit on this line of credit to $185 million in June 1997, and to $270 million in August 1997. In December 1997, $200 million of this outstanding indebtedness was cancelled in exchange for 29,859,766 shares of our preferred stock, the borrowing limit was reduced to $150 million, and we repaid an additional $5 million in principal. In January 1998, we repaid an additional $10 million in principal. In April 1998, this revolving line of credit was renewed with a borrowing limit of $100 million. On July 31, 1998, we replaced this revolving line, which had an outstanding principal balance of $55.0 million, with a three-year subordinated term note in the same principal amount. This note matures on July 31, 2001 and bears interest, payable semi-annually, at a rate equal to six-month LIBOR plus 2.0%.

     Hyundai Electronics America currently is an unconditional guarantor of our facilities lease in Milpitas, California. The aggregate monthly rent under the lease is currently $558,270 per month.

TRANSACTIONS WITH HYUNDAI ELECTRONICS INDUSTRIES

     In August 1995, Hyundai Electronics Industries guaranteed a $100 million 364-day revolving credit facility of ours that expired in August 1996. In January 1996, Hyundai Electronics Industries guaranteed a $13.8 million one year loan to Maxtor Singapore, which was renewed in January 1997 for an additional year and repaid at maturity on January 1998. In August 1996, Hyundai Electronics Industries guaranteed an $86 million 364-day revolving credit facility and a $129 million three year revolving credit facility. In October 1996, the $86 million 364-day revolving credit facility was increased by $10 million and Hyundai Electronics Industries guaranteed the additional amount. In addition, in October 1996, Hyundai Electronics Industries guaranteed a separate $10 million one year revolving credit facility which was repaid by us in January 1998. In December 1996, Hyundai Electronics Industries guaranteed two additional credit facilities, one of which was a three month $20 million uncommitted line that we repaid at maturity in March 1997 and the other of which was a $10 million one year facility which was repaid at maturity in December 1997. In August 1997, we repaid $65 million of the $96 million 364-day revolving credit facility and extended the balance of $31 million for an additional 364 days, continuing Hyundai Electronics Industries' guarantee. In October 1997, Hyundai Electronics Industries guaranteed an additional $10 million one year revolving credit facility.

     Hyundai Electronics Industries served as guarantor for our borrowings under various revolving bank credit facilities from August 1995 through June 1998. At March 28, 1998, our aggregate indebtedness guaranteed by Hyundai Electronics Industries under such facilities was $170.0 million. Due to the economic conditions in Korea and significant recent devaluations of the Korean won versus the U.S. dollar, Hyundai Electronics Industries' reported financial condition as of year-end 1997 was not in compliance with certain financial covenants applicable to Hyundai Electronics Industries as guarantor under such revolving credit facilities, and such non-compliance constituted a default by us under such revolving credit facilities and also a default (through a cross-default clause) under an uncommitted credit facility. The default under the revolving credit facilities was waived by the lending banks in June 1998 in exchange for another Hyundai affiliate, Hyundai Heavy Industries, becoming the guarantor under such facilities in place of Hyundai Electronics Industries and an increase in pricing to reflect borrowing rates based on Hyundai Heavy Industries' current credit rating. Indebtedness of $200 million under the revolving credit facilities, guaranteed by Hyundai Heavy Industries was paid with the proceeds of our July 1998 public offering.

     On March 30, 1996, we entered into an accounts receivable securitization program with Citicorp Securities, Inc. Under this program, we could sell our qualified trade accounts receivable up to $100 million on a non-recourse basis. As of December 27, 1997, $79.8 million of advances related to sales of accounts receivable were included in accrued and other liabilities. As of June 27, 1998, this amount was $19.4 million. In connection with this program, Hyundai Electronics Industries entered into a performance undertaking under which Hyundai Electronics Industries agreed to cause us to collect receivables and to perform our obligations in the event of our failure to perform under the program. Hyundai Electronics Industries also indemnified the purchasers from any expenses incurred in enforcing their rights under the program. This asset securitization program was subject to certain conditions, among which was a condition that all of Hyundai Electronics Industries' long-term public senior debt securities achieve a specified rating. This condition was not met in February 1998, and we obtained waivers of this condition through April 8, 1998.

     We entered into a new asset securitization program dated on April 8, 1998 (the "New Program") arranged by Citicorp Securities to replace the then existing program. Under the New Program, we sell our trade accounts receivable through a special purpose vehicle with a purchase limit of $100 million on a non-recourse basis, subject to increase to $150 million, upon the fulfillment of the conditions subsequent described below. On April 8, 1998, the receivables then securitized under the existing program, in the amount of approximately $100 million, were transferred to Citicorp's Corporate Receivables Corporation under the New Program. Hyundai Heavy Industries entered into a new performance undertaking similar to that under the former program. On July 31, 1998 we replaced the New Program with an asset securitization program with Fleet National Bank which does not require any support from Hyundai Electronics Industries or any of its affiliates.

TRANSACTIONS WITH INTERNATIONAL MANUFACTURING SERVICES

     In 1996, we sold a majority interest in International Manufacturing Services to certain members of International Manufacturing Services management and other investors for $25 million in cash and $20 million in notes and retained a 23.5% ownership interest in International Manufacturing Services. In October 1997, International Manufacturing Services completed an initial public offering and repaid in full the note and its related interest, which aggregated $21.8 million. As of June 27, 1998 our equity interest in International Manufacturing Services was 16.2%. We have agreed to indemnify the investors and International Manufacturing Services up to $17.5 million for certain breaches of representations, provided that tax and environmental representations are not subject to the liability limit.

     International Manufacturing Services and Celestica Inc. are parties to a merger and reorganization agreement. Their stockholders will vote on this agreement in late December 1998. If the agreement is approved, International Manufacturing Services stockholders will have the right to receive either $7.00 in cash or 0.4 shares of Celestica stock for each share of International Manufacturing Services common stock. We own 2,985,000 shares of International Manufacturing Services common stock.

     We outsource most of our printed circuit board assembly to International Manufacturing Services; International Manufacturing Services supplies us with printed circuit boards, sub-assemblies and fully integrated products under a manufacturing services agreement. We made purchases from International Manufacturing Services in the years ended December 28, 1996 and December 27, 1997 of $191.9 million and $115.3 million, respectively. Two former officers of Maxtor, Robert Behlman (formerly our Vice President of Manufacturing) and Nathan Kawaye (formerly our Vice President and Chief Financial Officer), hold positions as President and Chief Executive Officer and Vice President and Chief Financial Officer, respectively, at International Manufacturing Services. Mr. Tufano is a director of International Manufacturing Services.

TRANSACTIONS WITH HYUNDAI INFORMATION TECHNOLOGY

     We have commenced the implementation of the SAP System. Our rights to this new information system are governed by a license agreement between Hyundai Information Technology and SAP. We currently are discussing with SAP the terms on which we could obtain a direct license with SAP.

TRANSACTIONS WITH MMC TECHNOLOGY

     Hyundai Electronics America formed a division in May 1996 to provide us with supply of hard disk media. This division of Hyundai Electronics America was incorporated as MMC Technology in December 1997 and is currently a wholly-owned subsidiary of Hyundai Electronics America. Michael Cannon, our President and Chief Executive Officer, is a director of MMC Technology. During the quarter ended December 27, 1997, the quarter in which we first began to purchase media from MMC Technology, and the nine months ended September 26, 1998, MMC Technology supplied media to Maxtor of an aggregate purchase price of $13.2 million and $95.0 million, respectively. In August 1998, we entered into an agreement with MMC Technology with respect to pricing of future purchases that provided for pricing discounts in return for a purchase volume commitment based on a percentage of Maxtor's total media purchases through September 30, 2001.

     On May 18, 1998, we entered into an agreement with MMC Technology relating to options to purchase shares of our common stock granted by us to MMC Technology employees. Under the agreement MMC Technology agreed to reimburse us for financial statement expenses relating to such options.

OTHER RELATED PARTY TRANSACTIONS

     We have entered into employment agreements and change of control agreements with certain of our officers and have made a loan to one officer. We have entered into indemnification agreements with each of our directors and executive officers. Such indemnification agreements require us to indemnify such individuals to the fullest extent permitted by law.

     All material transactions between us and our executive officers, directors, principal stockholders and other affiliates occurring after the offering will be subject to approval by the affiliated transaction committee or by a majority of the our independent and disinterested directors.

                              SELLING STOCKHOLDER

     The following table sets forth information about Hyundai Electronics America's beneficial ownership of our common stock before and after the stock offering and the DECS offering. Beneficial ownership is determined in accordance with SEC rules. Hyundai Electronics America will remain the beneficial owner of the Maxtor shares sold in the DECS offering until delivery of the shares upon
termination of DECS Trust IV, on      , 2002. The information in the table
assumes that the underwriters will not exercise their right to purchase additional shares in the stock offering.

                                                                                             NUMBER OF
                                                                                              SHARES
                                                                                            UNDERLYING
                                                NUMBER OF       SHARES                      SECURITIES
                                   SHARES        SHARES      BENEFICIALLY   PERCENTAGE OF    EXPECTED
                                BENEFICIALLY   EXPECTED TO      OWNED          SHARES       TO BE SOLD
                                OWNED PRIOR      BE SOLD        AFTER           OWNED         IN THE
                                  TO STOCK      IN STOCK        STOCK        AFTER STOCK       DECS
                                  OFFERING      OFFERING       OFFERING       OFFERING      OFFERING(*)
                                ------------   -----------   ------------   -------------   -----------
Hyundai Electronics America
  3101 North First Street
  San Jose, CA 95134

-------------------------
(*) Hyundai Electronics America may deliver up to        shares upon termination
    of DECS Trust IV on        , 2002. If Hyundai Electronics America delivers
    the maximum number of shares upon termination of DECS Trust IV, it will own
    an aggregate of        shares of our common stock, or      % of the shares
    outstanding at        , 1999, assuming no change in the number of shares
    owned by it or outstanding. Hyundai Electronics America may deliver fewer shares or may choose to settle its obligations under the DECS in cash. See the DECS prospectus for a description of the obligations of Hyundai Electronics America in the DECS offering.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Maxtor and Hyundai Electronics America have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------

                                                              --------
                                                              ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom                are acting as representatives,
propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in
excess of $     per share. The underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share on sales to certain other
dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representatives.

     Hyundai Electronics America and DECS Trust IV have entered into a separate underwriting agreement for the offer and sale by DECS Trust IV to
               of                DECS, plus up to an additional
DECS solely to cover over-allotments. On or about              , 2002, or upon
earlier liquidation of DECS Trust IV in certain circumstances, DECS Trust IV will distribute Maxtor's common stock (or, at Hyundai Electronics America's option, the cash equivalent value and/or such other consideration as is delivered by Hyundai Electronics America to DECS Trust IV pursuant to the Contract) to the holders of the DECS at the rate specified in the DECS prospectus. The closings of the stock offering and the DECS offering are not conditioned upon each other.

     Maxtor and Hyundai Electronics America have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up
to      additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     Maxtor, its officers and directors, Hyundai Electronics America have agreed
that, for a period of      days from the date of this prospectus, they will not,
without the prior
written consent of                , offer, sell, contract to sell, or otherwise
dispose of, any shares of common stock of Maxtor or any securities convertible
into, or exercisable or exchangeable for, common stock.                in its
sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is quoted on the Nasdaq National Market under the symbol "MXTR".

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Maxtor and Hyundai Electronics America in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                  PAID BY MAXTOR                   PAID BY HYUNDAI ELECTRONICS AMERICA
                       ------------------------------------        ------------------------------------
                        NO EXERCISE          FULL EXERCISE          NO EXERCISE          FULL EXERCISE
                       --------------        --------------        --------------        --------------
Per Share............  $                     $                     $                     $
Total................  $                     $                     $                     $

     In connection with the offering,                           , on behalf of
the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession
from a syndicate member when                , in covering syndicate short
positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of common stock to be higher then the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Maxtor and Hyundai Electronics America estimate that their respective
portions of the total expenses of this offering will be $          and
$          .

     The representatives have performed certain investment banking and advisory services for Maxtor from time to time for which they have received customary fees and expenses.

The representatives may, from time to time, engage in transactions with and perform services for Maxtor in the ordinary course of their business.

     Maxtor and Hyundai Electronics America have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of our common stock offered hereby and with respect to the selling stockholder will be passed upon for Maxtor by Gray Cary Ware & Freidenrich LLP, Palo Alto, California and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Maxtor as of December 28, 1996 and December 27, 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended December 28, 1996 and for the year ended December 27, 1997 included in this prospectus and registration statement, have been included herein in reliance on the report, which includes an emphasis of a matter related to Maxtor's ultimate parent, Hyundai Electronics Industries Co., Ltd., of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated statements of operations, stockholders' equity (deficit) and cash flows of Maxtor for the year ended March 30, 1996 included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                                    GLOSSARY

     Application Specific Integrated Circuit (ASIC) -- a custom designed integrated circuit that performs a specific application rather than general-purpose chips such as conventional logic chips with discrete gates. The use of an ASIC in place of a conventional logic chip reduces product size and cost.

     Actuator -- the mechanism that moves the head assembly across a disk to the proper track. This mechanical assembly positions the read/write heads over the circumferential line which describes the target cylinder.

     Areal density -- the maximum number of bits per linear inch of storage surface times the number of tracks per radial inch yields the areal density of bits per square inch.

     Build-to-Order (BTO) -- supply chain management methodology where personal computers are built to the unique requirements of a specific end-user customer order.

     Controller -- a portion of the integrated circuit circuit that manages the flow of data to and from the disk media including the error correction coding, media defect management, actuator positioning and system host interface interaction.

     Digital Signal Processor (DSP) -- a compact integrated circuit that provides an ultra-fast simplified instruction set processor commonly used in actuator control applications.

     Firmware -- the permanent instructions and data programmed directly into the circuitry of read only memory, written either in high-level language or in assembly or machine language, which, when combined with the mechanical mechanisms and ASICs within the drive, controls the functions of the hard drive.

     Gigabyte (GB) -- one billion bytes.

     Hard Disk Drive (hard disk drive) -- An electro-mechanical device composed of an HSA, PCBA and magnetic disks that records data onto spinning rigid media in discrete data blocks each of which can be randomly accessed. The primary mass storage device of a computer.

     Head Disk Assembly (HDA) -- the mechanical components of a disk drive (minus the electronics), which includes the actuators, read/write heads and platters.

     Head Stack Assembly (HSA) -- the sub-assembly that contains the read/write heads and actuator assembly.

     Interface -- the all-inclusive definition of the connection and interaction between the hard drive and the host system.

     Just-in-Time (JIT) -- inventory management system where components are stored near a manufacturing facility so they can be released as they are needed to support the flow of material on the assembly line.

     Magnetic Disk -- are disks made of a smooth substrate to which a thin coating of magnetic materials is applied. Each disk has a slider suspended directly above it, holding the head, which can read from or write data to the spinning disk.

     Magneto-resistive (MR) -- a technology used for the read element of a read/write head used with a high-density magnetic disk. hard disk drives use a magneto-resistive read head for reading and an inductive element for writing. As storage capacity increases and the bit gets smaller, the magnetic field of the bit becomes weaker. The magneto-resistive head is more sensitive to magnetic fields than inductive read heads.

     Media -- materials that hold data in any form or that allow data to pass through them, including paper, transparencies, multipart forms, hard, floppy and optical disks, magnetic tape, wire, cable and fiber.

     Megabyte (MB) -- one million bytes.

     Printed Circuit Board (PCB) -- a flat board that holds chips and other electronic components. The board is made of reinforced fiberglass or plastic and interconnects components via copper pathways. The main printed circuit board in a system is called a system board or motherboard, while smaller PCBs that plug into the slots in the motherboard are called boards or cards.

     Read Channel -- a circuit in a disk drive that translates the signal read from or recorded to the read/write head into a single serial stream of data.

     Read/Write Head -- a device that reads (senses) and writes (records) data on a magnetic disk or tape. For writing, the surface of the disk or tape is moved past the read/write head. By discharging electrical impulses at the appropriate times, bits are recorded as tiny, magnetized spots of positive or negative polarity. For reading, the surface is moved past the read/write head, and the bits that are present induce an electrical current within the head.

     Sector -- the smallest unit of storage read or written on a disk.

     Sliders -- aerodynamically designed objects that keep the read/write head at a proper distance from the disk platter. The read/write head is embedded within the slider.

     Spindle -- a rotating shaft in a disk drive.

     Thin-film -- a microscopically thin layer of semiconductor or magnetic material that is deposited onto a metal or ceramic disk.

     Thin-film Head -- a read/write head for high-density disks that is made from thin layers of a conducting film deposited onto a nickel-iron core.

                               MAXTOR CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS OF MAXTOR CORPORATION
Consolidated Balance Sheets December 28, 1996, December 27,
  1997 and September 26, 1998 (unaudited)...................   F-2
Consolidated Statements of Operations fiscal year ended
  March 30, 1996, nine months ended December 28, 1996,
  fiscal year ended December 27, 1997, and for each of the
  nine-month periods ended September 27, 1997 and September
  26, 1998 (unaudited)......................................   F-3
Consolidated Statements of Stockholders' Equity (Deficit)
  fiscal year ended March 30, 1996, nine months ended
  December 28, 1996, fiscal year ended December 27, 1997 and for the nine months ended September 26, 1998
  (unaudited)...............................................   F-4
Consolidated Statements of Cash Flows fiscal year ended
  March 30, 1996, nine months ended December 28, 1996,
  fiscal year ended December 27, 1997 and for each of the
  nine-month periods ended September 27, 1997 and September
  26, 1998 (unaudited)......................................   F-5
Notes to Consolidated Financial Statements..................   F-6
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................  F-28
Report of Ernst & Young LLP, Independent Auditors...........  F-29

                               MAXTOR CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              DECEMBER 28,   DECEMBER 27,   SEPTEMBER 26,
                                                                  1996           1997           1998
                                                              ------------   ------------   -------------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  31,313      $  16,925       $ 162,225
  Accounts receivable, net of allowance for doubtful
    accounts of $5,255 at December 28, 1996, $3,573 at
    December 27, 1997 and $5,935 at September 26, 1998......      82,876        241,777         279,367
  Accounts receivable from affiliates.......................       6,248          5,870           4,170
  Inventories...............................................      80,878        155,312         151,952
  Prepaid expenses and other................................       5,239         20,814          22,245
                                                               ---------      ---------       ---------
         Total current assets...............................     206,554        440,698         619,959
Net property, plant and equipment...........................      92,073         99,336         112,008
Other assets................................................      15,912         15,438          11,201
                                                               ---------      ---------       ---------
                                                               $ 314,539      $ 555,472       $ 743,168
                                                               =========      =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Short-term borrowings, including current portion of
    long-term debt..........................................   $ 149,800      $ 100,057       $   5,261
  Short-term borrowings due to affiliates...................          --         65,000              --
  Accounts payable..........................................     109,956        206,563         371,677
  Accounts payable to affiliates............................      13,459         25,022             153
  Accrued and other liabilities.............................     139,678        155,563         100,608
                                                               ---------      ---------       ---------
         Total current liabilities..........................     412,893        552,205         477,699
Long-term debt due affiliate................................          --             --          55,000
Long-term debt and capital lease obligations due after one
  year......................................................     229,109        224,313          90,051
                                                               ---------      ---------       ---------
Total liabilities...........................................     642,002        776,518         622,750
Commitments and contingencies (Note 8)
Stockholders' equity (deficit):
Series A Preferred Stock, $0.01 par value, 95,000,000 shares authorized; 58,208,955 shares issued and outstanding at
  December 28, 1996; 88,059,701 issued and outstanding at
  December 27, 1997; all outstanding shares converted into
  44,029,850 shares of common stock at August 5, 1998;
  aggregate liquidation value $390,000 at December 28, 1996,
  $590,000 at December 27, 1997.............................         582            880              --
Common Stock, $0.01 par value, 250,000,000 shares
  authorized; no shares issued and outstanding at December
  28, 1996; 7,563 shares issued and outstanding at December
  27, 1997 and 94,257,791 shares issued and outstanding at
  September 26, 1998........................................          --             --             943
Additional paid-in capital..................................     335,017        534,765         878,019
Cumulative other comprehensive income -- unrealized gain on
  investments in equity securities..........................          --         16,262          13,234
Accumulated deficit.........................................    (663,062)      (772,953)       (771,778)
                                                               ---------      ---------       ---------
         Total stockholders' equity (deficit)...............    (327,463)      (221,046)        120,418
                                                               ---------      ---------       ---------
                                                               $ 314,539      $ 555,472       $ 743,168
                                                               =========      =========       =========

                            See accompanying notes.

                               MAXTOR CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                   NINE MONTHS                    NINE MONTHS     NINE MONTHS
                                     YEAR ENDED       ENDED        YEAR ENDED        ENDED           ENDED
                                      MARCH 30,    DECEMBER 28,   DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                        1996           1996           1997           1997            1998
                                     -----------   ------------   ------------   -------------   -------------
                                                                                          (UNAUDITED)
Revenue............................  $ 1,264,627    $ 771,655     $ 1,384,799      $ 895,381      $ 1,674,482
Revenue from affiliates............        4,371       27,229          39,521         26,947            6,197
                                     -----------    ---------     -----------      ---------      -----------
          Total revenue............    1,268,998      798,884       1,424,320        922,328        1,680,679
Cost of revenue....................    1,192,403      861,551       1,316,774        880,489        1,477,510
Cost of revenue from affiliates....        3,902       27,307          36,162         24,633            5,241
                                     -----------    ---------     -----------      ---------      -----------
          Total cost of revenue....    1,196,305      888,858       1,352,936        905,122        1,482,751
Gross profit (loss)................       72,693      (89,974)         71,384         17,206          197,928
                                     -----------    ---------     -----------      ---------      -----------
Operating expenses:
Research and development...........       94,717       87,752         106,249         78,631          110,285
Selling, general and
  administrative...................       82,775       60,701          62,520         45,944           52,958
Stock compensation expense.........           --           --              --             --           11,068
Other..............................        4,460           --              --             --               --
                                     -----------    ---------     -----------      ---------      -----------
          Total operating
             expenses..............      181,952      148,453         168,769        124,575          174,311
                                     -----------    ---------     -----------      ---------      -----------
Income (loss) from operations......     (109,259)    (238,427)        (97,385)      (107,369)          23,617
Interest expense...................      (11,849)     (18,075)        (36,502)       (27,480)         (24,109)
Interest and other income..........        1,169        1,000          25,031          2,592            3,936
                                     -----------    ---------     -----------      ---------      -----------
Income (loss) before income
  taxes............................     (119,939)    (255,502)       (108,856)      (132,257)           3,444
Provision for income taxes.........        2,826          824           1,035            700            2,269
                                     -----------    ---------     -----------      ---------      -----------
Net income (loss)..................     (122,765)    (256,326)       (109,891)      (132,957)           1,175
                                     -----------    ---------     -----------      ---------      -----------
Other comprehensive income:
Unrealized gain (loss)on
  investments in equity
  securities.......................           --           --          16,262             --           (3,028)
                                     -----------    ---------     -----------      ---------      -----------
Comprehensive loss.................  $  (122,765)   $(256,326)    $   (93,629)     $(132,957)     $    (1,853)
                                     ===========    =========     ===========      =========      ===========
Net income (loss) per share --
  -- basic.........................  $     (5.94)   $      --     $(58,112.64)     $      --      $      0.06
  -- diluted.......................  $     (5.94)   $      --     $(58,112.64)     $      --      $      0.02
Shares used in per share
  calculation --
  -- basic.........................   20,677,000           --           1,891             --       19,991,259
  -- diluted.......................   20,677,000           --           1,891             --       55,491,542

                            See accompanying notes.

                               MAXTOR CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          UNREALIZED
                                                                                            GAIN ON
                                 PREFERRED STOCK          COMMON STOCK       ADDITIONAL   INVESTMENTS                   TOTAL
                               --------------------   --------------------    PAID-IN      IN EQUITY    ACCUMULATED    EQUITY
                                 SHARES      AMOUNT     SHARES      AMOUNT    CAPITAL     SECURITIES      DEFICIT     (DEFICIT)
                               -----------   ------   -----------   ------   ----------   -----------   -----------   ---------
Balance, March 25, 1995......           --      --     25,848,642   $ 258     $327,616           --      $(283,971)   $  43,903
Issuance of common stock
  under stock option plans...           --      --        567,403       6        4,739           --             --        4,745
Issuance of common stock
  under stock purchase
  plan.......................           --      --        400,213       4        2,976           --             --        2,980
Shares canceled resulting
  from acquisition by HEA....           --      --    (26,815,958)   (268)         268           --             --           --
Net loss.....................           --      --             --      --           --           --       (122,765)    (122,765)
                               -----------   -----    -----------   -----     --------      -------      ---------    ---------
Balance, March 30, 1996......           --      --            300      --      335,599           --       (406,736)     (71,137)
Exchange of common shares for
  Series A Preferred.........   58,208,955   $ 582           (300)     --         (582)          --             --           --
Net loss.....................           --      --             --      --           --           --       (256,326)    (256,326)
                               -----------   -----    -----------   -----     --------      -------      ---------    ---------
Balance, December 28, 1996...   58,208,955     582             --      --      335,017           --       (663,062)    (327,463)
Issuance of additional Series
  A Preferred to parent in
  exchange for debt..........   29,850,746     298             --      --      199,702           --             --      200,000
Issuance of stock under
  stock option plan and
  related
  benefits...................           --      --          7,563      --           46           --             --           46
Change in unrealized gain on
  equity securities..........                                                               $16,262                      16,262
Net loss.....................           --      --             --      --           --                    (109,891)    (109,891)
                               -----------   -----    -----------   -----     --------      -------      ---------    ---------
Balance, December 27, 1997...   88,059,701     880          7,563      --      534,765       16,262       (772,953)    (221,046)
Issuance of stock under
  stock option and restricted
  stock plan (unaudited).....                             489,153       5          589                                      594
Issuance of common stock in
  Initial public offering
  (unaudited)................                          49,731,225
Conversion of preferred stock
  to.........................                          44,029,850     498      328,348                                  328,846
  common stock (unaudited)...  (88,059,701)   (880)                   440          440                                       --
Stock compensation
  (unaudited)................                                                   11,068                                   11,068
Stock compensation
  reimbursement due from an
  affiliate (unaudited)......           --      --             --      --        2,809           --             --        2,809
Change in unrealized gain on
  equity investments
  (unaudited)................           --      --             --      --           --       (3,028)            --       (3,028)
Net income (unaudited).......           --      --             --      --           --           --          1,175        1,175
                               -----------   -----    -----------   -----     --------      -------      ---------    ---------
Balance, September 26, 1998
  (unaudited)................           --   $  --     94,257,791   $ 943     $878,019      $13,234      $(771,778)   $ 120,418
                               ===========   =====    ===========   =====     ========      =======      =========    =========

                            See accompanying notes.

                               MAXTOR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          NINE                          NINE            NINE
                                                            YEAR         MONTHS          YEAR          MONTHS          MONTHS
                                                            ENDED        ENDED          ENDED           ENDED           ENDED
                                                          MARCH 30,   DECEMBER 28,   DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                                            1996          1996           1997           1997            1998
                                                          ---------   ------------   ------------   -------------   -------------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
Net income (loss).......................................  $(122,765)   $(256,326)     $(109,891)      $(132,957)      $   1,175
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.........................     45,200       47,064         65,642          41,108          48,454
  Stock compensation expense............................         --           --             --              --          11,068
  Reserves for lower of cost or market..................         --       15,194             --         (10,446)          7,852
  Change in deferred taxes..............................        300           --             --              --              --
  Loss (gain) on disposal of property, plant and
    equipment...........................................        669          700          4,366              --           5,897
  Gain on sale of subsidiary............................         --       (2,385)            --              --              --
  Gain on fully reserved note receivable from
    affiliate...........................................         --           --        (20,000)             --              --
  Other.................................................         --         (589)          (157)           (128)             --
  Changes in assets and liabilities:
    Accounts receivable.................................    (12,485)      62,786       (142,860)        (91,457)          8,908
    Accounts receivable from affiliates.................     (2,229)      (1,822)           378             516           4,509
    Inventories.........................................    (66,255)      45,955        (74,434)        (51,182)         (4,492)
    Prepaid expenses and other assets...................     (2,947)       3,839            687            (606)         (4,459)
    Accounts payable....................................     18,407      (37,297)       102,108          89,060         157,710
    Accounts payable to affiliates......................      8,656        4,803         11,563           6,610         (24,869)
    Accrued and other liabilities.......................        637       13,015         15,885           7,485          10,362
                                                          ---------    ---------      ---------       ---------       ---------
Total adjustments.......................................    (10,047)     151,263        (36,822)         (9,040)        220,940
                                                          ---------    ---------      ---------       ---------       ---------
Net cash provided by (used in) operating activities.....   (132,812)    (105,063)      (146,713)       (141,997)        222,115
                                                          ---------    ---------      ---------       ---------       ---------
Cash flows from investing activities:
  Proceeds from sale of subsidiary......................         --       25,000             --              --              --
  Cash received on a note receivable from affiliate.....         --           --         20,000              --              --
  Proceeds from maturities of available-for-sale
    investments.........................................     11,998           --             --              --              --
  Purchase of property, plant and equipment.............    (72,655)     (53,780)       (82,489)        (52,755)        (61,600)
  Proceeds from disposals of property, plant and
    equipment...........................................        353          363            609              --           3,059
  Other assets..........................................       (928)      (7,599)           621           3,954           3,175
                                                          ---------    ---------      ---------       ---------       ---------
  Net cash used in investing activities.................    (61,232)     (36,016)       (61,259)        (48,801)        (55,366)
                                                          ---------    ---------      ---------       ---------       ---------
Cash flows from financing activities:
  Proceeds from issuance of debt, including short-term
    borrowings..........................................    145,595      410,715        319,363         279,370          69,775
  Principal payments on debt, including short-term
    debt................................................     (3,000)    (307,444)      (309,784)        (65,365)       (308,849)
  Proceeds from issuance of common stock, net of
    issuance of notes receivable and stock repurchase...      7,725           --             46              --         329,441
  Proceeds from intercompany notes issued to parent.....         --           --        200,000              --              --
  Net payments under accounts receivable
    securitization......................................         --       16,327        (16,041)        (40,289)       (111,816)
                                                          ---------    ---------      ---------       ---------       ---------
  Net cash provided by (used in) financing activities...    150,320      119,598        193,584         173,716         (21,449)
                                                          ---------    ---------      ---------       ---------       ---------
  Net increase (decrease) in cash and cash
    equivalents.........................................    (43,724)     (21,481)       (14,388)        (17,082)        145,300
  Cash and cash equivalents at beginning of period......     96,518       52,794         31,313          31,313          16,925
                                                          ---------    ---------      ---------       ---------       ---------
  Cash and cash equivalents at end of period............  $  52,794    $  31,313      $  16,925       $  14,231       $ 162,225
                                                          =========    =========      =========       =========       =========
Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
  Interest..............................................  $   9,362    $  13,444      $  26,540       $  17,792       $  24,047
  Income taxes..........................................      1,801        2,009          1,025             832             985
  Income tax refunds....................................     (3,173)          --             --              --              --
Supplemental information on noncash investing and
  financing activities:
Purchase of property, plant and equipment financed by
  accounts payable......................................      4,949        8,171          2,670             (64)          7,404
Purchase of property, plant and equipment financed by
  capital leases........................................         --           --            881             620              16
Exchange of Common Stock for Series A Preferred Stock...         --          582             --              --              --
Exchange of notes payable for Series A Preferred
  Stock.................................................         --           --        200,000              --              --
Unrealized gain (loss) on equity securities.............         --           --         16,262              --          (3,028)
Stock compensation reimbursement due from an
  affiliate.............................................         --           --             --              --           2,809
Short-term borrowing from affiliate exchanged for
  note..................................................         --           --             --              --          55,000

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Maxtor Corporation and its wholly-owned subsidiaries ("Maxtor" or the "Company"). All significant intercompany accounts and transactions have been eliminated. From January 1996 through July 30, 1998, Maxtor Corporation operated as a majority-owned subsidiary of Hyundai Electronics America ("HEA"). HEA is a subsidiary of Hyundai Electronics Industries Co. Ltd. ("HEI"), a Korean corporation. In August of 1998, the Company completed an Initial Public Offering of its Common Stock (the "Offering") which reduced the ownership interest of HEA to approximately 47% (see Note 14 -- unaudited).

REVERSE STOCK SPLIT

     On May 29, 1998, the Board approved a one-for-two reverse split of the Company's outstanding common stock, which became effective upon the Company's filing of an amended and restated certificate of incorporation in Delaware on July 24, 1998. All references in the financial statements to the number of the Company's common shares and price per share amounts, as well as the conversion ratio of preferred shares, have been retroactively restated to reflect the reverse split. The Board of Directors also approved the increase of the Company's authorized common stock to 250,000,000 shares.

FISCAL YEAR

     During 1996, the Company changed its fiscal year end to be consistent with the fiscal year end of HEA. The fiscal year end changed from the last Saturday of March, the date used in the Company's preceding filing of its Form 10-K with the Securities and Exchange Commission, to the last Saturday of December conforming to a 52/53-week year methodology. The fiscal year ended March 30, 1996 comprised 53 weeks. The fiscal year ended December 28, 1996 comprised 39 weeks. The current year ended December 27, 1997 comprised 52 weeks. The nine month periods ended September 27, 1997 and September 26, 1998 both comprised 39 weeks.

NATURE OF BUSINESS

     The Company develops, manufactures and markets hard disk drive products to customers who sell their products in the personal computer industry. Products are designed for desktop applications to meet both value and high-performance needs of customers. Customers include original equipment manufacturers ("OEMs"), distributors, and retailers. The Company relies on suppliers for components including heads, disks and custom integrated circuits. Although printed circuit board assemblies and head stack assemblies are outsourced, head disk assemblies are completed by the Company. All the Company's products are manufactured by Maxtor at its manufacturing facility in Singapore and sold worldwide.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The accompanying interim consolidated balance sheet of September 26, 1998 and the consolidated statements of operations and cash flows for the nine month periods ended September 27, 1997 and September 26, 1998 and the statement of stockholders' equity

(deficit) for the nine months ended September 26, 1998, together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position at September 26, 1998, and the consolidated results of its operations and cash flows for the periods ended September 27, 1997 and September 26, 1998. Results for the nine months ended September 26, 1998 are not necessarily indicative of results that may be expected for the full year.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating its warranty expense accrual.

     Given the volatility of the market for disk drives and for the Company's products, the Company makes adjustments to the value of inventories based on estimates of potentially excess and obsolete inventories and negative margin products after considering forecasted demand and forecasted average selling prices. However, forecasts are always subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand and such differences may have a material impact on the financial statements.

RISKS AND UNCERTAINTIES

     The Company's business entails a number of risks. As is typical in the disk drive industry, the Company must utilize leading edge components for its new generation of products which may only be available from a limited number of suppliers. While the Company has qualified and continues to qualify multiple sources for many components, it is reliant on, and will continue to be reliant on, the availability of supply from its vendors for many semi-custom and custom integrated circuits, heads, media and other key components. Any de-commitments from customers for product or delays of components from vendors could have an adverse impact on the Company's ability to ship products as scheduled to its customers.

     Prior to the Offering, Company's ultimate parent was HEI, a Korean corporation. The Korean economy has recently suffered a period of economic turmoil, which has resulted in the devaluation of the Korean currency and large volatility in interest rates. A significant portion of the Company's debt was guaranteed by HEI, and the Company has relied upon the HEI guarantees. As of June 1, 1998, the Company substituted Hyundai Heavy Industries Co., Ltd. ("HHI") as the guarantor of substantially all of the debt previously guaranteed by HEI. The Company's parent, HEA, also has a written letter of support from HEI to support operations for it and all of its subsidiaries through May 31, 2000. As further described in Note 7, it is reasonably possible that further deteriorations in the Korean economy and the value of the Korean currency could have an adverse effect on the ability of the ultimate parent or HHI to continue to guarantee the debt of the Company. While the Company believes that other sources of credit would be available, there is no assurance that such other credit would be available, either in the amount or at the rates currently available to the Company. In August 1998, all debt subject to guarantees by HEI and its affiliates was paid off and the related agreements were terminated (see Note 14 -- unaudited).

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments, which are purchased with an original maturity of three months or less, to be cash equivalents.

EQUITY SECURITIES

     All equity securities are classified as available-for-sale.
Available-for-sale securities are carried at market value. Unrealized gains and losses on securities classified as available-for-sale, when material, are reported as a separate component of stockholders' deficit. Realized gains and losses on sales of all such investments are included in the results of operations computed using the specific identification cost method.

INVENTORIES

     Inventories are stated at the lower of cost (computed on a first-in, first-out basis) or market value.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets, which generally range from three to five years, except for buildings which are depreciated over thirty years. Assets under capital leases and leasehold improvements are amortized over the shorter of the asset life or the remaining lease term. Capital lease amortization is included with depreciation expense. Upon disposal, the Company removes the asset and accumulated depreciation from its records and recognizes the related gain or loss in results of operations.

REVENUE RECOGNITION AND PRODUCT WARRANTY

     Revenue is recognized upon product shipment. Revenue from sales to certain distributors and retailers is subject to agreements providing limited rights of return, as well as price protection on unsold merchandise. Accordingly, the Company records reserves upon shipment for estimated returns, exchanges and credits for price protection. The Company also provides for the estimated cost to repair or replace products under warranty at the time of sale. The Company currently warrants its products against defects in parts and labor from the date of shipment with an additional three months allowed for distributors to account for "shelf life." All products currently in production are warranted for a period of three years after shipment.

ADVERTISING EXPENSE

     Cooperative advertising costs are charged as the related revenue is earned and other advertising costs are expensed as incurred. Advertising costs were not significant for the fiscal year ended March 30, 1996, the nine months ended December 28, 1996, the fiscal year ended December 27, 1997 or the nine months ended September 27, 1997 and September 26, 1998, respectively.

ACCOUNTING FOR INCOME TAXES

     The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

FOREIGN CURRENCY TRANSLATION

     The functional currency for all foreign operations is the U.S. dollar. As such, all material foreign exchange gains or losses are included in the determination of net income (loss). Net foreign exchange losses included net income (loss) for the fiscal year ended March 30, 1996, the nine months ended December 28, 1996, the fiscal year ended December 27, 1997 and the nine months ended September 27, 1997 and September 26, 1998 (unaudited) were immaterial.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and cash equivalents. The Company has cash equivalent and short-term investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these funds to financial institutions evaluated as highly credit-worthy. The Company's products are sold worldwide to OEMs, distributors, and retailers. Concentration of credit risk with respect to the Company's trade receivables is limited by the Company's ongoing credit evaluation process and the geographical dispersion of sales transactions. Therefore, the Company generally requires no collateral from its customers. The allowance for doubtful accounts is based upon the expected collectibility of all accounts receivable. One customer accounted for more than 10% of outstanding trade receivables at March 30, 1996. As of December 27, 1997, the Company had one customer who accounted for more than 10% of the outstanding trade receivables. As of September 26, 1998 (unaudited) three customers represent more than 51% of outstanding trade receivables. If the customers fail to perform their obligations to the Company, such failures would have adverse effects upon the Company's financial position, results of operations, cash flows, and liquidity.

LONG-LIVED ASSETS

     The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows.

STOCK-BASED COMPENSATION

     The Company has elected to continue to follow the provisions of APB No. 25, "Accounting for Stock Issued to Employees," for financial reporting purposes and has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123. "Accounting for Stock-Based Compensation."

FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     The Company accounts for its accounts receivable securitization program in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average common shares and potentially dilutive securities outstanding during the period. Potentially dilutive securities are excluded from the computation of net diluted loss per share for those presented periods in which their effect would be anti-dilutive due to the Company's net losses. Net income (loss) per share information presented for the year ended December 27, 1997 is not meaningful due to the very limited number of common shares outstanding during such period. No common shares were outstanding for the nine month period ended December 28, 1996 and September 27,1997.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

     In June 1998, the Financial Accounting Standards Board issued statement of Accounting Standards No. 133 (SFAS 133). "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective for years beginning after June 15, 1999, but companies can early adopt as of the beginning of any fiscal quarter that begins after June 1998. The Company is evaluating the requirements of SFAS 133, but does not expect this pronouncement to materially impact the Company's financial position or results of operations.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. The SOP is effective for transactions entered into for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of the SOP and does not believe adoption of this standard will have a material effect upon its results or operations, financial position or cash flows.

2. SUPPLEMENTAL FINANCIAL STATEMENT DATA (IN THOUSANDS)

                                DECEMBER 28, 1996   DECEMBER 27, 1997   SEPTEMBER 26, 1998
                                -----------------   -----------------   ------------------
                                                                           (UNAUDITED)
Inventories:
  Raw materials...............      $  33,012           $  48,834           $  33,887
  Work-in-process.............         15,674              15,177              14,109
  Finished goods..............         32,192              91,301             103,956
                                    ---------           ---------           ---------
                                    $  80,878           $ 155,312           $ 151,952
                                    =========           =========           =========
Prepaid expenses and other:
  Investments in equity
     securities, at fair
     value....................      $      --           $  16,262           $  13,234
  Prepaid expenses and
     other....................          5,239               4,552               9,011
                                    ---------           ---------           ---------
                                    $   5,239           $  20,814           $  22,245
                                    =========           =========           =========
Property, plant and equipment,
  at cost:
  Buildings...................      $  29,512           $  32,453           $  34,269
  Machinery and equipment.....        194,644             220,213             251,605
  Furniture and fixtures......         13,300              11,374              14,483
  Leasehold improvements......         12,695               9,012              10,951
                                    ---------           ---------           ---------
                                      250,151             273,052             311,308
Less accumulated depreciation
  and amortization............       (158,078)           (173,716)           (199,300)
                                    ---------           ---------           ---------
Net property, plant and
  equipment...................      $  92,073           $  99,336           $ 112,008
                                    =========           =========           =========
Accrued and other liabilities:
  Income taxes payable........      $   5,088           $   2,416           $   3,840
  Accrued payroll and payroll-
     related expenses.........         17,159              29,116              33,611
  Accrued warranty............         20,194              22,716              31,603
  Accrued expenses............         42,851              21,561              16,954
  Advances under
     securitization...........         54,386              79,754              14,600
                                    ---------           ---------           ---------
                                    $ 139,678           $ 155,563           $ 100,608
                                    =========           =========           =========

3. RECLASSIFICATIONS

     Certain reclassifications have been made to prior year financial statements to conform to current classifications. These reclassifications had no impact on any prior years or the Company's net assets or results of operations.

4. FINANCIAL INSTRUMENTS

FAIR VALUE DISCLOSURES

     The fair values of cash and cash equivalents approximate carrying values due to the short period of time to maturity. The carrying values of notes receivable, which are classified in other assets, approximate fair values. The fair values of the Company's fixed rate debt are estimated based on the current rates offered to the Company for similar debt instruments having the same remaining maturities. The fair values of the Company's variable rate debt approximate carrying values as these instruments are adjusted periodically during the course of the year at market prices. The fair values of the Company's convertible subordinated debentures are based on the bid price of the last trade for the fiscal period ended December 28, 1996 and fiscal year ended December 27, 1997, respectively.

     The carrying values and fair values of the Company's financial instruments are as follows (in thousands):

                                      DECEMBER 28, 1996         DECEMBER 27, 1997
                                    ----------------------    ----------------------
                                    CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                     AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                    --------    ----------    --------    ----------
Cash and cash equivalents.........  $ 31,313     $ 31,313     $ 16,925     $ 16,925
Notes receivable..................    11,492       11,492       11,492       11,492
Short and long-term debt:
  fixed rates.....................    13,800       13,800       13,800       13,800
  variable rates..................   265,000      265,000      210,570      210,570
  debt from parent -- fixed
     rates........................        --           --       65,000       65,000
Convertible subordinated
  debentures......................   100,000       68,000      100,000       70,000

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company attempts to minimize the impact of foreign currency exchange rate changes on certain underlying assets, liabilities and anticipated cash flows for operating expenses denominated in foreign currencies by entering into short-term foreign exchange (primarily forward purchase and sale) contracts. The Company's policy is to hedge all material transaction exposures on a quarterly basis. Contracts are generally entered into at the end of each fiscal quarter to reduce foreign currency exposures for the following fiscal quarter. Contracts generally have maturities of three months or less. Any gains or losses on these instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," and are generally included in cost of revenue. Unrealized gains or losses on foreign currency forward contracts that are designated and effective as hedges of firm commitments, are deferred and recorded in the same period as the underlying transaction. Notional amounts of outstanding currency forward contracts were $17.3 million, $0 and $83.3 million, as of December 28, 1996, December 27, 1997 and September 26, 1998 (unaudited), respectively.

5. INTERNATIONAL MANUFACTURING SERVICES

     In May 1996, the Company entered into an agreement to sell a majority interest in International Manufacturing Services, Inc. ("IMS"), previously a wholly-owned subsidiary, to certain members of IMS management and other investors. At completion of the transaction in June 1996, the Company received $25.0 million in cash and $20.0 million in notes from IMS, and retained a 24% ownership interest in IMS. The note receivable, which was fully reserved at the time of sale, was recovered in the fourth quarter of 1997 resulting in a gain of $20.0 million. As of December 27, 1997, the Company's ownership interest was 16%. The Company's share of IMS results of operations for the fiscal year ended December 28, 1996 and the fiscal period ended December 27, 1997 were not material to the Company's results of operations for either period presented.

     The Company outsources most of its printed circuit board assembly to IMS; IMS supplies the Company with printed circuit boards, sub-assemblies and fully integrated products under a manufacturing services agreement. The Company made purchases from IMS in the years ended December 28, 1996 and December 27, 1997 of $191.9 million and $115.3 million, respectively.

6. MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     The Company operates in a single industry segment: the design, manufacture and sale of data storage products for desktop computer systems. It has a world-wide sales, service and distribution network. The Company markets and sells its products through a direct sales force to OEMs, distributors and retailers.

     During the year ended March 30, 1996, no customer accounted for more than 10% of the Company's revenue. During the nine months ended December 28, 1996, one customer, SED International accounted for 11% of the Company's revenue. During the year ended December 27, 1997, two customers, Compaq and Dell, accounted for more than 21% and 10%, respectively, of the Company's revenue.

     The Company's export sales represented 41%, 48% and 40% of total revenue for the year ended March 30, 1996, the nine months ended December 28, 1996 and the year ended December 27, 1997, respectively. Approximately 60%, 38% and 57%, of export sales were to Europe, while 35%, 55%, and 36% of export sales were to Asia Pacific for the year ended March 30, 1996, the nine months ended December 28, 1996 and year ended December 27, 1997, respectively.

     Operations outside the United States primarily consist of the manufacturing plant in Singapore that produces subassemblies and final assemblies for the Company's disk drive products. The geographic breakdown of the Company's activities for each of the three fiscal periods is presented in the following table:

                                      U.S.      ASIA PACIFIC   ELIMINATIONS   CONSOLIDATED
                                   ----------   ------------   ------------   ------------
                                                      (IN THOUSANDS)
Year Ended March 30, 1996
Revenue from unaffiliated
  customers......................  $1,196,105    $   68,522    $        --     $1,264,627
Revenue from affiliated
  customers......................       3,417           954             --          4,371
Transfers between geographic
  locations......................      14,600     1,585,545     (1,600,145)            --
                                   ----------    ----------    -----------     ----------
Total Revenue....................  $1,214,122    $1,655,021    $(1,600,145)    $1,268,998
                                   ==========    ==========    ===========     ==========
Income (loss) from operations....  $ (204,376)   $   95,035    $        82     $ (109,259)
                                   ==========    ==========    ===========     ==========
Identifiable assets..............  $  326,106    $  397,837    $  (281,456)    $  442,487
                                   ==========    ==========    ===========     ==========
Nine Months Ended December 28, 1996
Revenue from unaffiliated
  customers......................  $  751,597    $   20,058    $        --     $  771,655
Revenue from affiliated
  customers......................      25,712         1,517             --         27,229
Transfers between geographic
  locations......................      14,150       918,488       (932,638)            --
                                   ----------    ----------    -----------     ----------
Total Revenue....................  $  791,459    $  940,063    $  (932,638)    $  798,884
                                   ==========    ==========    ===========     ==========
Income (loss) from operations....  $ (323,061)   $   79,926    $     4,708     $ (238,427)
                                   ==========    ==========    ===========     ==========
Identifiable assets..............  $  286,084    $  369,631    $  (341,176)    $  314,539
                                   ==========    ==========    ===========     ==========
Year Ended December 27, 1997
Revenue from unaffiliated
  customers......................  $1,384,703    $       96    $        --     $1,384,799
Revenue from affiliated
  customers......................      39,521            --             --         39,521
Transfers between geographic
  locations......................      21,886     1,595,189     (1,617,075)            --
                                   ----------    ----------    -----------     ----------
Total Revenue....................  $1,446,110    $1,595,285    $(1,617,075)    $1,424,320
                                   ==========    ==========    ===========     ==========
Income (loss) from operations....  $ (284,915)   $  187,496    $        34     $  (97,385)
                                   ==========    ==========    ===========     ==========
Identifiable assets..............  $  498,778    $  569,207    $  (512,513)    $  555,472
                                   ==========    ==========    ===========     ==========

     Revenue from unaffiliated and affiliated customers is based on the origin of the sale. Transfers between geographic locations are accounted for at amounts that are above cost. Such transfers are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic location through acquisition and/or utilization. In determining each of the geographic locations' income (loss) from operations and identifiable assets, the expenses and assets relating to general corporate or headquarter activities are included in the amounts for the geographic locations where they were incurred, acquired or utilized.

7. LINES OF CREDIT, DEBT AND CAPITAL LEASE OBLIGATIONS

     Lines of credit, debt and capital lease obligations consist of the following (in thousands):

                                            DECEMBER 28,   DECEMBER 27,   SEPTEMBER 26,
                                                1996           1997           1998
                                            ------------   ------------   -------------
                                                                           (UNAUDITED)
5.75% Convertible Subordinated Debentures
  due March 1, 2012.......................    $100,000       $100,000       $ 95,000
Short-term borrowings; interest payable at
  variable rates ranging from 6.24% to
  7.88% per annum.........................     136,000         80,967             --
Short-term borrowings from affiliates;
  interest payable at rate of 10.29%......          --         65,000             --
Short-term borrowing; interest payable at
  a rate of 6.52%; collateralized by
  equipment...............................      13,800         13,800             --
Long-term borrowing from affiliates;
  interest payable at rate of LIBOR plus
  2%......................................          --             --         55,000
Long-term borrowing, interest payable at
  variable rates ranging from 6.18% to
  6.24% per annum.........................     129,000        129,000             --
Other obligations.........................         109            603            312
                                              --------       --------       --------
                                               378,909        389,370        150,312
Less amounts due within one year..........     149,800        165,057          5,261
                                              --------       --------       --------
Due after one year........................    $229,109       $224,313       $145,051
                                              ========       ========       ========

     Future aggregate maturities as of December 27, 1997 are as follows:

            FISCAL YEAR ENDING              (IN THOUSANDS)
            ------------------              ---------------
1998......................................     $165,057
1999......................................      134,313
2000......................................        5,000
2001......................................        5,000
2002......................................        5,000
Later years...............................       75,000
                                               --------
     Total................................     $389,370
                                               ========

     The 5.75% Convertible Subordinated Debentures ("Debentures") originally were convertible at any time prior to maturity, unless previously redeemed, into shares of common stock of the Company at a conversion rate of 12.5 shares per each $1,000 principal amount of debentures (equivalent to a conversion price of $80 per common share), subject to adjustment in certain events. Pursuant to the terms of the Indenture governing the Debentures, dated March 1, 1987, upon the closing of the acquisition by HEA under the Agreement and Plan of Merger, dated November 2, 1995, between HEA and the Company, Debenture holders were entitled to receive in lieu of shares of common stock of the Company the same consideration per share received by holders of common stock at the closing of the merger. A First Supplemental Indenture, dated January 11, 1996, provides that each $1,000 principal amount of Debentures may be convertible to 12.5 shares of common stock of the Company (equivalent to a conversion price of $80 per share), which is immediately converted into a cash payment of $167.50. Interest on the Debentures is payable on March 1 and September 1 of each year. The Debentures, at the option of the Company, are redeemable at 100.575% of principal amount as of March 30, 1996 and thereafter at prices adjusting to the principal amount on or after March 1, 1997, plus accrued interest. The Debentures are entitled to a sinking fund of $5.0 million principal amount of Debentures, payable annually beginning March 1, 1998, which is calculated to retire at least 70% of the Debentures prior to maturity. The Debentures are subordinated in right to payment to all senior indebtedness.

     On March 30, 1996, the Company entered into an accounts receivable securitization program with Citicorp Securities, Inc. Under this program the Company could sell its qualified trade accounts receivable up to $100.0 million on a non-recourse basis. The face amount of the eligible receivables are discounted based on the Corporate Receivables Corporation commercial paper rate, 5.85% as of December 27, 1997 plus commission and is subject to a 10% retention. As of December 27, 1997, $79.8 million of advances related to sales of accounts receivable were included in accrued and other liabilities. The Company's asset securitization program was subject to certain conditions, among which was a condition that all of HEI's long-term public senior debt securities achieve a specified rating. This condition was not met in February 1998, and the Company obtained waivers of this condition through April 8, 1998.

     The Company completed a new asset securitization program dated as of April 8, 1998 (the "New Program") arranged by Citicorp to replace the existing program. Under the New Program, the Company sells all of its trade accounts receivable through a special purpose vehicle with a purchase limit of $100.0 million on a non-recourse basis, subject to increase to $150.0 million, upon the fulfillment of the conditions subsequent described below. On April 8, 1998, the uncollected purchase price under the existing program, in the amount of approximately $100.0 million, was transferred to represent the purchased interest of Citicorp's Corporate Receivables Corporation ("CRC") under the New Program. Continuance of the New Program is subject to certain conditions, including a condition that all of the long-term public senior debt securities of HHI, an affiliated company, achieve a specified rating. In addition, the New Program remains subject to certain conditions subsequent related to obtaining appropriate waivers as may be necessary from lenders of the Company's credit facilities, or effecting a cure of any outstanding defaults under such credit facilities of the Company and obtaining a performance guarantee from HHI of the obligations of the Company under the New Program. The Company must satisfy these conditions subsequent within 30 days of receiving undertaking documents from Citicorp and presently believes that it will be able to successfully satisfy these conditions. This securitization program was replaced by a new program with Fleet Bank on July 31, 1998 (see Note 14 -- unaudited).

     On January 31, 1996 the Company signed a one year credit facility in the amount of $13.8 million to be used for capital equipment requirements at the Singapore facility, which was fully utilized as of December 27, 1997. This credit facility was guaranteed by HEI and all outstanding amounts of principal and accrued interest were paid in January 1998.

     On April 10, 1997, the Company obtained a $150.0 million intercompany line of credit from HEA. This line of credit allows for draw downs up to $150.0 million and interest is payable quarterly. As of December 27, 1997, $65.0 million was outstanding under this facility and on July 31, 1998, outstanding borrowings of $55.1 million were replaced with a subordinated note (see Note
14 -- unaudited).

     On August 29, 1996, the Company established two uncollateralized, revolving lines of credit totaling $215.0 million (the "Facilities") through Citibank, N.A. and syndicated among fifteen banks. In September 1996, the Facilities were increased $10.0 million to a total of $225.0 million. The Facilities are guaranteed by HEI and a total of $129.0 million of the Facilities is a three year committed Facility that is used primarily for general operating purposes and bears interest at a rate based on LIBOR plus 0.53%. A total of $96.0 million of the Facility is a 364-day committed facility, renewable annually at the option of the syndicate banks. On August 28, 1997, this Facility was amended and reduced to $31.0 million. The Facility is primarily for general operating purposes and bears interest at a rate based on LIBOR plus 0.53%. In August 1998, borrowings under both of the Facilities were paid off and the related agreements terminated (see Note 14 -- unaudited).

     The Company had credit facilities amounting to $50.8 million in the aggregate from three banks as of December 27, 1997. The facilities, which are guaranteed by HEI, are used primarily for general operating purposes. In January 1998, one $10.0 million facility was retired and all principal, owing has been paid. In August 1998, borrowings under both of these facilities were paid off and the related agreements terminated (see Note 14 -- unaudited).

     HEI was the guarantor of an aggregate $170.0 million outstanding under the Company's credit facilities as of December 27, 1997. HEI has various obligations as guarantor, including the satisfaction of certain financial covenants. Due to the economic conditions in the Republic of Korea and a significant recent devaluation of the Korean won versus the U.S. dollar, the Company received notice on April 9, 1998 from the administrative agent for the Facilities that HEI is not in compliance with certain financial covenants. Due to HEI's inability, as guarantor, to comply with such financial covenants, there is currently a technical default under the terms of the guaranty which constitutes a default under the Company's credit facilities guaranteed by HEI and due to certain cross-default provisions a default under a credit facility with $30 million outstanding as of December 27, 1997 not guaranteed by HEI. The Company had requested waivers of the non-compliance for the year ended December 27, 1997, and had obtained a commitment from an affiliated company to provide an equivalent long-term facility in the event the waivers were not successfully obtained. Consequently, the Company did not reclassify the debt outstanding under the credit facilities as a current liability. As of June 1, 1998, the Company obtained waivers for $160.0 million of $170.0 million of the debt which was in default and substituted HHI as the guarantor. In August 1998, borrowings under all facilities subject to guarantee by HHI were paid off and the related agreements terminated (see Note 14 -- unaudited).

8. COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its principal facilities and certain machinery and equipment under operating lease arrangements. The future minimum annual rental commitments as of December 27, 1997 are as follows:

           FISCAL YEAR ENDING              (IN THOUSANDS)
           ------------------              --------------
1998.....................................     $10,602
1999.....................................       8,401
2000.....................................       5,261
2001.....................................       4,610
2002.....................................       1,735
Later years..............................       8,556
                                              -------
     Total...............................     $39,165
                                              =======

     The above commitments extend through fiscal year 2016. Rental expense was approximately $12.0 million for the year ended March 30, 1996, $8.9 million for the nine months ended December 28, 1996 and $10.7 million for the year ended December 27, 1997.

LEGAL PROCEEDINGS

     The Company currently is involved in a dispute with StorMedia Incorporated ("StorMedia"), which arises out of an agreement among the Company, StorMedia and HEI which became effective on November 17, 1995 (the "StorMedia Agreement"). Pursuant to the StorMedia Agreement, StorMedia agreed to supply disk media to the Company. StorMedia's disk media did not meet the Company's specifications and functional requirements as required by the StorMedia Agreement and the Company ultimately terminated the StorMedia Agreement. After a class action securities lawsuit was filed against StorMedia by certain of its shareholders in September 1996 which alleged, in part, that StorMedia failed to perform under the StorMedia Agreement, StorMedia sued HEI, Mong Hun Chung (HEI's chairman), Dr. Chong Sup Park (HEA's President and the individual who signed the StorMedia Agreement on behalf of the Company) and K.S. Yoo (the individual who signed the StorMedia Agreement on behalf of HEI) (collectively the "Original Defendants") in the U.S. District Court for the Northern District of California (the "Federal Suit"). In the Federal Suit, StorMedia alleged that at the time HEI entered into the StorMedia Agreement, it knew that it would not and could not purchase the volume of products which it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million.

     In December 1996, the Company filed a complaint against StorMedia and William Almon (StorMedia's Chairman and Chief Executive Officer) in a Colorado state court seeking approximately $100 million in damages and alleging, among other claims, breach of contract, breach of implied warranty of fitness and fraud under the StorMedia Agreement (the "Colorado Suit"). This proceeding was stayed pending resolution of the Federal Suit. The Federal Suit was permanently dismissed early in February 1998. On February 24, 1998, StorMedia filed a new complaint in Santa Clara County Superior Court for the State of California for $206 million, alleging fraud and deceit against the Original

Defendants and negligent misrepresentation against HEI and the Company (the "California Suit").

     The Company believes that it has meritorious defenses against the claims alleged by StorMedia and intends to defend itself vigorously. However, due to the nature of the litigation and because the pending lawsuits are in the very early pre-trial stages, the Company cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. The litigation could result in significant diversion of time by the Company's technical personnel, as well as substantial expenditures for future legal fees. After consideration of the nature of the claims and facts relating to the litigation, including the results of preliminary discovery, the Company's management believes that the resolution of this matter will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not have a material adverse effect on the Company's business, financial position and results of operations.

     The Company has been notified of certain other claims, including claims of patent infringement. While the ultimate outcome of these claims and the claims described above is not determinable, the Company does not believe that resolution of these matters will have a material impact on the Company's business, financial condition or results of operations. No amounts related to any action or actions have been reserved in the accompanying financial statements.

9. RELATED PARTY TRANSACTIONS

     In January 1996, the Company became a wholly-owned subsidiary of HEA. Subsequently, trading of Maxtor common stock on the NASDAQ National Market was suspended. Currently, there is no public market for the Company's equity securities. The Company's 5.75% convertible subordinated Debentures, due March 1, 2012, remain publicly traded.

     HEI has guaranteed certain debts of the Company (Note 7) and has provided commitments of financial support necessary for the Company to continue operations on an ongoing basis.

     Revenue and related cost of revenue from affiliates consists principally of product sales to HEI.

     The cost of revenue includes certain component parts purchased from MMC Technology, Inc., an affiliated company, amounting to $13.2 million during the year ended December 31, 1997 and $95.0 million during the nine months ended September 26, 1998 (unaudited).

     HEA currently is an unconditional guarantor of the Company's Milpitas, California facilities lease. The aggregate monthly rent under the lease is currently $558,270 per month.

10. STOCKHOLDERS' DEFICIT

PREFERRED STOCK

     The Company has one class of $0.01 par value preferred stock with 95,000,000 shares authorized, designated as Series A Preferred Stock. Each share of preferred stock is convertible, at the option of the holder, to shares of the Company's common stock on a two for one basis, subject to adjustment under certain circumstances pursuant to anti-dilution provisions. The preferred stock automatically converts to common stock upon the earlier of the time the consent of at least a majority of the outstanding Series A Preferred Stock subject to such conversion is obtained, or the closing of the sale of the Corporation's securities pursuant to a firm commitment, underwritten public offering. The holders of preferred shares are entitled to one vote for each share of common stock into which the preferred stock is convertible.

     Holders of Series A Preferred Stock are entitled to dividends, when and as declared by the board of directors of the Company (the "Board"), at an annual rate of $0.40 per share. Dividends are noncumulative, and to date, no dividends have been declared or paid by the Company. The Series A Preferred Stock has a liquidation preference of $6.70 per share, plus any declared but unpaid dividends on such shares.

     In June 1996, the Company entered into an exchange agreement with HEA whereby HEA exchanged 300 shares of Common Stock for 58,208,955 shares of Series A Preferred Stock. On December 12, 1997 the Company entered into an exchange with HEA where HEA exchanged $200.0 million of debt for 29,850,746 shares of Series A Preferred Stock. As of December 27, 1997, 88,059,701 shares of Series A Preferred Stock and 7,563 shares of Common Stock, were issued and outstanding. As of December 27, 1997 all outstanding shares of Series A Preferred Stock were held by HEA and all outstanding Common Stock, issued pursuant to the Corporation 1996 Stock Option Plan, were held by three individuals. All outstanding preferred stock automatically converted to Common Stock upon closing of the Offering (see Note 14 -- unaudited).

     At the time of the acquisition by HEA, the Company canceled its employee stock purchase plan and stockholder rights plan.

STOCK OPTIONS

     Effective as of the acquisition by HEA, the Company's 1988, 1992, 1995 Stock Option Plans and the 1986 and 1996 Outside Directors Stock Option Plans were terminated and were subsequently replaced by the 1996 Stock Option Plan (the "Plan"). The Plan was approved by the Board in May 1996 and provides for a maximum of 5,136,084 shares to be reserved for grants. Options under the Plan expire ten years from the date of grant. On February 25, 1998, the Board approved an additional one million common shares for issuance under the Plan.

     The Plan generally provides for non-qualified stock options and incentive stock options to be granted to eligible employees, consultants, and directors of the Company (or any parent or subsidiary of the Company) at a price not less than 85% of the fair market value at the date of grant, as determined by the Board. The Board or an executive committee appointed by the Board also approves other terms such as number of shares granted and exercisability thereof. Any person who is not an employee may be granted only a non-qualified stock option. Options granted under the Plan generally vest over a four-year period with 25% vesting of the first anniversary date of the vest date and 6.25% each quarter thereafter. The vesting schedule for new participants begins February 1, 1996 or the participant's hire date, whichever is later.

     Until there is a "public market" for the Company's Common Stock, the Company has (i) the right to repurchase any vested shares at the greater of the exercise price or fair market value upon termination of service by the holder, and (ii) a 90-day right of first refusal whereby the Company may repurchase all shares held by the holder on the same terms and at the same price as offered by a third party (collectively, the "Repurchase Rights"). While the Company is privately-held, the holder must give the Company written notice prior to any proposed transfer.

     In the event that the Company has not completed an initial public offering ("IPO") within six months of the date it reaches an "IPO Trigger Date", the Company is required to purchase all the Common Stock acquired by participants under the Plan, if tendered, at fair market value (the "Pseudo-IPO Purchase"). The IPO Trigger Date is the date, on or before February 1, 2001, on which all of the following have occurred: (a) the Company has a positive net income for four consecutive quarters, (b) the fair market value of the Company as determined by an independent appraisal equals or exceeds $700.0 million, and (c) the Company receives the written opinion of a nationally recognized investment banking firm stating that the Company may undertake an underwritten IPO of its common stock.

     The Company amended and restated the Plan in February 1998 to remove the Pseudo-IPO Purchase, the Repurchase Rights and rights of first refusal, which had given rise to variable accounting, and offered and modified employee option agreements in the second quarter of 1998 for the majority of employees which had previously held variable options to achieve fixed-award accounting. To comply with variable plan accounting, the Company has recorded compensation expense related to the difference between the estimated fair market value of its stock and the stated exercise price of the Company's options. Compensation cost was reflected in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

     The following table summarizes option activity through September 26, 1998:

                                                              OPTIONS OUTSTANDING
                                                 ----------------------------------------------
                                      SHARES                  WEIGHTED AVERAGE
                                    AVAILABLE                  EXERCISE PRICE      AGGREGATE
                                    FOR GRANT      SHARES        PER SHARE           VALUE
                                    ----------   ----------   ----------------   --------------
                                                                                 (IN THOUSANDS)
Balance at March 25, 1995.........   1,590,256    3,076,483        $11.98           $ 36,833
Options granted...................    (970,274)     970,273          9.50              9,226
Options exercised.................          --     (567,403)         8.36             (4,745)
Options canceled..................     496,431     (496,431)        11.12             (5,519)
Plan shares expired...............     (75,943)          --            --                 --
Options canceled due to
  acquisitions....................  (1,040,470)  (2,982,922)        12.00            (35,795)
                                    ----------   ----------                         --------

                                                              OPTIONS OUTSTANDING
                                                 ----------------------------------------------
                                      SHARES                  WEIGHTED AVERAGE
                                    AVAILABLE                  EXERCISE PRICE      AGGREGATE
                                    FOR GRANT      SHARES        PER SHARE           VALUE
                                    ----------   ----------   ----------------   --------------
                                                                                 (IN THOUSANDS)
Balance at March 30, 1996.........          --           --            --                 --
Shares reserved...................   5,136,084           --            --                 --
Options granted...................  (4,661,099)   4,661,099          6.00             27,966
Option canceled...................   1,108,349   (1,108,349)         6.00             (6,650)
                                    ----------   ----------                         --------
Balance at December 28, 1996......   1,583,334    3,552,750          6.00             21,316
Options granted...................  (1,622,375)   1,622,375          6.00              9,735
Options exercised.................          --       (7,563)         6.00                (46)
Option canceled...................     759,645     (759,645)         6.00             (4,558)
                                    ----------   ----------                         --------
Balance at December 27, 1997......     720,604    4,407,917          6.00             26,447
Shares reserved (unaudited).......   8,662,097           --            --                 --
Options granted (unaudited).......  (2,786,192)   2,786,192          7.00             19,502
Options exercised (unaudited).....          --      (99,153)         6.00               (595)
Options cancelled (unaudited).....     721,190     (721,190)         7.99             (5,763)
                                    ----------   ----------                         --------
Balance at September 26, 1998
(unaudited).......................   7,317,699    6,373,766                         $ 39,591
                                    ==========   ==========                         ========

     There were no shares vested as of March 30, 1996 and December 28, 1996 and 1,229,081 shares vested as of December 27, 1997 at a weighted average exercise price of $6.00. There were 7,563 shares outstanding subject to repurchase as of December 27, 1997 and no shares outstanding subject to repurchase as of March 30, 1996 and December 28, 1996. As of September 26, 1998, options for 2,338,747 shares were vested and there were no shares outstanding subject to repurchase (unaudited).

     Under SFAS No. 123, the Company is required to calculate the pro forma fair market value of options granted and report the impact that would result from recording the compensation expense. Pro forma net loss for the nine months ended December 28, 1996 and the year ended December 27, 1997 is set forth in the table below. Comparable information for the year ended March 30, 1996 is not presented due to the termination of all formerly existing options pursuant to the January 1996 acquisition by HEA.

                                                             NINE MONTHS ENDED
                                                             DECEMBER 28, 1996
                                                          ------------------------
                                                          AS REPORTED    PRO FORMA
                                                          -----------    ---------
                                                               (IN THOUSANDS)
Net Loss................................................   $256,326      $257,488

                                                                 YEAR ENDED
                                                             DECEMBER 27, 1997
                                                          ------------------------
                                                          AS REPORTED    PRO FORMA
                                                          -----------    ---------
                                                               (IN THOUSANDS)
Net Loss................................................   $109,891      $111,613

     The pro forma net loss disclosures made above are not necessarily representative of the effects on pro forma net income (loss) for future years as options granted typically vest over several years and additional option grants are expected to be made in future years.

     Pro forma compensation expense resulting from stock options is to be based upon fair value at the date of grant. To calculate this fair value, the Company has elected to apply the Black-Scholes pricing model which is one of the currently accepted models recognized by SFAS 123.

     To compute the estimated grant date fair market value of the Company's stock option grants for 1996 and 1997, the following weighted-average assumptions were used:

                                               GROUP A   GROUP A   GROUP B   GROUP B
                                                1996      1997      1996      1997
                                               -------   -------   -------   -------
Risk-free interest rate......................  6.14%     5.69%     6.21%      6.02%
Weighted average expected life...............  4 years   4 years   5 years   5 years

     No dividend yield and price volatility are assumed because the Company's equity securities are not traded publicly.

     The weighted average expected life was calculated based on the vesting period and the exercise behavior of each subgroup. Group A represents higher paid participants who tend to exercise prior to the vesting period to take advantage of tax laws, and Group B represents all other participants. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated for each subgroup.

     The following table summarizes information for stock options outstanding at December 27, 1997:

              OPTIONS OUTSTANDING
-----------------------------------------------    OPTIONS EXERCISABLE
                          WEIGHTED                ----------------------
                           AVERAGE     WEIGHTED                 WEIGHTED
                          REMAINING    AVERAGE                  AVERAGE
EXERCISE     NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
 PRICE     OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
--------   -----------   -----------   --------   -----------   --------
 $6.00      4,407,917       8.81        $6.00      1,229,081     $6.00

11. INCOME TAXES

     The provision for income taxes consists of the following:

                                                         FISCAL PERIOD ENDED
                                              -----------------------------------------
                                              MARCH 30,    DECEMBER 28,    DECEMBER 27,
                                                1996           1996            1997
                                              ---------    ------------    ------------
                                                           (IN THOUSANDS)
Current:
  Foreign...................................   $2,526         $1,124          $1,035
Deferred:
  Foreign...................................      300           (300)             --
                                               ------         ------          ------
  Total.....................................   $2,826         $  824          $1,035
                                               ======         ======          ======

     The provision for income taxes differs from the amount computed by applying the U.S. statutory rate of 35% to the loss before income taxes for the twelve months ended March 30, 1996, the nine months ended December 28, 1996, and the twelve months ended December 27, 1997. The principal reasons for this difference are as follows:

                                                      FISCAL PERIOD ENDED
                                           -----------------------------------------
                                           MARCH 30,    DECEMBER 28,    DECEMBER 27,
                                             1996           1996            1997
                                           ---------    ------------    ------------
                                                        (IN THOUSANDS)
Tax benefit at U.S. statutory rate.......  $(41,982)      $(89,442)       $(38,100)
Tax savings from foreign operations......   (30,757)       (27,104)        (63,487)
Repatriated foreign earnings absorbed by
  current year losses....................    11,624             --              --
U.S. loss providing current tax
  benefit................................    27,325         52,722         100,748
Valuation of temporary differences.......    36,550         64,492           2,361
Other....................................        66            156            (487)
                                           --------       --------        --------
          Total..........................  $  2,826       $    824        $  1,035
                                           ========       ========        ========

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                      DECEMBER 28,    DECEMBER 27,
                                                          1996            1997
                                                      ------------    ------------
Deferred tax assets:
Inventory reserves and accruals.....................   $  16,211       $   8,975
Depreciation........................................       5,423           6,149
Sales related reserves..............................      10,836          11,006
Net operating loss carryforwards....................     152,519         218,718
Tax credit carryforwards............................      18,252          19,335
Capitalized research and development................      77,466         102,049
Notes receivable reserve............................       7,561           1,220
Other...............................................       2,496          10,965
                                                       ---------       ---------
          Total deferred tax assets.................     290,764         378,417
Valuation allowance for deferred tax assets.........    (251,464)       (289,832)
                                                       ---------       ---------
Net deferred tax assets.............................   $  39,300       $  88,585
                                                       =========       =========
Deferred tax liabilities:
Unremitted earnings of certain foreign entities.....   $  39,300       $  88,585
                                                       ---------       ---------
          Total deferred tax liabilities............   $  39,300       $  88,585
                                                       =========       =========

     Pre-tax income from foreign operations was approximately $95.9 million, $79.0 million and $86.0 million for the twelve months ended March 30, 1996, nine months ended December 28, 1996 and twelve months ended December 27, 1997, respectively. Subject to its continued compliance with certain legal requirements, the Company currently enjoys a tax holiday for its operations in Singapore that has been extended until June 30, 2003.

     During the year ended December 27, 1997, the valuation allowance for deferred tax assets increased by $38.4 million.

     At December 27, 1997, for federal income tax purposes, the Company had net operating loss carryforwards of $616.7 million and tax credit carryforwards of approximately $18.8 million which will expire beginning in fiscal year 1999. Certain changes in stock ownership can result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. The Company determined it had undergone such an ownership change. Consequently, utilization of approximately $253.0 million of net operating loss carryforwards and the deduction equivalent of approximately $18.3 million of tax credit carryforwards will be limited to approximately $22.4 million per year.

     The acquisition of the Company by HEA resulted in the Company becoming part of the HEA consolidated group for federal income tax purposes during January 1996. As a member of the HEA consolidated group, the Company is subject to a tax allocation agreement. For financial reporting purposes, however, Company's tax loss has been computed on a separate tax return basis, and, as such, Company has not recorded any tax benefit in its financial statements for the amount of the net operating loss included in the HEA consolidated income tax return.

12. NET INCOME (LOSS) PER SHARE:

     In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net (loss) per share calculations is provided as follows (in thousands, except share and per share amounts):

                                                  NINE MONTHS                      NINE MONTHS     NINE MONTHS
                                 YEAR ENDED          ENDED          YEAR ENDED        ENDED           ENDED
                                  MARCH 30,      DECEMBER 28,      DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                    1996             1996              1997           1997            1998
                                 -----------   -----------------   ------------   -------------   -------------
                                                                                   (UNAUDITED)     (UNAUDITED)
NUMERATOR -- BASIC AND DILUTED
Net income (loss)..............  $ (122,765)       $(256,326)      $  (109,891)    $ (132,957)     $     1,175
                                 ===========       =========       ===========     ==========      ===========
Net income (loss) available to
  common stockholders..........  $ (122,765)       $(256,326)      $  (109,891)    $ (132,957)     $     1,175
                                 ===========       =========       ===========     ==========      ===========
DENOMINATOR
Basic weighted average common
  shares outstanding...........  20,677,000               --             1,891             --       19,991,259
EFFECT OF DILUTIVE SECURITIES
  -- Common stock options......          --               --                --             --          731,324
  -- Convertible preferred
    stocks.....................          --               --                --             --       34,768,959
                                 -----------       ---------       -----------     ----------      -----------
Diluted weighted average common
  shares.......................  20,677,000               --             1,891             --       55,491,542
                                 ===========       =========       ===========     ==========      ===========
Basic net income (loss) per
  share (see Note 1)...........  $    (5.94)       $      --       $(58,112.64)    $       --      $      0.06
                                 ===========       =========       ===========     ==========      ===========
Diluted net income (loss) per
  share........................  $    (5.94)       $      --       $(58,112.64)    $       --      $      0.02
                                 ===========       =========       ===========     ==========      ===========

     The following securities and contingently issuable shares are excluded in the calculation of diluted shares outstanding as their effects would be antidilutive:

                                               NINE MONTHS                    NINE MONTHS     NINE MONTHS
                                  YEAR ENDED      ENDED        YEAR ENDED        ENDED           ENDED
                                  MARCH 30,    DECEMBER 28,   DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                     1996          1996           1997           1997            1998
                                  ----------   ------------   ------------   -------------   -------------
                                                                              (UNAUDITED)     (UNAUDITED)
Stock options...................         --      3,552,000      4,408,000      4,116,000              --
Convertible preferred stock.....         --     29,104,000     44,030,000     44,030,000              --

     Pro forma net income (loss) per share information reflecting the 44,029,850 shares of convertible preferred stock as if converted on issuance is presented as follows:

                                                 NINE MONTHS                    NINE MONTHS     NINE MONTHS
                                    YEAR ENDED      ENDED        YEAR ENDED        ENDED           ENDED
                                    MARCH 30,    DECEMBER 28,   DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                       1996          1996           1997           1997            1998
                                    ----------   ------------   ------------   -------------   -------------
                                                                                (UNAUDITED)     (UNAUDITED)
NUMERATOR -- BASIC AND DILUTED
Net income (loss).................  $(122,765)   $  (256,326)   $  (109,891)    $  (132,957)    $     1,175
                                    =========    ===========    ===========     ===========     ===========
Net income (loss) available to
  common stockholders.............  $(122,765)   $  (256,326)   $  (109,891)    $  (132,957)    $     1,175
                                    =========    ===========    ===========     ===========     ===========
DENOMINATOR -- PRO FORMA
Pro forma basic weighted average
  common shares Outstanding.......         --     14,552,000     30,350,000      44,029,850      54,760,218
Effect of dilutive common stock
  options.........................         --             --             --              --         731,324
                                    ---------    -----------    -----------     -----------     -----------
Pro forma diluted weighted average
  common shares...................         --     14,552,000     30,350,000      44,029,850      55,491,542
                                    =========    ===========    ===========     ===========     ===========
Pro forma basic net income (loss)
  per share.......................  $      --    $    (17.62)   $     (3.62)    $     (3.02)    $      0.02
                                    =========    ===========    ===========     ===========     ===========
Pro forma diluted net income
  (loss) per share................  $      --    $    (17.62)   $     (3.62)    $     (3.02)    $      0.02
                                    =========    ===========    ===========     ===========     ===========

13. EMPLOYEE BENEFIT PLAN:

     The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan") that is intended to qualify as a tax-qualified plan under the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutory limit). Under the 401(k) Plan, the Company may make discretionary contributions. The Company's contributions to the 401(k) Plan for the fiscal periods ended March 30, 1996 and December 28, 1996 and December 27, 1997 were $600,000, $1.2 million, and $1.6 million, respectively. All amounts contributed by participants and earnings on such contributions are fully vested at all times.

14. SUBSEQUENT EVENTS (UNAUDITED):

1998 RESTRICTED STOCK PLAN

     On May 29, 1998, the Company adopted the 1998 Restricted Stock Plan which provides for awards of shares of common stock to employees. Restricted stock awarded under this plan vests three years from the date of grant and is subject to forfeiture in the event of termination of employment with the Company. The Company has granted 390,000 shares of common stock under this plan.

STOCK OPTION REPRICING

     On July 30, 1998 the Company reduced the exercise price of options to purchase 437,763 shares. The exercise price of such options originally ranged from $8.00 to $9.50 per share and were reduced to $7.00 per share.

SHORT-TERM BORROWINGS FROM PARENT

     On July 31, 1998, the Company replaced its short-term borrowings from HEA of $55.0 million with a three year subordinated note due July 31, 2001. This note bears interest at six month LIBOR plus 2.0% which is payable semi-annually. As of September 26, 1998, $55.0 million was outstanding on this note.

SECURITIZATION

     On July 31, 1998, the Company entered into a three year agreement with Fleet Bank for a $200.0 million asset securitization program. This program replaces the previous Citicorp program which was terminated on July 31, 1998 and, unlike the Citicorp program, it does not require any support from HEA or any of HEA's affiliates. Under the Fleet program, the Company sells all of its eligible trade accounts receivable on a non-recourse basis through a special purpose vehicle. The Company has arranged for a $204.0 million back-up liquidity facility to support the program. As of September 26, 1998, $125.0 million of accounts receivable was securitized under the program.

INITIAL PUBLIC OFFERING

     In the third quarter of 1998, the Company completed the issuance of 49,731,225 shares of its common stock in an initial public offering. The Company received approximately $329.4 million, net of issuance costs and underwriters' commissions. Approximately $200.0 million of the proceeds have been used for repayment of certain outstanding indebtedness under credit facilities due to various banks (see Note 7). Upon closing of the July 1998 public offering, all outstanding shares of the Series A Preferred Stock converted into 44,029,850 shares of common stock. As a result of the July 1998 public offering, the Company ceased to be a majority-owned subsidiary of HEI and therefore no longer subject to HEI's commitment of financial support.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Maxtor Corporation:

     We have audited the consolidated financial statements of Maxtor Corporation (a subsidiary of Hyundai Electronics America) listed in the index on page F-1 of this Form S-3 as of December 28, 1996 and December 27, 1997, and for the nine month period ended December 28, 1996 and the year ended December 27, 1997. We have also audited the financial statement schedule listed in Item 16(b) of this Form S-3. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxtor Corporation as of December 28, 1996 and December 27, 1997, and the consolidated results of its operations and its cash flows for the nine month period ended December 28, 1996 and the year ended December 27, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     As discussed in Note 1 to the financial statements, the Company's ultimate parent, Hyundai Electronics Industries, Co., Ltd., (HEI) is located in the Republic of Korea. The Republic of Korea has recently experienced volatility in its currency and interest rates which have affected the operations of most Korean companies, including HEI. HEI has provided certain financial support to the Company in the past and is a guarantor of the Company's debt.

                                              /s/ PricewaterhouseCoopers LLP

San Jose, California
February 3, 1998, except for
Notes 7 and 10 for which
the date is April 9, 1998,
the ninth paragraph of
Note 1 and the tenth paragraph
of Note 7, for which
date is June 3, 1998, and
the second paragraph of Note 1,
for which the date is July 24, 1998

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Maxtor Corporation:

     We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows of Maxtor Corporation (a wholly-owned subsidiary of Hyundai Electronics America) for the year ended March 30, 1996. Our audit also included the financial statement schedule for the year ended March 30, 1996 listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Maxtor Corporation for the year ended March 30, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended March 30, 1996, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ Ernst & Young LLP

San Jose, California
April 25, 1996
except for the second paragraph of
Note 1 as to which this date is July 24, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  SHARES

                               MAXTOR CORPORATION

                                  COMMON STOCK

                                      LOGO

                                  ------------

                                   PROSPECTUS

                                           , 1999

                                  ------------

                              SALOMON SMITH BARNEY
                               HAMBRECHT & QUIST
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                     NATIONSBANC MONTGOMERY SECURITIES LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 21, 1998

PROSPECTUS
                                                  SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

     This prospectus accompanies a separate prospectus of DECS Trust IV covering the sale of DECS. DECS Trust IV may distribute an additional shares of Maxtor common stock owned by Hyundai Electronics America cover rights to purchase additional DECS granted to the underwriters of the DECS offering. This prospectus covers the distribution by DECS Trust IV of up to shares of Maxtor common stock owned by Hyundai Electronics America. The terms of the DECS provide that DECS Trust IV may distribute the
Maxtor common stock to DECS holders on or about              , 2002, or earlier
in certain circumstances, if DECS Trust IV is liquidated.

     Maxtor will not receive any of the proceeds from the sale of DECS or the delivery of the Maxtor common stock under this prospectus.

     Maxtor is not responsible for any information included in or omitted from the prospectus used by DECS Trust IV to sell the DECS. The prospectus used to sell the DECS is not part of this prospectus and is not incorporated by reference into this prospectus.

     In a separate but concurrent public offering of common stock by Maxtor,
Maxtor is selling                shares of newly-issued common stock and Hyundai
Electronics America is selling                shares of common stock of Maxtor.
Maxtor will not receive any proceeds from the shares of common stock sold by Hyundai Electronics America.

     Maxtor's common stock is traded on the Nasdaq National Market under the
symbol "MXTR." On             , 1998, the last reported sale price for our
common stock on the Nasdaq National Market was $       per share.
                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           -------------------------

             , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Relationship Between Maxtor and Hyundai.....................   20
Where You Can Find More Information.........................   24
Price Range of Our Common Stock.............................   25
Dividend Policy.............................................   25
Capitalization..............................................   26
Dilution....................................................   27
Selected Consolidated Financial Data........................   28
Management's Discussion and Analysis of Financial Condition
  and
  Results of Operations.....................................   29
Business....................................................   41
Management..................................................   54
Certain Transactions........................................   58
Selling Stockholder.........................................   61
Underwriting................................................   62
Legal Matters...............................................   64
Experts.....................................................   64
Glossary....................................................   65
Index to Consolidated Financial Statements..................  F-1

                               THE DECS OFFERING

     DECS Trust IV is offering for sale                DECS under the DECS
prospectus, plus up to an additional                DECS solely to cover
over-allotments. On or about                , 2002, or upon earlier liquidation
of DECS Trust IV in certain circumstances, DECS Trust IV will distribute Maxtor common stock (or, at Hyundai Electronics America's option, the cash equivalent) and/or such other consideration as is delivered by Hyundai Electronics America to the Trust. This prospectus covers the delivery by DECS Trust IV under the
DECS of up to                shares of Maxtor common stock that may be delivered
by Hyundai Electronics America, plus up to an additional                shares
of Maxtor common stock that may be delivered by Hyundai Electronics America to cover (1) the underwriters' right to purchase additional DECS and (2) DECS purchased by Salmon Smith Barney Inc. in connection with the organization of the DECS Trust IV.

                               THE STOCK OFFERING

     Maxtor and Hyundai Electronics America, a major holder of Maxtor common
stock, also are offering for sale in a separate offering                shares
of Maxtor common stock. Maxtor and Hyundai Electronics America are offering up
to an additional                shares solely to cover over-allotments.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and DECS Trust IV has agreed to sell to such underwriter, the number of DECS set forth opposite the name of such underwriter.

                                                        NUMBER
                        NAME                           OF DECS
                        ----                           --------

                                                       --------
Total................................................
                                                       ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the DECS included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the DECS (other than those covered by the over-allotment option described below) if they purchase any of the DECS.

     The underwriters, for whom                      are acting as
representatives, propose to offer some of the DECS directly to the public at the public offering price set forth on the cover page of the DECS prospectus and some of the DECS to certain dealers at the public offering price less a
concession not in excess of $     per DECS. The underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per DECS on sales to
certain other dealers. After the initial offering of the DECS to the public, the public offering price and such concessions may be changed by the representatives.

     DECS Trust IV has granted to the underwriters an option, exercisable for 30
days from the date of this prospectus, to purchase up to      additional DECS at
the same price per DECS as the initial DECS purchased by the underwriters. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the DECS offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional DECS approximately proportionate to such underwriter's initial purchase commitment. In addition,
                     purchased      DECS in connection with the organization of
DECS Trust IV.

     Maxtor, Hyundai Electronics America and certain other stockholders of
Maxtor have agreed that, for a period of   days from the date of this
prospectus, they will not, without the prior written consent of
                     , offer, sell, contract to sell, or otherwise dispose of, any shares of common stock of Maxtor or any securities convertible into, or
exercisable or exchangeable for, common stock.                      in its sole
discretion may release any of the securities subject to these lock-up agreements at any time without notice. However, this agreement will not restrict the ability of Maxtor and Hyundai Electronics America to take any of the actions listed above in connection with the offering by DECS Trust IV of the DECS or any delivery of shares of Maxtor common stock pursuant to the terms of the DECS.

     The DECS will be a new issue of securities with no established trading market. DECS Trust IV has applied to list the DECS on the Nasdaq National Market
under the symbol "       ". The underwriters intend to make a market in the
DECS, subject to
applicable laws and regulations. However, the underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     Pursuant to the Contract, DECS Trust IV has agreed, subject to the terms and conditions set forth therein, to purchase from Hyundai Electronics America an aggregate number of shares of Maxtor common stock equal to the aggregate number of DECS to be purchased by the underwriters from DECS Trust IV pursuant to the underwriting agreement (including any DECS to be purchased by the underwriters upon exercise of the over-allotment option plus the number of DECS purchased by the underwriters in connection with the organization of the Trust). Pursuant to the terms of the Contract, Hyundai Electronics America will be obligated to deliver to DECS Trust IV at the Delivery Date of the DECS a number of shares of common stock (or, at Hyundai Electronics America's option, the cash equivalent) and/or such other consideration as permitted or required by the terms of the Contract, that are expected to have the same value as the shares of Maxtor common stock delivered pursuant to the DECS. The closing of the offering of the DECS is conditioned upon execution of the Contract by Hyundai Electronics America and DECS Trust IV. For further information, see the DECS prospectus.

     In connection with the DECS offering and the stock offering,
               , on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of DECS or Maxtor common stock in excess of the number of DECS to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the DECS or the Maxtor common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of DECS or common stock made for the purpose of preventing or retarding a decline in the market price of the DECS or common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate
member when                , in covering syndicate short positions or making
stabilizing purchases, repurchases DECS or common stock originally sold by that syndicate member. These activities may cause the price of DECS or common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the DECS or common stock on the Nasdaq National Market, prior to the pricing and completion of the DECS offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Maxtor and Hyundai Electronics America, a majority holder of Maxtor's common stock, have entered into a separate underwriting agreement for the offer
and sale of                shares of common stock, plus up to an additional
               shares of common stock solely to cover over-allotments. The closings of the DECS offering and the stock offering are not conditioned upon each other.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged in and may in the future engage in commercial and investment banking transactions with Maxtor and its affiliates.

     The representatives have performed certain investment banking and advisory services for Maxtor from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for Maxtor in the ordinary course of their business.

     Maxtor and Hyundai Electronics America have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  SHARES

                               MAXTOR CORPORATION

                                  COMMON STOCK

                                      LOGO

                                  ------------

                                   PROSPECTUS

                                           , 1999

                                  ------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
Registration fee............................................  $125,100
NASD filing fee.............................................    45,500
Nasdaq National Market application fee......................         *
Blue sky qualification fees and expenses....................         *
Printing and engraving expenses.............................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Transfer agent and registrar fees...........................         *
Miscellaneous expenses......................................         *
                                                              --------
          Total.............................................  $      *
                                                              ========

-------------------------
* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Pursuant to the provisions of the Delaware General Corporation Law, the Registrant has adopted provisions in its Amended and Restated Certificate of Incorporation which provide that members of its board of directors shall not be personally liable for monetary damages to the Registrant or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of:
(i) a breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Amended and Restated Certificate of Incorporation also authorizes the Registrant to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Registrant has and intends to continue to enter into separate indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Registrant, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

     These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The underwriting agreements filed as Exhibits 1.1 and 1.2 to this Registration Statement provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
 1.1       Form of Underwriting Agreement.+
 4.1(14)   Stockholder Agreement dated June 25, 1998.
 5.1       Opinion of Gray Cary Ware & Freidenrich LLP.+
10.1(14)   Form of Indemnification Agreement between Registrant and
           Registrant's directors and officers.
10.2(14)   Indenture dated as of March 1, 1987 between Registrant and
           Security Pacific National Bank, as Trustee.
10.3(2)    Lease Agreement for Premises Located at 1821 Lefthand
           Circle, Suite D, between Registrant and Pratt Land Limited
           Liability Company, dated October 19, 1994.
10.4(2)    Lease Agreement for Premises Located at 1841 Lefthand Circle
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.5(2)    Lease Agreement for Premises Located at 1851 Lefthand Circle
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.6(2)    Lease Agreement for Premises Located at 2121 Miller Drive
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.7(2)    Lease Agreement for Premises Located at 2190 Miller Drive
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.8(3)    Lease Agreement by and between 345 Partnership and
           Registrant, dated February 24, 1995.
10.9(3)    Lease Agreement for Premises Located at 1900 Pike Road,
           Suite A Longmont, CO, between Registrant as Tenant and Pratt
           Land Limited Liability Company as Landlord, dated February
           24, 1995.
10.10(3)   Lease Agreement for Premises Located at 2040 Miller Drive
           Suite A, B, & C between Registrant as Tenant and Pratt Land
           Limited Liability Company as Landlord, dated February 24,
           1995.
10.11(3)   Manufacturing and Purchase Agreement by and Between
           Registrant and Hyundai Electronics Industries Co., Ltd.,
           dated April 27, 1995.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.12(3)   Lease Agreement for Premises Located at 2040 Miller Drive,
           Suites D, E, & F, Longmont, CO, between Registrant as Tenant and Pratt Management Company, LLC as Landlord.
10.13(5)   Credit Agreement among Registrant and The Initial Lenders
           and the Issuing Bank and Citibank, N.A., dated August 31,
           1995.
10.14(5)   The Guaranty and Recourse Agreement among Registrant and
           Hyundai Electronics Industries Co., Ltd., dated August 31,
           1995.
10.15(5)   Amendment to the Financing Agreement among Registrant and
           the CIT Group/Business Credit, Inc., dated October 17, 1995.
10.16(6)   First Supplemental Indenture, dated as of January 11, 1996, between Registrant and State Street Bank and Trust Company.
10.17(6)   Credit Agreement, dated as of December 29, 1995 between
           Registrant and Hyundai Electronics America.
10.18(12)  Maxtor Corporation 1996 Stock Option Plan.**
10.19(12)  Intercompany Loan Agreement, dated as of April 10, 1996, between Registrant and Hyundai Electronics America.
10.20(12)  Receivables Purchase and Sale Agreement, dated as of March
           30, 1996, among Registrant and Corporate Receivables
           Corporation and Citicorp North America, Incorporated.
10.21(7)   Recapitalization Agreement among the Registrant,
           International Manufacturing Services, Incorporated and
           certain investors, dated as of May 21, 1996.
10.22(7)   Redemption Agreement between Registrant and International
           Manufacturing Services, Incorporated, dated as of May 21,
           1996.
10.23(7)   Manufacturing Services Agreement between Registrant and
           International Manufacturing Services, Incorporated, dated
           June 13, 1996.*
10.24(8)   Credit Facility, dated as of July 31, 1996, between
           Registrant and Hyundai Electronics America.
10.25(9)   Exchange Agreement effective June 18, 1996, between Maxtor
           Corporation and Hyundai Electronics America.
10.26(10)  364-Day Credit Agreement, dated August 29, 1996, among
           Registrant, Citibank, N.A., and Syndicate Banks.
10.27(10)  Credit Agreement, dated August 29, 1996, among Registrant,
           Citibank, N.A., and Syndicate Banks.
10.28(11)  Employment Agreement between Michael R. Cannon and
           Registrant, dated June 17, 1996.**
10.29(11)  Employment Agreement between Paul J. Tufano and Registrant, dated July 12, 1996.**
10.30(11)  Employment Agreement between William Roach and Registrant, dated December 13, 1996.**
10.31(12)  Intercompany Loan Agreement, dated as of April 10, 1997, between Registrant and Hyundai Electronics America.
10.32(14)  364-Day Credit Agreement dated as of October 31, 1997 between Registrant and Nomura Bank International.
10.33(13)  Debt Payment and Stock Purchase Agreement, dated as of
           December 12, 1997, between Registrant and Hyundai
           Electronics America.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.34(13)  Amendment to August 29, 1996 364-Day Credit Agreement, dated
           August 27, 1997, among Registrant, Citibank, N.A. and
           Syndicate Banks.
10.35(14)  Employment Agreement between Philip Duncan and Registrant dated July 15, 1996.**
10.36(14)  Receivables Purchase and Sale Agreement dated as of April 8,
           1998, among Maxtor Receivables Corporation, Registrant,
           Corporate Receivables Corporation, Citicorp North America
           and Bankers Trust Company.
10.37(14)  Intercompany Loan Agreement dated as of April 10, 1998, between Hyundai Electronics America and Registrant.
10.38(14)  Credit Agreement between Bank of America and Registrant dated December 26, 1996.
10.39(14)  Employment Agreement between K.H. Teh and Registrant, dated
           March 23, 1997.**
10.40(14)  Lease Agreement between Milpitas Oak Creek Delaware, Inc.
           and Registrant dated as of February 23, 1998.
10.41(14)  Business Agreement dated as of April 30, 1998, between
           Registrant and Texas Instruments Incorporated.*
10.42(14)  Volume Purchase Agreement dated as of January 1, 1998, between Registrant and Lucent Technologies, Inc.*
10.43(14)  Land Lease between Housing Development Board and Maxtor
           Singapore Limited dated as of March 28, 1991.
10.44(14)  R/3 Software End-User Value License Agreement between SAP
           Korea Ltd. and Hyundai Information Technology Co. Ltd. dated as of June 30, 1996.
10.45(14)  Sublicense Agreement between Hyundai Electronics Industries
           Co., Ltd., and Maxtor Corporation dated as of January 1,
           1996.
10.46(14)  Tax Allocation Agreement dated as of July 21, 1995 among
           Hyundai Electronics America, registrant and certain other
           subsidiaries.
10.47(4)   Agreement and Plan of Merger dated November 2, 1995 between
           Registrant, Hyundai Electronics America and Hyundai
           Acquisition, Inc.
10.48(14)  Tax Indemnification Agreement and Amendment to Tax
           Allocation Agreement dated June 26, 1998.
10.49(14)  Indemnity Agreement between Hyundai Electronics Industries
           Co., Ltd. and Registrant dated June 25, 1998.
10.50(14)  License Agreement between Registrant and Hyundai Electronics
           Industries Co., Ltd. dated June 25, 1998.
10.51(1)   Stock Purchase Agreement between Registrant and Hyundai
           Electronics Industries Co., Ltd., Hyundai Heavy Industries
           Co., Ltd., Hyundai Corporation, and Hyundai Merchant Marine
           Co., Ltd., dated September 10, 1993.
10.52(15)  Supply Agreement between Registrant and MMC Technology dated
           August 18, 1998.*
10.53(14)  1998 Restricted Stock Plan.**
10.54(14)  Form of Restricted Stock Grant Agreement.**
10.55(14)  Second Amended and Restated 1996 Stock Option Plan.**
10.56(14)  Chief Executive Officer Retention Agreement dated as of May
           29, 1998 between Registrant and Michael Cannon.**

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.57(14)  Retention Agreement dated as of May 29, 1998 between
           Registrant and Paul Tufano.**
10.58(14)  Form of Retention Agreement between Registrant and Executive
           Officers.**
10.59(14)  Letter Agreement between Victor B. Jipson and Registrant dated as of June 12, 1998.**
10.60(14)  Loan Agreement among Registrant, Banque Paribas and Hyundai
           Electronics Industries Co., Ltd. as guarantor dated as of
           September 1996.
10.61(14)  Loan Agreement among Registrant, Banque Nationale de Paris and Hyundai Electronics Industries Co., Ltd. as guarantor
           dated as of December 20, 1996.
10.62(14)  Letter Agreement setting forth terms and conditions of Loan
           Agreement between Registrant and the Bank of New York dated as of December 27, 1997.
10.63(14)  Waiver and Amendment dated as of May 22, 1998 to 364-Day
           Credit Agreement dated as of August 29, 1996 among
           Registrant, certain lenders and Citibank, N.A.
10.64(14)  Waiver and Amendment dated as of May 22, 1998 to 364-Day
           Credit Agreement dated as of October 31, 1997 between
           Registrant and Nomura Bank International plc.
10.65(14)  Waiver and Amendment dated as of May 22, 1998 to Three-Year
           Credit Agreement dated as of August 29, 1996 among
           Registrant, certain lenders and Citibank, N.A.
10.66(15)  Purchase and Sale Agreement between Registrant and Maxtor
           Receivables Corporation dated as of July 31, 1998.
10.67(15)  Receivables Purchase Agreement Among Maxtor Receivables
           Corporation, The Registrant, BlueKeel Funding LLC and Fleet
           National Bank.
10.68      Letter Agreement between Registrant and MMC Technology dated
           May 18, 1998.
10.69      Mutual Release and Termination Agreement by and among
           Hyundai Electronics America, Axil Computers, Inc., Image
           Quest Technologies, Inc., Registrant, Odeum Microsystems,
           TV/COM International, Inc. dated November 1998.+
10.70      Letter Agreement between Hyundai Electronics America and
           Registrant.+
23.1       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants.
23.2       Consent of Ernst & Young LLP, Independent Auditors.
23.3       Consent of Gray Cary Ware & Freidenrich LLP (included in
           Exhibit 5.1).
24.1       Power of Attorney (included on signature page).
27.1       Financial Data Schedule (EDGAR filed version only).

-------------------------
  * This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

 **  Management contract, or compensatory plan or arrangement.

  +  To be filed by amendment.

 (1) Incorporated by reference to exhibits to Annual Report on Form 10-K effective May 27, 1993.

 (2) Incorporated by reference to exhibits of Form 10-Q filed February 7, 1995.

 (3) Incorporated by reference to exhibits to Annual Report on Form 10-K effective June 23, 1995.

 (4) Incorporated by reference to exhibit III of Schedule 14D-9 filed November 9, 1995.

 (5) Incorporated by reference to exhibits of Form 10-Q filed November 14, 1996.

 (6) Incorporated by reference to exhibits of Form 10-Q filed February 14, 1996.

 (7) Incorporated by reference to exhibits of Form 8-K filed June 28, 1996.

 (8) Incorporated by reference to exhibits of Form 10-K filed July 1, 1996.

 (9) Incorporated by reference to exhibits of Form 10-Q filed August 13, 1996.

(10) Incorporated by reference to exhibits of Form 8-K filed September 13, 1996.

(11) Incorporated by reference to exhibits of Form 10-K filed March 26, 1997.

(12) Incorporated by reference to exhibits of Form 10-Q filed May 12, 1997.

(13) Incorporated by reference to exhibits of Form 10-K filed April 10, 1998.

(14) Incorporated by reference to exhibits of Form S-1 filed July 30, 1998.

(15) Incorporated by reference to exhibits of Form 10-Q filed November 10, 1998.

     (b) FINANCIAL STATEMENT SCHEDULES

     The following consolidated financial statement schedule of Maxtor is filed as part of this Registration Statement and should be read in conjunction with the consolidated financial statements of Maxtor.

SCHEDULE II

Valuation and Qualifying Accounts -- Allowance for Doubtful
  Accounts..................................................  S-1

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     - For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     - For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, County of Santa Clara, State of California, on the 18th day of December 1998.

                                          MAXTOR CORPORATION

                                          By: /s/ MICHAEL R. CANNON
                                             -----------------------------------
                                              Michael R. Cannon
                                              President and Chief Executive
                                              Officer
                                              (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Chong Sup Park and Michael R. Cannon, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                             TITLE                 DATE
                  ---------                             -----                 ----

           /s/ DR. CHONG SUP PARK               Chairman of the Board   December 18, 1998
---------------------------------------------
             Dr. Chong Sup Park

            /s/ MICHAEL R. CANNON                 President, Chief      December 18, 1998
---------------------------------------------   Executive Officer and
              Michael R. Cannon                       Director

             /s/ PAUL J. TUFANO                Senior Vice President,   December 18, 1998
---------------------------------------------      Finance, Chief
               Paul J. Tufano                   Financial Officer and
                                                Principal Accounting
                                                       Officer

                  SIGNATURE                             TITLE                 DATE
                  ---------                             -----                 ----
             /s/ CHANG SEE CHUNG                      Director          December 18, 1998
---------------------------------------------
               Chang See Chung

              /s/ CHARLES HILL                        Director          December 18, 1998
---------------------------------------------
                Charles Hill

            /s/ CHARLES F. CHRIST                     Director          December 18, 1998
---------------------------------------------
              Charles F. Christ

                /s/ Y.H. KIM                          Director          December 18, 1998
---------------------------------------------
                  Y.H. Kim

             /s/ PHILIP S. PAUL                       Director          December 18, 1998
---------------------------------------------
               Philip S. Paul

               /s/ THOMAS CHUN                        Director          December 18, 1998
---------------------------------------------
                 Thomas Chun

                               MAXTOR CORPORATION

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                 (IN THOUSANDS)

                                             ADDITIONS CHARGED
                           BALANCE AT             TO COST          DEDUCTIONS/      BALANCE AT
    PERIOD ENDED       BEGINNING OF PERIOD     AND EXPENSES      (RECOVERIES(1))   END OF PERIOD
    ------------       -------------------   -----------------   ---------------   -------------
March 30, 1996.......        $3,850               $1,232             $ (114)          $5,196
December 28, 1996....        $5,196               $1,355             $1,296           $5,255
December 27, 1997....        $5,255               $1,000             $2,682           $3,573

-------------------------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
 1.1       Form of Underwriting Agreement.+
 4.1(14)   Stockholder Agreement dated June 25, 1998.
 5.1       Opinion of Gray Cary Ware & Freidenrich LLP.+
10.1(14)   Form of Indemnification Agreement between Registrant and
           Registrant's directors and officers.
10.2(14)   Indenture dated as of March 1, 1987 between Registrant and
           Security Pacific National Bank, as Trustee.
10.3(2)    Lease Agreement for Premises Located at 1821 Lefthand
           Circle, Suite D, between Registrant and Pratt Land Limited
           Liability Company, dated October 19, 1994.
10.4(2)    Lease Agreement for Premises Located at 1841 Lefthand Circle
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.5(2)    Lease Agreement for Premises Located at 1851 Lefthand Circle
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.6(2)    Lease Agreement for Premises Located at 2121 Miller Drive
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.7(2)    Lease Agreement for Premises Located at 2190 Miller Drive
           between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
10.8(3)    Lease Agreement by and between 345 Partnership and
           Registrant, dated February 24, 1995.
10.9(3)    Lease Agreement for Premises Located at 1900 Pike Road,
           Suite A Longmont, CO, between Registrant as Tenant and Pratt
           Land Limited Liability Company as Landlord, dated February
           24, 1995.
10.10(3)   Lease Agreement for Premises Located at 2040 Miller Drive
           Suite A, B, & C between Registrant as Tenant and Pratt Land
           Limited Liability Company as Landlord, dated February 24,
           1995.
10.11(3)   Manufacturing and Purchase Agreement by and Between
           Registrant and Hyundai Electronics Industries Co., Ltd.,
           dated April 27, 1995.
10.12(3)   Lease Agreement for Premises Located at 2040 Miller Drive,
           Suites D, E, & F, Longmont, CO, between Registrant as Tenant and Pratt Management Company, LLC as Landlord.
10.13(5)   Credit Agreement among Registrant and The Initial Lenders
           and the Issuing Bank and Citibank, N.A., dated August 31,
           1995.
10.14(5)   The Guaranty and Recourse Agreement among Registrant and
           Hyundai Electronics Industries Co., Ltd., dated August 31,
           1995.
10.15(5)   Amendment to the Financing Agreement among Registrant and
           the CIT Group/ Business Credit, Inc., dated October 17,
           1995.
10.16(6)   First Supplemental Indenture, dated as of January 11, 1996, between Registrant and State Street Bank and Trust Company.
10.17(6)   Credit Agreement, dated as of December 29, 1995 between
           Registrant and Hyundai Electronics America.
10.18(12)  Maxtor Corporation 1996 Stock Option Plan.**

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.19(12)  Intercompany Loan Agreement, dated as of April 10, 1996, between Registrant and Hyundai Electronics America.
10.20(12)  Receivables Purchase and Sale Agreement, dated as of March
           30, 1996, among Registrant and Corporate Receivables
           Corporation and Citicorp North America, Incorporated.
10.21(7)   Recapitalization Agreement among the Registrant,
           International Manufacturing Services, Incorporated and
           certain investors, dated as of May 21, 1996.
10.22(7)   Redemption Agreement between Registrant and International
           Manufacturing Services, Incorporated, dated as of May 21,
           1996.
10.23(7)   Manufacturing Services Agreement between Registrant and
           International Manufacturing Services, Incorporated, dated
           June 13, 1996.*
10.24(8)   Credit Facility, dated as of July 31, 1996, between
           Registrant and Hyundai Electronics America.
10.25(9)   Exchange Agreement effective June 18, 1996, between Maxtor
           Corporation and Hyundai Electronics America.
10.26(10)  364-Day Credit Agreement, dated August 29, 1996, among
           Registrant, Citibank, N.A., and Syndicate Banks.
10.27(10)  Credit Agreement, dated August 29, 1996, among Registrant,
           Citibank, N.A., and Syndicate Banks.
10.28(11)  Employment Agreement between Michael R. Cannon and
           Registrant, dated June 17, 1996.**
10.29(11)  Employment Agreement between Paul J. Tufano and Registrant, dated July 12, 1996.**
10.30(11)  Employment Agreement between William Roach and Registrant, dated December 13, 1996.**
10.31(12)  Intercompany Loan Agreement, dated as of April 10, 1997, between Registrant and Hyundai Electronics America.
10.32(14)  364-Day Credit Agreement dated as of October 31, 1997 between Registrant and Nomura Bank International.
10.33(13)  Debt Payment and Stock Purchase Agreement, dated as of
           December 12, 1997, between Registrant and Hyundai
           Electronics America.
10.34(13)  Amendment to August 29, 1996 364-Day Credit Agreement, dated
           August 27, 1997, among Registrant, Citibank, N.A. and
           Syndicate Banks.
10.35(14)  Employment Agreement between Philip Duncan and Registrant dated July 15, 1996.**
10.36(14)  Receivables Purchase and Sale Agreement dated as of April 8,
           1998, among Maxtor Receivables Corporation, Registrant,
           Corporate Receivables Corporation, Citicorp North America
           and Bankers Trust Company.
10.37(14)  Intercompany Loan Agreement dated as of April 10, 1998, between Hyundai Electronics America and Registrant.
10.38(14)  Credit Agreement between Bank of America and Registrant dated December 26, 1996.
10.39(14)  Employment Agreement between K.H. Teh and Registrant, dated
           March 23, 1997.**
10.40(14)  Lease Agreement between Milpitas Oak Creek Delaware, Inc.
           and Registrant dated as of February 23, 1998.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.41(14)  Business Agreement dated as of April 30, 1998, between
           Registrant and Texas Instruments Incorporated.*
10.42(14)  Volume Purchase Agreement dated as of January 1, 1998, between Registrant and Lucent Technologies, Inc.*
10.43(14)  Land Lease between Housing Development Board and Maxtor
           Singapore Limited dated as of March 28, 1991.
10.44(14)  R/3 Software End-User Value License Agreement between SAP
           Korea Ltd. and Hyundai Information Technology Co. Ltd. dated as of June 30, 1996.
10.45(14)  Sublicense Agreement between Hyundai Electronics Industries
           Co., Ltd., and Maxtor Corporation dated as of January 1,
           1996.
10.46(14)  Tax Allocation Agreement dated as of July 21, 1995 among
           Hyundai Electronics America, registrant and certain other
           subsidiaries.
10.47(4)   Agreement and Plan of Merger dated November 2, 1995 between
           Registrant, Hyundai Electronics America and Hyundai
           Acquisition, Inc.
10.48(14)  Tax Indemnification Agreement and Amendment to Tax
           Allocation Agreement dated June 26, 1998.
10.49(14)  Indemnity Agreement between Hyundai Electronics Industries
           Co., Ltd., and Registrant dated June 25, 1998.
10.50(14)  License Agreement between Registrant and Hyundai Electronics
           Industries Co., Ltd., dated June 25, 1998.
10.51(1)   Stock Purchase Agreement between Registrant and Hyundai
           Electronics Industries Co., Ltd., Hyundai Heavy Industries
           Co., Ltd., Hyundai Corporation, and Hyundai Merchant Marine
           Co., Ltd., dated September 10, 1993.
10.52(15)  Supply Agreement between Registrant and MMC Technology dated
           August 18, 1998.*
10.53(14)  1998 Restricted Stock Plan.**
10.54(14)  Form of Restricted Stock Grant Agreement.**
10.55(14)  Second Amended and Restated 1996 Stock Option Plan.**
10.56(14)  Chief Executive Officer Retention Agreement dated as of May
           29, 1998 between Registrant and Michael Cannon.**
10.57(14)  Retention Agreement dated as of May 29, 1998 between
           Registrant and Paul Tufano.**
10.58(14)  Form of Retention Agreement between Registrant and Executive
           Officers.**
10.59(14)  Letter Agreement between Victor B. Jipson and Registrant dated as of June 12, 1998.**
10.60(14)  Loan Agreement among Registrant, Banque Paribas and Hyundai
           Electronics Industries Co., Ltd. as guarantor dated as of
           September 1996.
10.61(14)  Loan Agreement among Registrant, Banque Nationale de Paris and Hyundai Electronics Industries Co., Ltd. as guarantor
           dated as of December 20, 1996.
10.62(14)  Letter Agreement setting forth terms and conditions of Loan
           Agreement between Registrant and the Bank of New York dated as of December 27, 1997.
10.63(14)  Waiver and Amendment dated as of May 22, 1998 to 364-Day
           Credit Agreement dated as of August 29, 1996 among
           Registrant, certain lenders and Citibank, N.A.

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
10.64(14)  Waiver and Amendment dated as of May 22, 1998 to 364-Day
           Credit Agreement dated as of October 31, 1997 between
           Registrant and Nomura Bank International plc.
10.65(14)  Waiver and Amendment dated as of May 22, 1998 to Three-Year
           Credit Agreement dated as of August 29, 1996 among
           Registrant, certain lenders and Citibank, N.A.
10.66(15)  Purchase and Sale Agreement between Registrant and Maxtor
           Receivables Corporation dated as of July 31, 1998.
10.67(15)  Receivables Purchase Agreement Among Maxtor Receivables
           Corporation, The Registrant, BlueKeel Funding LLC and Fleet
           National Bank.
10.68      Letter Agreement between Registrant and MMC Technology dated
           May 18, 1998.
10.69      Mutual Release and Termination Agreement by and among
           Hyundai Electronics America, Axil Computers, Inc., Image
           Quest Technologies, Inc., Registrant, Odeum Microsystems,
           TV/COM International, Inc. dated November 1998.+
10.70      Letter Agreement between Hyundai Electronics America and
           Registrant.+
23.1       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants.
23.2       Consent of Ernst & Young LLP, Independent Auditors.
23.3       Consent of Gray Cary Ware & Freidenrich LLP (included in
           Exhibit 5.1).
24.1       Power of Attorney (included on signature page).
27.1       Financial Data Schedule (EDGAR filed version only).

-------------------------
  * This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

 **  Management contract, or compensatory plan or arrangement.

  +  To be filed by amendment.

 (1) Incorporated by reference to exhibits to Annual Report on Form 10-K effective May 27, 1993.

 (2) Incorporated by reference to exhibits of Form 10-Q filed February 7, 1995.

 (3) Incorporated by reference to exhibits to Annual Report on Form 10-K effective June 23, 1995.

 (4) Incorporated by reference to exhibit III of Schedule 14D-9 filed November 9, 1995.

 (5) Incorporated by reference to exhibits of Form 10-Q filed November 14, 1996.

 (6) Incorporated by reference to exhibits of Form 10-Q filed February 14, 1996.

 (7) Incorporated by reference to exhibits of Form 8-K filed June 28, 1996.

 (8) Incorporated by reference to exhibits of Form 10-K filed July 1, 1996.

 (9) Incorporated by reference to exhibits of Form 10-Q filed August 13, 1996.

(10) Incorporated by reference to exhibits of Form 8-K filed September 13, 1996.

(11) Incorporated by reference to exhibits of Form 10-K filed March 26, 1997.

(12) Incorporated by reference to exhibits of Form 10-Q filed May 12, 1997.

(13) Incorporated by reference to exhibits of Form 10-K filed April 10, 1998.

(14) Incorporated by reference to exhibits of Form S-1 filed July 30, 1998.

(15) Incorporated by reference to exhibits of Form 10-Q filed November 10, 1998.